                                                    Filed Pursuant to
                                                    Rule 424(b)(3)
                                                    Registration No. 333-69537

PROSPECTUS SUPPLEMENT
TO PROSPECTUS DATED MAY 10, 1999

                               NCRIC Group, Inc.

                             1115 30th Street, N.W.
                             Washington, D.C. 20007
                                 (202) 969-1866
[LOGO OF NCRIC
 APPEARS HERE]
                           Maximum 1,840,000 Shares
                          Minimum 1,360,000 Shares of
                                  Common Stock


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
NCRIC Group, Inc. owns a medical professional liability insurance company called NCRIC, Inc. and a physician practice management and financial services company called NCRIC MSO, Inc.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

This prospectus supplement contains financial information at and for the quarter ended March 31, 1999 concerning NCRIC Group. This prospectus supplement amends the attached prospectus of NCRIC Group dated May 10, 1999.

Please refer to risk factors beginning on page 8 of the prospectus. The common stock is subject to investment risk, including the possible loss of the amount invested.

Neither the Securities and Exchange Commission, the District of Columbia Department of Insurance and Securities Regulation, nor any state securities regulator has approved or disapproved these securities or determined if this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

                              ------------------

                        Sandler O'Neill & Partners, L.P.
                              ------------------



             The date of this prospectus supplement is June 7, 1999

                     SELECTED FINANCIAL AND OPERATING DATA

     The following table contains financial information which has been derived from the unaudited consolidated financial statements of NCRIC Group. The selected consolidated financial data below should be read in conjunction with the "Management's Discussion and Analysis of Results of Operations and Financial Condition" following in this prospectus supplement and with the consolidated financial statements for each of the years in the three year period ended December 31, 1998, and "Management's Discussion and Analysis of Results of Operations and Financial Condition" which are included in the attached prospectus.

                                             Three Months Ended March 31,
                                             ----------------------------
                                                1999           1998
                                              --------       --------
                                               (dollars in thousands)
STATEMENT OF OPERATIONS DATA:
Gross premiums written ....................   $ 14,927       $ 16,806
                                              ========       ========

Net premiums written ......................   $ 11,175       $ 13,037
                                              ========       ========

Net premiums earned .......................   $  3,605       $  2,546
Net investment income .....................      1,418          1,526
Net realized investment gains .............         52             28
Practice management and related revenues ..      1,243              -
Other income ..............................         91            152
                                              --------       --------
      Total revenues ......................      6,409          4,252

Losses and LAE ............................      3,564          3,139
Underwriting expenses .....................        927          1,033
Practice management and related expenses ..      1,116             34
Other expenses ............................        473            259
                                              --------       --------
      Total expenses ......................      6,080          4,465
                                              --------       --------

Income (loss) before income taxes .........        329           (213)
Income tax (benefit) provision ............         30           (140)
                                              --------       --------
Net income ................................   $    299       $    (73)
                                              ========       ========

Net income ................................   $    299       $    (73)
Other comprehensive loss ..................     (1,599)           (73)
                                              --------       --------
Comprehensive loss ........................   $ (1,300)      $   (146)
                                              ========       ========

                                              Three Months Ended March 31,
                                              ----------------------------
                                                 1999             1998
                                              ----------       -----------

GAAP UNDERWRITING RATIOS:
Loss and LAE ratio .......................       98.9%           123.3%
Underwriting expense ratio ...............       25.7%            40.6%
Combined ratio after renewal credits .....      124.6%           163.9%
Combined ratio before renewal credits ....      113.7%           140.2%

SELECTED STATUTORY DATA:
Loss and LAE ratio .......................       90.1%            98.2%
Underwriting expense ratio ...............        7.3%             6.7%
Combined ratio ...........................       97.4%           104.8%


                                              As of             As of
                                            March 31,        December 31,
                                              1999              1998
                                          -------------    ----------------
                                              (dollars in thousands)
BALANCE SHEET AND OTHER DATA:
Invested assets .......................... $   98,631       $   96,348
Total assets .............................    148,486          134,326
Total liabilities ........................    118,775          103,315
Total equity .............................     29,711           31,011
Statutory policyholders' surplus .........     24,632           24,116
Number of employees * ....................         90               30

In calculating GAAP underwriting ratios, renewal credits are considered a reduction of premium income. In addition, earned premium is used to calculate the GAAP loss and underwriting expense ratios. For statutory purposes, renewal credits are not considered a reduction in premium income, and written premiums are used to calculate the statutory underwriting expense ratio. Due to these differences in treatment, GAAP combined ratios can differ significantly from statutory combined ratios. For a discussion of the differences between statutory and GAAP reporting, see note 9 to the December 31, 1998 consolidated financial statements included in the prospectus.

-----------
* The increase in number of employees is primarily attributable to the acquisition of businesses on January 4, 1999. The correct number of employees on February 1, 1998 is 27.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     The following analysis of the consolidated results of operations and financial condition of NCRIC Group should be read in conjunction with the selected consolidated financial and operating data and consolidated financial statements and related notes included elsewhere in this prospectus supplement. References to "NCRIC" in this prospectus supplement mean NCRIC Group and its subsidiaries, including their predecessors.

General

     The financial statements and data presented in this prospectus supplement have been prepared in accordance with generally accepted accounting principles, GAAP, unless otherwise noted. GAAP differs from statutory accounting practices used by regulatory authorities in their oversight responsibilities of insurance companies. See note 9 to the December 31, 1998 consolidated financial statements in the prospectus for a reconciliation of NCRIC's net income and equity between GAAP and statutory accounting bases.

     On January 4, 1999, NCRIC Group acquired all the outstanding shares of HealthCare Consulting, Inc., the interests of HCI Ventures, LLC and the assets of Employee Benefits Services, Inc. The acquisition was recorded as a purchase. The results of operations for the three months ended March 31, 1999 include the results of the acquired businesses for that period.

Consolidated net income and comprehensive income results - Three months ended March 31, 1999 compared to three months ended March 31, 1998

     Net income and comprehensive income results. Net income increased to $299,000 for the three months ended March 31, 1999, up $372,000 from a loss of $73,000 for the three months ended March 31, 1998. The primary contributors to the increased earnings were an improvement in net underwriting results and earnings from the recently acquired businesses, partially offset by legal fees incurred for litigation brought by the NCRIC Physicians Organization, continuing start-up costs for the NCRIC MSO District of Columbia operations and interest expense on acquisition debt.

     Comprehensive income was a loss of $1.3 million for the three months ended March 31, 1999 compared to a loss of $146,000 for the three months ended March 31, 1998. The decrease in comprehensive income results from the decline in unrealized investment gains, net of deferred income taxes.

     Net premiums earned. Following is a summary of NCRIC's net premiums earned:

                                                Three Months Ended March 31,
                                                ----------------------------
                                                  1999                1998
                                                --------            --------
                                                       (in thousands)
Gross premiums written .............            $ 14,927            $ 16,806
Change in unearned premiums ........              (9,872)            (12,972)
                                                --------            --------
Gross premiums earned before renewal
      credits ......................               5,055               3,834
Reinsurance premiums ceded .........              (1,103)               (858)
                                                --------            --------
Net premiums earned before renewal
      credits ......................               3,952               2,976
Renewal credits ....................                (347)               (430)
                                                --------            --------
Net premiums earned ................            $  3,605            $  2,546
                                                ========            ========

      Gross premiums written decreased by $1.9 million to $14.9 million for the three months ended March 31, 1999 from $16.8 million for the three months ended March 31, 1998. Starting in the fourth quarter of 1997 and continuing through the first quarter of 1999, NCRIC began to stagger policy renewal dates. Premiums written decreased $1.8 million for the three months ended March 31, 1999 and increased by $0.1 million for the three months ended March 31, 1998 due to the staggering of premium writing dates. There is a one-time effect when the policy renewal is staggered which increases premiums written in the period of the new renewal date and reduces premiums written in the subsequent period corresponding to the original renewal date; premiums written will, all else being equal, return to the previous level in the subsequent calendar year. While the staggering of the renewal dates affects premiums written, earned premiums are not affected. The gross premiums written include premiums for experience-rated programs of $436,000 for the three months ended March 31, 1999 and $572,000 for the three months ended March 31, 1998.

      Gross premiums written adjusted for the staggering of renewal dates and experience-rated premiums increased $200,000, to $16.3 million for the three months ended March 31, 1999 from $16.1 million for the three months ended March 31, 1998. The increase resulted from the increase in the number of policyholders to 1,259 at March 31, 1999, up from 1,182 at March 31, 1998, offset by a change in the mix of business in new policies written.

      The change in unearned premiums for the period decreased by $3.1 million to $9.9 million from $13.0 million. This decrease resulted from a $2.5 million decrease in the unearned portion of the policy premium due to the staggering of renewal dates, as well as a $575,000 decrease in retrospectively determined policyholder refunds for 1999 due to higher loss experience in the experience-rated programs.

      Gross premiums earned before renewal credits increased $1.2 million, or 32%, to $5.0 million for the three months ended March 31, 1999 from $3.8 million for the three months ended March 31, 1998. The increase was due to $0.6 million of additional premiums earned under non experience-rated policies for the three months ended March 31, 1999 plus $0.6 million of additional premiums earned under experience-rated programs.

      Reinsurance premiums ceded increased by $245,000 to $1.1 million for the three months ended March 31, 1999 from $858,000 for the three months ended March 31, 1998. The increase was the net result of the increase in current year premiums due to the increase in gross premiums earned before renewal credits offset by an increase in the credit from prior year premiums under the swing rated reinsurance treaty due to favorable loss experience.

      Renewal credits decreased $83,000 to $347,000 for the three months ended March 31, 1999 from $430,000 for the three months ended March 31, 1998 reflecting a decrease in the credit rate to 10% from 12.5%.

      Net premiums earned before renewal credits increased by $1.0 million to $4.0 million for the three months ended March 31, 1999 from $3.0 million for the three months ended March 31, 1998. Net premiums earned after renewal credits increased similarly by $1.1 million to $3.6 million for the three months ended March 31, 1999 from $2.5 million for the three months ended March 31, 1998.

     Net investment income. Net investment income decreased by $0.1 million, or 7%, for the three months ended March 31, 1999 compared to the first quarter of the prior year, due to a decline in yields which was only partially offset by an increase in invested funds and a decrease in investment expenses. Average invested assets, which includes cash equivalents, increased by $1.8 million, or 1.7%, to $105.2 million at March 31, 1999 from $103.4 million at March 31, 1998 due to additional invested funds partially offset by the change in unrealized gains. Maturing investments were primarily invested in corporate bonds and positive cash flow was primarily invested in cash equivalents during the first quarter of 1999. $2.9 million of funds were used in the January 4, 1999 acquisition of the businesses of HealthCare Consulting, HCI Ventures and Employee Benefit Services. The average effective yield was approximately 5.38% for the three months ended March 31, 1999 and 5.90% for the three months ended March 31, 1998. The tax equivalent yield was approximately 5.96% for the first quarter of 1999 and 6.55% for the first quarter of 1998. The decrease in investment yields reflects the market decrease in interest rates in 1999 compared to 1998.

     Practice management and related revenue. Practice management and related revenue of $1.2 million consisted of fees generated by NCRIC MSO through the businesses acquired on January 4, 1999, HealthCare Consulting and Employee Benefits Services.

     Loss and loss adjustment expenses. The expense for incurred losses and LAE for the first quarter of each year net of reinsurance is summarized as follows:

                                                   Three Months Ended March 31,
                                                   ----------------------------
                                                      1999              1998
                                                   ----------        ----------
                                                          (in thousands)
Incurred loss and LAE related to:
      Current year - losses .................       $ 4,450           $ 3,439
      Prior years - development .............          (886)             (300)
                                                    -------           -------
Total incurred for the year .................       $ 3,564           $ 3,139
                                                    =======           =======

      Total incurred loss and LAE expense of $3.6 million for the first quarter of 1999 is up $425,000 over the $3.1 million incurred for the first quarter of 1998.

      Current year losses in the three months ended March 31, 1999 totaled $4.4 million, up $1.0 million compared to the three months ended March 31, 1998. More new claims were reported in the first quarter of 1999 than in the first quarter of 1998, returning to the level experienced in 1997. NCRIC experienced favorable development on estimated losses for prior years' claims in the first quarter of both years. The favorable loss development related to prior years claims was $886,000 in the first quarter of 1999, and $300,000 in the first quarter of 1998. Prior year development results from the re-estimation and settlement of individual losses not covered by reinsurance, which are generally losses under $500,000.

     Underwriting expenses. Underwriting expenses decreased $106,000 to $927,000 for the three months ended March 31, 1999 from $1,033,000 for the three months ended March 31, 1998. The decrease in expense was due primarily to an increase of $46,000 in the profit commission on reinsurance ceded, a decrease of $91,000 in premium taxes related to the decrease in gross written premiums offset partially by increases in other categories of expenses, principally salaries and benefits of $86,000.

     Practice management and related expenses. Practice management and related expenses of $1.1 million consisted primarily of expenses, such as salaries, other general office expenses and goodwill amortization related to NCRIC MSO for the operations of the businesses acquired January 4, 1999.

     Other expenses. Other expenses include amounts for subsidiary and holding company operations which are not directly related to the issuance of medical professional liability insurance or practice management and related operations, including insurance brokerage, insurance agency and physician services.

      Other expenses increased $214,000 to $473,000 for the three months ended March 31, 1999 from $259,000 for the three months ended March 31, 1998. The primary components of the increase were legal fees of $206,000 incurred in connection with litigation brought by NCRIC Physicians Organization and interest on acquisition debt of $45,000 offset by a decrease of $85,000 in expenses in connection with the 1998 reorganization.

     Federal income taxes. The effective tax rate for NCRIC is lower than the federal statutory rate principally due to nontaxable investment income.

                                                   Three Months Ended March 31,
                                                   ----------------------------
                                                      1999              1998
                                                   ----------        ----------
Federal income tax at statutory rates ........         34%               34%
Tax exempt income ............................        (25)              (42)
Dividends received ...........................         (6)              (10)
Reorganization costs .........................          -                17
Goodwill amortization ........................          5                 -
Other, net ...................................          1                 3
                                                   ----------        ----------
Federal income tax at effective rates ........          9%              (66)%
                                                   ==========        ===========

Financial condition, liquidity and capital resources

     NCRIC Group

     Financial condition and capital resources. NCRIC Group is a stock holding company whose operations and assets primarily consist of its ownership of NCRIC, Inc. and NCRIC MSO. In addition, as a result of the reorganization, NCRIC Group has greater access to the capital markets. This allows NCRIC Group to assist its subsidiaries in their efforts to compete effectively and to create long-term growth. As a part of this strategy, NCRIC Group may seek to take advantage of acquisition opportunities and alternative financing.

      On January 4, 1999, Sequoia National Bank approved a loan to NCRIC Group in the amount of $2,200,000 at an annual interest rate of prime + 3/4 of a percentage point to finance the acquisition of HealthCare Consulting, Inc., HCI Ventures, LLC and the assets of Employee Benefits Services, Inc. The loan is secured by all of the stock of NCRIC MSO, as well as its receivables; and an assignment of the membership interests of HCI Ventures, LLC. In connection with the loan, NCRIC, Inc. is required to covenant to pay dividends to NCRIC Group, subject to regulatory limits, to service the loan if the combined cash flow of NCRIC Group and NCRIC MSO is inadequate to service the loan.

     Liquidity. Liquidity is a measure of an entity's ability to secure enough cash to meet its contractual obligations and operating needs. NCRIC Group's cash flow from operations consists of dividends from subsidiaries, if declared and paid, and other permissible payments from its subsidiaries, offset by fees paid to NCRIC, Inc., for management services and other expenses. NCRIC Group intends to rely primarily on this cash flow from subsidiaries to pay dividends on its common stock, if any. The amount of future cash flow available to NCRIC Group may be influenced by a variety of factors, including NCRIC, Inc.'s financial results and regulation by the District of Columbia Department of Insurance and Securities Regulation.

      The payment of dividends to NCRIC Group by NCRIC, Inc. is subject to limitations imposed by the District of Columbia Holding Company System Act of 1993. Under the DC Holding Company Act, NCRIC, Inc. must seek prior approval from the Commissioner of Insurance and Securities to pay any dividend which, combined with other dividends made within the preceding 12 months, exceeds the lesser of (A) 10% of the surplus at the end of the prior year or (B) the prior year's net income excluding realized capital gains. Net income, excluding realized capital gains, for the 2 years preceding the current year is carried forward for purposes of the calculation to the extent not paid in dividends. The law also requires that an insurer's statutory surplus following a dividend or other distribution be reasonable in relation to the insurer's outstanding liabilities and adequate to meet its financial needs. The District of Columbia permits the payment of dividends only out of unassigned statutory surplus. Using these criteria, as of March 31, 1999 NCRIC, Inc. would have had available approximately $2.4 million of unassigned statutory surplus available for dividends.

     Subsidiaries of NCRIC Group

     Liquidity. The primary sources of NCRIC subsidiaries' liquidity are insurance premiums, net investment income, practice management and financial services fees, recoveries from reinsurers and proceeds from the maturity or sale of invested assets. Funds are used to pay claims, LAE, operating expenses, reinsurance premiums and taxes; and to purchase investments.

      NCRIC subsidiaries had positive cash flow from operations for the three months ended March 31, 1999 and March 31, 1998. Cash provided by operating activities of NCRIC subsidiaries was $10.1 million in the three months ended March 31, 1999 and $8.7 million in the three months ended March 31, 1998. The $1.5 million of increased cash flow in 1999 compared to 1998 resulted primarily from $400,000 of additional net premiums collected, $700,000 of decreased underwriting expenses and $200,000 from the newly acquired companies, offset by $200,000 of additional losses and LAE paid. Because of the long-term nature of both the payments of claims and the settlement of swing-rated reinsurance premiums due to the reinsurers, cash from operations for a medical professional liability insurer like NCRIC, Inc. can vary substantially from year to year.

     Financial condition and capital resources. NCRIC subsidiaries invest their positive cash flow from operations primarily in investment grade, fixed maturity securities. As of March 31, 1999, the carrying value of NCRIC subsidiaries' securities portfolio was $98.6 million, compared to a carrying value of $96.3 million as of December 31, 1998. The portfolios were invested as follows:

                                                         As of         As of
                                                       March 31,    December 31,
                                                         1999          1998
                                                       --------      --------
U.S. Government and agencies ......................       25%           25%
Asset-backed and mortgage-backed securities .......       30            28
Tax-exempt securities .............................       20            21
Corporate bonds and preferred stocks ..............       25            26

      Over 76% of the portfolio was invested in US Government/agency securities or had a rating of AAA or AA. For regulatory purposes, 99% of the securities portfolio was rated "Class 1" for all periods presented, which is the highest quality rated group as classified by the NAIC.

      NCRIC subsidiaries believe that all of their fixed maturity securities are readily marketable. Investment duration is closely monitored to provide adequate cash flow to meet operational and maturing liability needs. Asset and liability modeling, including sensitivity analyses and cash flow testing, are performed on a regular basis.

      NCRIC subsidiaries have no corporate debt. The $2.5 million line of credit available as of March 31, 1999 is restricted to working capital for claims settlements. The line of credit is unsecured and renewable annually. NCRIC subsidiaries have not drawn down on this facility. As of March 31, 1999, NCRIC subsidiaries have no material commitments for capital expenditures. NCRIC Group and its subsidiaries are required to pay aggregate annual salaries in the amount of $975,000 to six persons under employment agreements.

      The equity of NCRIC subsidiaries was $29.9 million at March 31, 1999 and $31.0 million at December 31, 1998. The $1.1 million decrease for the three months ended March 31, 1999 was due to a $1.6 million decrease in unrealized appreciation net of tax in the investment portfolio, offset by net income.

Effects of inflation and interest rate changes

      The primary effect of inflation on NCRIC is in estimating reserves for unpaid losses and LAE for medical professional liability claims in which there is a long period between reporting and settlement. The rate of inflation for malpractice claim settlements can substantially exceed the general rate of inflation. The actual effect of inflation on NCRIC's results cannot be conclusively known until claims are ultimately settled. Based on actual results to date, NCRIC believes that losses and LAE reserve levels and NCRIC's ratemaking process adequately incorporate the effects of inflation.

      Interest rate changes expose NCRIC to a market risk on its investment portfolio. This market risk is the potential for financial losses due to the decrease in the value or price of an asset resulting from broad movements in prices, such as interest rates. In general, the market value of NCRIC's fixed maturity portfolio increases or decreases in an inverse relationship with fluctuation in interest rates. In addition, NCRIC's net investment income increases or decreases in a direct relationship with interest rate changes on monies re-invested from maturing securities and investments of positive cash flow from operating activities.

Year 2000 issues

      Many hardware computer and software computer programs were designed to accommodate only two-digit fields to represent a given year; for example, "98" represents 1998. The computer hardware and software automatically understands the two-digit indicator to be associated with the twentieth century and assigns the first two digits as "19." This design results in the inability of these computer systems to recognize post-twentieth century dates and to properly accept, process or display information related to the next century. If not corrected, this could result in system or electronic equipment failures, or miscalculations causing disruption of NCRIC's business operations.

      NCRIC's overall compliance initiatives have included the assignment of a task force to provide an assessment of NCRIC's exposure to the Year 2000 issues. The comprehensive program to address each aspect of the Year 2000 issues has included an assessment of all critical business systems; remediation or upgrading of critical systems; implementation of modified and updated systems; testing of both modified and updated systems as well as integrated systems testing; and contingency planning. The study has included an evaluation of both NCRIC's internal hardware and software systems, as well as exposure from service providers, brokers and other external business partners.

      NCRIC has completed an assessment of all its critical internal hardware and software systems. Internal computer hardware has been determined to be Year 2000 compliant based on manufacturers' representations. Software systems that are not Year 2000 compliant are in the process of being upgraded through updates supplied by vendors; being replaced by new systems; or being brought into compliance through the remediation efforts of outside vendors under NCRIC's direction. Specifically, NCRIC's computer systems and application software that relate to policy administration, billing and claims and office automation are Year 2000 compliant.

      For those systems which are in compliance, NCRIC has successfully completed stand-alone testing. During 1999, NCRIC will complete testing of those systems which are in the process of being modified. In addition, while most of NCRIC's computer hardware, software, telecommunications and desktop applications operate as stand-alone systems, there is some level of interdependency among the systems. NCRIC intends to complete full-scope integrated systems testing during 1999. NCRIC has begun to contact its outside vendors and critical business partners concerning their Year 2000 compliance efforts. This process will be completed in 1999.

      NCRIC estimates that it has incurred internal and external costs associated with the Year 2000 effort of approximately $3,200 for the three months ended March 31, 1999 and $15,000 and $36,000 for the years ended December 31, 1998 and 1997. NCRIC anticipates incurring internal and external costs of approximately $5,000 during the remainder of 1999.

      Although there can be no assurance, NCRIC believes that its internal operations will be sufficiently compliant that the Year 2000 issues should not cause a material disruption in its business. Despite these efforts, there can be no guarantee that the systems of other companies on which NCRIC relies will be Year 2000 compliant. Any failure associated with this non-compliance could have a material effect on NCRIC. While NCRIC believes that the Year 2000 issues will not cause an adverse effect on its ability to conduct its operations, it has begun to explore various contingency plans in order to complete the most critical aspects of its business operations in the event of any failures in the remediation efforts.

NCRIC GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (IN THOUSANDS, EXCEPT FOR SHARE DATA)
---------------------------------------------------------------------------


                                                                  March 31, 1999         December 31, 1998
                                                                    (unaudited)
ASSETS
INVESTMENTS:
  Securities available for sale, at fair value:
    Bonds and U.S. Treasury Notes                                    $ 93,429                 $ 91,135
    Preferred stocks                                                    5,184                    5,213
                                                                     --------                 --------

           Total securities available for sale                         98,613                   96,348

  Investments in management service organizations                          18                        -
                                                                     --------                 --------

           Total investments                                           98,631                   96,348

OTHER ASSETS:
  Cash and cash equivalents                                             8,514                    6,083
  Reinsurance recoverable                                              25,777                   24,944
  Goodwill                                                              5,096                        -
  Deferred federal income taxes                                         3,511                    2,742
  Other assets                                                          6,957                    4,209
                                                                     --------                 --------

TOTAL ASSETS                                                         $148,486                 $134,326
                                                                     ========                 ========

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:
  Losses and loss adjustment expenses:
    Losses                                                           $ 62,787                 $ 60,127
    Loss adjustment expenses                                           27,919                   27,573
                                                                     --------                 --------

           Total losses and loss adjustment expenses                   90,706                   87,700

  Other liabilities:
    Retrospective premiums accrued under
      reinsurance treaties                                              7,613                    6,492
    Unearned premiums                                                  12,083                    3,348
    Bank debt                                                           2,200                        -
    Other liabilities                                                   6,173                    5,775
                                                                     --------                 --------

TOTAL LIABILITIES                                                     118,775                  103,315
                                                                     --------                 --------

STOCKHOLDER'S EQUITY:
  Common stock $0.01 par value - 10,000,000 shares
    authorized; 1,000 shares issued and outstanding                         -                        -
  Additional paid in capital                                              798                      798
  Accumulated other comprehensive income                                  417                    2,016
  Retained earnings                                                    28,496                   28,197
                                                                     --------                 --------

TOTAL STOCKHOLDER'S EQUITY                                             29,711                   31,011
                                                                     --------                 --------

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                           $148,486                 $134,326
                                                                     ========                 ========

See notes to condensed consolidated financial statements.

NCRIC GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED (IN THOUSANDS)
--------------------------------------------------------------------------

                                                                  Three Months Ended March 31,

                                                                1999                       1998
REVENUES:
  Premium income:
    Premiums written                                          $ 14,927                   $ 16,806
    Premiums ceded                                              (1,103)                      (858)
    Change in unearned premiums                                 (9,872)                   (12,972)
    Renewal credit dividends to policyholders                     (347)                      (430)
                                                              --------                   --------

           Net premiums earned                                   3,605                      2,546

  Net investment income                                          1,418                      1,526
  Net realized investment gains                                     52                         28
  Practice management and related income                         1,243                          -
  Other income                                                      91                        152
                                                              --------                   --------

           Total revenues                                        6,409                      4,252
                                                              --------                   --------
EXPENSES:
  Losses and loss adjustment expenses                            3,564                      3,139
  Underwriting expenses                                            927                      1,033
  Practice management and related expenses                       1,116                         34
  Other                                                            473                        259
                                                              --------                   --------

           Total expenses                                        6,080                      4,465
                                                              --------                   --------

INCOME BEFORE INCOME TAXES                                         329                       (213)

INCOME TAX (BENEFIT) PROVISION                                      30                       (140)
                                                              --------                   --------

NET INCOME (LOSS)                                             $    299                   $    (73)
                                                              ========                   ========

See notes to condensed consolidated financial statements.

NCRIC GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME -  UNAUDITED
(IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                 Three Months Ended March 31,

                                                                1999                      1998
NET INCOME (LOSS)                                             $   299                   $   (73)

OTHER COMPREHENSIVE INCOME:
  Unrealized holding losses on investments
    during the period                                          (2,371)                      (85)
  Benefit associated with unrealized
    holding losses                                                806                        30
  Less: reclassification adjustment for gains
    included in net income (loss)                                 (52)                      (28)
  Taxes associated with reclassification
    adjustment                                                     18                        10
                                                              -------                   -------

OTHER COMPREHENSIVE LOSS                                       (1,599)                      (73)
                                                              -------                   -------

COMPREHENSIVE LOSS                                            $(1,300)                  $  (146)
                                                              =======                   =======

See notes to condensed consolidated financial statements.

NCRIC GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS -  UNAUDITED (IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                       Three Months Ended March 31,

                                                                        1999                      1998
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                 $    299                  $    (73)
  Adjustments to reconcile net income
    to net cash flows from operating activities:
      Net realized investment gains                                      (52)                      (28)
      Amortization and depreciation                                      119                        48
  Deferred federal income taxes                                         (170)                     (166)
  Changes in assets and liabilities:
    Reinsurance recoverable                                             (833)                   (2,928)
    Other assets                                                      (2,206)                   (2,428)
    Losses and loss adjustment expenses                                3,006                     3,869
    Retrospective premiums accrued
      under reinsurance treaties                                       1,121                      (382)
    Unearned premiums                                                  8,735                    11,630
    Other liabilities                                                    124                      (876)
                                                                    --------                  --------

           Net cash flows from operating activities                   10,143                     8,666
                                                                    --------                  --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of investments                                           (12,713)                  (24,921)
  Sales, maturitites and redemptions of investments                    8,076                    19,360
  Investment in purchased business                                    (5,238)                        -
  Purchases of property and equipment                                    (37)                     (424)
                                                                    --------                  --------

           Net cash flows from investing activities                   (9,912)                   (5,985)
                                                                    --------                  --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt                                         2,200                         -
                                                                    --------                  --------

NET CHANGE IN CASH AND CASH
  EQUIVALENTS                                                          2,431                     2,681
                                                                    --------                  --------

CASH AND CASH EQUIVALENTS,
  BEGINNING OF PERIOD                                                  6,083                     4,065
                                                                    --------                  --------

CASH AND CASH EQUIVALENTS,
  END OF PERIOD                                                     $  8,514                  $  6,746
                                                                    ========                  ========

SUPPLEMENTARY INFORMATION:
  Interest paid                                                     $     45                  $      -
                                                                    ========                  ========

See notes to condensed consolidated financial statements.

NCRIC GROUP, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements - unaudited

1. Basis of Preparation

   The accompanying unaudited consolidated financial statements were prepared in accordance with instructions to Form 10-QSB and therefore do not include all disclosures necessary for a complete presentation under generally accepted accounting principles. In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation have been included.

   Operating results for the three-month period ended March 31,1999 are not necessarily indicative of the results that may be expected for the year ending December 31,1999. These consolidated financial statements and notes should be read in conjunction with the financial statements and notes included in the audited consolidated financial statements of NCRIC Group, Inc.(NCRIC Group) for the year ended December 31, 1998, which were filed with the Securities and Exchange Commission on Form SB-2.

2. Acquisition

   On January 4, 1999, NCRIC Group acquired all of the outstanding shares of HealthCare Consulting, Inc., all of the outstanding interests of HCI Ventures, LLC, and all the assets of Employee Benefits Services, Inc. for $5.1 million in cash and mandatorily convertible notes in the aggregate principal amount of $300,000. Under terms of the purchase agreement, an additional $3.1 million could be paid in cash if the acquired companies achieve earnings targets in 2000, 2001 and 2002. These companies provide practice management, employee benefit services and financial services to physicians throughout the Mid-Atlantic region.

   The acquisition has been accounted for using the purchase method. Goodwill is amortized over 20 years on a straight-line basis. The contingent payment would be an addition to goodwill and would be amortized over 20 years.

   In connection with the acquisition, NCRIC Group borrowed $2.2 million from Sequoia National Bank to finance a portion of the purchase price. The term of the loan is 7.5 years and the interest rate is prime plus 0.75% per annum, with an additional one-half point paid at closing. Monthly payments are interest only for the first six months and blended payments of interest and principal thereafter. Sequoia has the option to call the loan at the end of 6 months and 3.5 years of the term. Security for the loan consists of an assignment of the capital stock of NCRIC MSO, Inc., a subsidiary of NCRIC Group, and a blanket lien of all of the receivables of HealthCare Consulting and Employee Benefits Services. There is no penalty for prepayment of the loan. The President of Sequoia National Bank serves on NCRIC Group's Board of Directors.

   The following pro forma information presents the results of operations for the three months ended March 31, 1998 as though the acquisition had occurred at January 1, 1998 (in thousands):

                                      NCRIC          Acquired        Pro forma
                                      Group          Companies        Combined
                                      -----          ---------       ---------
        Revenue ...................   $ 4,252         $ 1,291         $ 5,543
        Net income (loss) .........       (73)            159              86

3. Initial Public Offering

   The Form SB-2 Registration Statement for NCRIC Group common stock was declared effective by the Securities and Exchange Commission on May 10, 1999. Since the offering of securities has not yet closed, the shares outstanding at March 31, 1999 are wholly-owned by NCRIC Holdings, Inc., the immediate parent of NCRIC Group. Accordingly, earnings per share are not presented.

4. Reportable Segment Information

   NCRIC Group has two reportable segments: Insurance and practice management and financial services. The insurance segment provides medical professional liability and other insurance. The practice management and financial services segment provides practice management and financial services primarily to physicians. NCRIC Group evaluates performance based on profit or loss from operations before income taxes. The reportable segments are strategic business units that offer different products and services and therefore are managed separately.

   Selected financial data is presented below for each business segment for the three-month periods ended March 31,1999 and 1998:


                                                          At or For the
                                                   Three Months Ended March 31,
                                                   ----------------------------
                                                     1999                1998
                                                   --------            --------
                                                          (in thousands)
   INSURANCE:
      Revenues from external customers            $   3,696           $   2,698
      Net investment income                           1,415               1,526
      Net realized investment gains                      52                  28
      Depreciation and amortization                      35                  40
      Segment profit (loss) before taxes                607                (130)
      Expenditures for segment assets                    21                 424
      Segment assets                                142,446             135,917
      Segment liabilities                           115,395             108,598

                                                        At or For the
                                                 Three Months Ended March 31,
                                                 ----------------------------
                                                   1999                1998
                                                 --------            --------
                                                        (in thousands)
PRACTICE MANAGEMENT AND FINANCIAL SERVICES:
   Revenues from external customers             $   1,243           $       -
   Net investment income                                3                   -
   Net realized investment gains                        -                   -
   Depreciation and amortization                       84                   8
   Segment loss before taxes                         (111)                (83)
   Expenditures for segment assets                     16                   -
   Segment assets                                   6,680                  51
   Segment liabilities                                963                 151

TOTAL:
   Revenues from external customers             $   4,939           $   2,698
   Net investment income                            1,418               1,526
   Net realized investment gains                       52                  28
   Depreciation and amortization                      119                  48
   Segment profit (loss) before taxes                 496                (213)
   Expenditures for segment assets                     37                 424
   Segment assets                                 149,126             135,968
   Segment liabilities                            116,358             108,749


The following are reconciliations of reportable segment assets and liabilities and profit to NCRIC Group's consolidated totals:

                                                           March 31,
                                                 ----------------------------
                                                   1999                1998
                                                 --------            --------
                                                        (in thousands)

Assets:
   Total assets for reportable segments         $ 149,126           $ 135,968
   Elimination of intersegment receivables           (368)               (153)
   Elimination of affiliate receivables            (1,327)                  -
   Other unallocated amounts                        1,055                   -
                                                ---------           ---------
   Consolidated total                           $ 148,486           $ 135,815
                                                =========           =========

Liabilities:
   Total liabilities for reportable segments    $ 116,358           $ 108,749
   Elimination of intersegment payables              (368)               (153)
   Other liabilities                                2,785                   -
                                                ---------           ---------
   Consolidated total                           $ 118,775           $ 108,596
                                                =========           =========

                                                    Three Months Ended March 31,
                                                    ----------------------------
                                                       1999              1998
                                                    ----------        ----------
                                                           (in thousands)
Profit (loss) before taxes:
Total profit (loss) for reportable segments           $ 496             $(213)
Other expenses                                         (107)                -
Elimination of intersegment interest income             (60)                -
                                                      -----             -----
Consolidated total                                    $ 329             $(213)
                                                      =====             =====

                                *****

PROSPECTUS

                               NCRIC Group, Inc.

                             1115 30th Street, N.W.
                             Washington, D.C. 20007
                                 (202) 969-1866
[LOGO OF NCRIC
 APPEARS HERE]
                            Maximum 1,840,000 Shares
                          Minimum 1,360,000 Shares of
                                  Common Stock


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
NCRIC Group, Inc. owns a medical professional liability insurance company called NCRIC, Inc. and a physician practice management and financial services company called NCRIC MSO, Inc.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NCRIC Group offers shares of its common stock for sale in a subscription offering and, if all shares are not subscribed for, in a community offering and possibly a syndicated community offering. To purchase shares with a subscription right, you must submit a properly completed stock order form, with payment for the shares, on or before 1:00 p.m., Eastern time, on June 30, 1999. You may purchase a minimum of 100 shares and a maximum of 35,000 shares. Sandler O'Neill & Partners, L.P. will use its best efforts to assist in selling shares, but does not guarantee that any shares will be sold. If the minimum number of shares is not sold, then we will not sell any shares of common stock. We will place all funds submitted for purchasing shares of common stock in a deposit account at Summit Bank until we sell at least the minimum shares or return your funds to you.

                            Minimum    Midpoint     Maximum
                           ---------- ----------- -----------
  . Price per share        $     7.00 $      7.00 $      7.00
  . Number of shares        1,360,000   1,600,000   1,840,000
  . Offering expenses      $1,000,000 $ 1,033,500 $ 1,067,000
  . Net proceeds           $8,520,000 $10,166,500 $11,813,000
  . Net proceeds per share $     6.26 $      6.35 $      6.42

The common stock has been conditionally approved for quotation on the Nasdaq SmallCap Market under the symbol "NCRI."

Please refer to risk factors beginning on page 8 of this prospectus. The common stock is subject to investment risk, including the possible loss of the amount invested.

Neither the Securities and Exchange Commission, the District of Columbia Department of Insurance and Securities Regulation, nor any state securities regulator has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                              ------------------

                       Sandler O'Neill & Partners, L.P.
                              ------------------


                  The date of this Prospectus is May 10, 1999

                               TABLE OF CONTENTS

Questions and Answers about the Subscription, Community and Syndicated
      Community Offerings..................................................   4
Summary....................................................................   5
Risk Factors...............................................................   8
      The concentration of NCRIC, Inc.'s business in the District of
          Columbia leaves it vulnerable to a decrease in the number of medical practices or an increase in damage awards in the
          District of Columbia.............................................   8
      If we have established inadequate loss and LAE reserves, our
          profitability will diminish......................................   8
      Indemnity payments in medical professional liability cases are rising and there is a risk that a very high jury award
          could be rendered against NCRIC, Inc.............................   8
      Our profitability could be adversely affected by market driven
          changes in the healthcare industry...............................   8
      NCRIC, Inc. may be unable to obtain affordable reinsurance from high quality reinsurers, which would increase the risk
          borne by NCRIC, Inc. and restrict NCRIC, Inc.'s ability to
          insure larger risks..............................................   9
      We may purchase less reinsurance and retain more risk ourselves
          which will increase our exposure to larger losses................   9
      We may be unable to sell our products to doctors outside of the
          District of Columbia metropolitan region or to expand our
          sales to dentists because we have not had significant sales
          to either group in the past......................................   9
      In the absence of regulations governing a full demutualization, there is a risk that any future regulations will disadvantage minority stockholders like yourself..............................  10
      You and other purchasers in the offerings will not be able to determine matters submitted for stockholder approval, including whether fundamental corporate changes will be made...............  10
      NCRIC Group has no significant operations of its own and will require funds from its subsidiaries to meet its obligations......  10
      The absence of other mutual insurance holding companies with a publicly traded subsidiary means that we will not benefit from their experience.................................................  10
      Our return on equity will decrease immediately following the subscription,
          community and syndicated community offerings.....................  10
      We are unable to accurately estimate the total expenses associated with the ESOP, stock option plan and stock award plan............  11
      Because we are uncertain of how many shares will be sold in the offerings, we are unable to advise you of the percentage ownership interest in NCRIC Group that you will acquire..........  11
      We may not be able to complete the subscription, community or syndicated community offerings within our anticipated
          time frame.......................................................  11
      Your subscription rights may be taxable..............................  11

Forward-Looking Information..............................................    12
The Subscription, Community and Syndicated Community Offerings...........    12
Purchases in the Subscription, Community and Syndicated
      Community Offerings................................................    17
Use of Proceeds..........................................................    27
Dividend Policy..........................................................    28
Market for Common Stock..................................................    29
Capitalization...........................................................    30
Unaudited Pro Forma Condensed Combined Financial Statements..............    32
Pro Forma Data...........................................................    36
Selected Financial and Operating Data....................................    39
Management's Discussion and Analysis of Results of Operations
      and Financial Condition............................................    41
Business.................................................................    63
Management...............................................................    99
Management Compensation..................................................   105
Agreements...............................................................   112
Ownership of Common Stock................................................   113
Description of Common Stock..............................................   113
Legal Opinions...........................................................   114
Experts..................................................................   114
Available Information....................................................   114
Index to Financial Statements............................................   116

--------------------------------------------------------------------------------

           QUESTIONS AND ANSWERS ABOUT THE SUBSCRIPTION, COMMUNITY AND
                         SYNDICATED COMMUNITY OFFERINGS

Q: What is the purpose of the subscription, community and syndicated community offerings?

A: The subscription, community and syndicated community offerings give you the opportunity to become a stockholder of our newly-formed holding company, NCRIC Group. By becoming a stockholder, you will be able to share in our future as a provider of medical professional liability insurance and other services to physicians. As a stock insurance company operating through a holding company structure, we will have greater ability to grow and diversify our business.

Q:    Who is eligible to purchase common stock in the subscription offering?

A:    (1)   Named insureds and extended reporting endorsement holders of NCRIC,
            Inc. Extended reporting endorsement holders are former policyholders who continue to be insured by NCRIC, Inc. against claims arising from the time when their policy was in effect;

      (2) NCRIC Group's tax-qualified employee stock ownership plan and stock award plan; and

      (3) Directors, officers and employees of NCRIC, A Mutual Holding Company and its subsidiaries.

      Subscribers may use their pension plans, other employee benefit plans, trusts and other entities established for their benefit to purchase shares of common stock.

Q:    What if all shares are not sold in the subscription offering?

A: Shares of common stock not subscribed for in the subscription offering will be offered on the same terms to the general public in a community offering and, if necessary, a syndicated community offering.

Q:    As a policyholder of NCRIC, Inc., am I obligated to purchase stock?

A:    No. You are not required to purchase stock.

Q:    What happens if the subscription offering is oversubscribed?

A: If the subscription offering is oversubscribed, we will allocate shares based upon a formula and the community offering and any syndicated community offering will be cancelled.

Q:    Will the stock be traded on a market?

A: Our stock has been conditionally approved for quotation on the Nasdaq SmallCap Market. However, NCRIC Group does not assure or guarantee that the stock will trade on the Nasdaq SmallCap Market or on any market.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                     SUMMARY

NCRIC Group, Inc.

      We are a healthcare financial services organization which provides individual physicians and groups of physicians with medical professional liability insurance and practice management and financial services. References to "NCRIC" in this prospectus mean NCRIC Group and its subsidiaries, including their predecessors. NCRIC's principal executive offices are located at 1115 30th Street, N.W., Washington, D.C. 20007. NCRIC's telephone number is (202) 969-1866.

NCRIC, Inc.

      NCRIC, Inc. is the leading provider of medical professional liability insurance in the District of Columbia based on direct premiums written in 1997. Medical professional liability insurance insures the physician against liabilities arising from the rendering of, or failure to render, professional medical services.

NCRIC MSO, Inc.

      NCRIC MSO, Inc. was established in 1997 to provide practice management and financial services to physicians. On January 4, 1999, NCRIC Group significantly expanded NCRIC MSO's ability to provide practice management and financial services to physicians in the Mid-Atlantic region by purchasing all of the outstanding shares of HealthCare Consulting, Inc., a physician practice management and financial services company, all of the membership interests in its affiliate, HCI Ventures, LLC, a provider of capital and financial services to management services organizations, and all of the assets of Employee Benefits Services, Inc., a provider of employee benefits services, owned by the stockholders of HealthCare Consulting.

Description of mutual holding company structure

      We are part of a mutual holding company structure consisting of NCRIC, A Mutual Holding Company and its subsidiaries. The shares sold in the subscription, community and syndicated community offerings will represent a minority ownership interest of approximately 40% of NCRIC Group's outstanding common stock. 42,857 shares will be issued to the former stockholders of HealthCare Consulting on the completion of the subscription, community and syndicated community offerings. NCRIC Holdings, Inc., a wholly-owned subsidiary of NCRIC, A Mutual Holding Company, will own the remaining shares of NCRIC Group's common stock. Under District of Columbia law, NCRIC, A Mutual Holding Company must at all times own, directly or indirectly, a majority of the voting shares of NCRIC, Inc.

                                       5
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Organizational structure

      The following chart illustrates the organization of NCRIC, A Mutual Holding Company and its subsidiaries immediately after the subscription, community and syndicated community offerings.

                      [ORGANIZATIONAL CHART APPEARS HERE]

Offering center

      If you have any questions regarding the subscription, community or syndicated community offerings, please call the offering center at 800-898-6547.

                                       6
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Use of the proceeds raised from the sale of common stock

      The net proceeds from the subscription, community and syndicated community offerings will be used as follows:

      . $5.1 million will be used to repay indebtedness incurred in connection with the HealthCare Consulting acquisition. This includes repayment of bank debt of $2.2 million and $2.9 million that NCRIC Group borrowed from NCRIC, Inc.

      . Up to $1,288,000 will be loaned to the NCRIC Group's tax-qualified employee stock ownership plan or ESOP to fund its purchase of common stock.

      . Up to $644,000 will be loaned to the stock award plan to fund its purchase of common stock.

      . We will retain the balance for expansion and diversification of our activities and for other general corporate purposes. Until used, the funds will be invested in interest-bearing securities.

                                       7
--------------------------------------------------------------------------------

                                  RISK FACTORS

      You should carefully consider the risk factors and other information in this prospectus prior to making an investment decision regarding the common stock.

The concentration of NCRIC, Inc.'s business in the District of Columbia leaves it vulnerable to a decrease in the number of medical practices or an increase in damage awards in the District of Columbia

      In 1998, District of Columbia physicians accounted for approximately 90% of NCRIC, Inc.'s direct premiums written. The concentration of NCRIC, Inc.'s business in the District of Columbia means that NCRIC, Inc.'s revenues and profitability depend heavily on conditions in the District of Columbia medical community. NCRIC, Inc. is the most significant subsidiary of NCRIC Group.

If we have established inadequate loss and LAE reserves, our profitability will diminish

      NCRIC, Inc.'s reserves for losses and loss adjustment expenses or LAE are estimates of amounts needed to pay reported and unreported claims and related LAE. If NCRIC, Inc. experiences greater than expected severity or frequency of claims, or both, there is a risk that currently established reserves will prove inadequate.

Indemnity payments in medical professional liability cases are rising and there is a risk that a very high jury award could be rendered against NCRIC, Inc.

      We cannot predict the impact of clusters of cases, like the breast implant or "Fen-Phen" cases. Also, from time to time NCRIC has had, and may in the future have, very high jury awards rendered against it. This risk is heightened by the District of Columbia's rejection of tort reform. According to the National Practitioner Data Bank, between September 1, 1990 and December 31, 1996, the District of Columbia had the highest cumulative mean medical liability payment average in the United States at $299,045. The next closest jurisdiction is Alabama with a cumulative mean medical liability payment of $261,233 during the same period. In addition, according to the Physician Insurers Association of America 1998 Data Sharing Report cited in the August 1998 edition of A.M. Best's Review, the medical professional liability insurance industry's average claim costs increased 17% between 1996 and 1997 following a 13% increase in the previous year.

Our profitability could be adversely affected by market driven changes in the healthcare industry

      Managed care has negatively impacted physicians' ability to conduct a traditional medical practice. As a result, many physicians have joined or affiliated with managed care organizations, healthcare delivery systems or practice management organizations. Larger healthcare systems generally retain more risk by accepting higher deductibles and self-insured retentions or form their own captive insurance companies. This consolidation has reduced the role of the physician and the small medical group in the medical professional liability insurance purchasing decision.

In 1998, 47% of NCRIC, Inc.'s gross premiums came from physicians practicing alone or in groups of less than three physicians.

NCRIC, Inc. may be unable to obtain affordable reinsurance from high quality reinsurers, which would increase the risk borne by NCRIC, Inc. and restrict NCRIC, Inc.'s ability to insure larger risks

      NCRIC, Inc.'s ability to provide medical professional liability insurance at competitive premium rates and coverage limits on a continuing basis depends in part on its ability to secure adequate reinsurance at commercially reasonable rates. The amount and cost of NCRIC, Inc.'s reinsurance is governed by prevailing market conditions beyond the control of NCRIC, Inc. At times in the past, insurance industry conditions have resulted in reinsurance being either unavailable or prohibitively expensive. Reinsurance permits NCRIC, Inc. to reduce its net liability on individual risks and to protect itself against large losses. The reinsurance program automatically passes on the risks insured by NCRIC, Inc. in excess of NCRIC, Inc.'s retention and quota share participation, up to the maximum reinsurance policy limit offered.

      While NCRIC, Inc. seeks to obtain reinsurance with coverage limits that it believes are appropriate for the risk exposures it assumes, there is a risk that losses experienced by NCRIC, Inc. will not be within the coverage limits of its reinsurance.

      NCRIC, Inc. is also subject to credit risk because reinsurance does not relieve NCRIC, Inc. of its obligation to pay claims to its insureds for the risks ceded to reinsurers. A significant reinsurer's inability or refusal to make payment under reinsurance terms could have a material adverse effect on NCRIC, Inc.

We may purchase less reinsurance and retain more risk ourselves which will increase our exposure to larger losses

      We may reduce our reinsurance costs by retaining more risk ourselves. This means that NCRIC, Inc. would assume the risk of individual losses up to an increased maximum exposure amount. Any decrease in reinsurance will increase the amount NCRIC, Inc. pays for losses.

We may be unable to sell our products to doctors outside of the District of Columbia metropolitan region or to expand our sales to dentists because we have not had significant sales to either group in the past

      Expansion and diversification of our product lines will require adequate capital, marketing success and the ability to set profitable rates and comply with applicable regulatory requirements. We may be unable to accomplish any or all of these requirements. NCRIC, Inc.'s current new product initiatives include selling professional liability and office and equipment insurance policies to dentists. NCRIC, Inc. has not had a significant presence in the dental insurance market in the past and may be unable to break into it in the future. NCRIC, Inc. has recently obtained licenses to sell medical professional liability insurance in West Virginia and Delaware. There is a risk that NCRIC, Inc. will be unable to penetrate the West Virginia and Delaware markets.

In the absence of regulations governing a full demutualization, there is a risk that any future regulations will disadvantage minority stockholders like yourself

      The Commissioner of Insurance and Securities has not issued regulations regarding the conversion of a District of Columbia mutual holding company to the stock form of organization. If regulations are issued by the Commissioner of Insurance and Securities, there is a risk that the regulations may be onerous or burdensome or may include provisions which are disadvantageous to the stockholders of NCRIC Group other than NCRIC, A Mutual Holding Company.

You and other purchasers in the offerings will not be able to determine matters submitted for stockholder approval, including whether fundamental corporate changes will be made

      NCRIC, A Mutual Holding Company will possess voting control of NCRIC Group. Purchasers in the offerings, as minority stockholders, will not be able to control the election of directors or other matters, including whether NCRIC, A Mutual Holding Company will fully demutualize or whether NCRIC Group will be merged into another entity.

NCRIC Group has no significant operations of its own and will require funds from its subsidiaries to meet its obligations

      As a holding company without significant operations of its own, NCRIC Group's ability to meet its ongoing obligations in the future will depend upon the receipt of sufficient funds from NCRIC, Inc. and its other subsidiaries in the form of dividends, interest payments, loans, repayment of the ESOP and stock award plan loans, expense reimbursement and tax payments. District of Columbia law regulates the payment of dividends by NCRIC, Inc. to NCRIC Group.

The absence of other mutual insurance holding companies with a publicly traded subsidiary means that we will not benefit from their experience

      Although there are numerous thrift institutions that are controlled by a mutual holding company and have public stockholders, NCRIC knows of only one insurance company that has a mutual holding company as a parent and has public stockholders who own a minority of the outstanding shares. As a result, there is little experience on which to base predictions concerning the responses NCRIC will receive from its regulators, the marketplace and others.

Our return on equity will decrease immediately following the subscription, community and syndicated community offerings

      Return on equity is a company's net income for a given period divided by the average balance of the company's stockholder equity during the same period. This ratio is used by many investors to compare the performance of a particular insurance company to its peers. NCRIC anticipates that, aside from the HealthCare Consulting acquisition, it will take time to prudently deploy the capital raised in the subscription, community and syndicated community offerings. Accordingly, NCRIC's equity will significantly increase as a result of the net proceeds received in the subscription, community and syndicated community offerings without a proportionate and immediate increase in net income.

We are unable to accurately estimate the total expenses associated with the ESOP, stock option plan and stock award plan

      NCRIC may recognize material employee compensation and benefit expenses relating to the ESOP, the stock award plan and the stock option plan. NCRIC cannot predict the aggregate amount of these expenses at the present time because applicable accounting practices require that in some cases these expenses be measured based on the future fair market value of the shares of NCRIC Group common stock.

Because we are uncertain of how many shares will be sold in the offerings, we are unable to advise you of the percentage ownership interest in NCRIC Group that you will acquire

      There is a difference of 480,000 shares between the minimum and the maximum of the offering range. A person subscribing for a fixed number of shares of common stock will have a 26% smaller interest in NCRIC Group if 1,840,000 shares are sold than if 1,360,000 shares are sold. If you exercise your subscription rights or deliver a purchase order in the subscription, community or syndicated community offerings, you will not receive a refund or have any right to withdraw your subscription or purchase order if the updated appraisal estimates a consolidated pro forma market value that is within the estimated valuation range. Also, you should be aware that, prior to the consummation of the subscription, community and syndicated community offerings, you will not have available to you information concerning the final updated appraisal.

We may not be able to complete the subscription, community or syndicated community offerings within our anticipated time frame

      NCRIC Group expects to complete the subscription, community and any syndicated community offerings within the time periods indicated in this prospectus. Nevertheless, it is possible that adverse market, economic or regulatory conditions or other factors could delay the completion of the subscription, community or syndicated community offerings and result in increased costs or changes in the estimated valuation range.

Your subscription rights may be taxable

      We have received a letter from RP Financial which states its belief that the subscription rights granted to policyholders and others to purchase our common stock have no value. However, RP Financial's view is not binding on the Internal Revenue Service. If the Internal Revenue Service determines that your subscription rights have value, then receipt of those rights could result in taxable income to you. Whether subscription rights have value requires a factual determination.

                           FORWARD-LOOKING INFORMATION

      A number of statements made by NCRIC Group in this document are forward-looking statements which involve known and unknown risks and uncertainties which may cause NCRIC Group's actual results to be materially different from historical results or from the results expressed or implied by the forward-looking statements. These risks and uncertainties include:

      . general economic conditions including changes in interest rates and the performance of financial markets;

      .     NCRIC, Inc.'s concentration in a single line of business;

      .     the impact of managed healthcare;

      . uncertainties inherent in the estimate of loss and loss adjustment expense reserves and reinsurance;

      .     price competition;

      .     regulatory changes;

      .     ratings assigned by A.M. Best;

      .     the availability of bank financing and reinsurance;

      .     NCRIC, A Mutual Holding Company's holding company structure; and

      .     uncertainties associated with NCRIC Group's acquisition strategy.

Other factors not currently anticipated by management may also materially and adversely affect NCRIC Group's results of operations.

              THE SUBSCRIPTION, COMMUNITY AND SYNDICATED COMMUNITY
                                   OFFERINGS

The subscription offering

      NCRIC Group is offering, at no cost to a subscriber, rights to purchase shares of common stock in the subscription offering. Shares are being offered to the following three categories of subscribers:

      (1) named insureds under policies of insurance issued by NCRIC, Inc. and in force as of the close of business on March 15, 1999 and extended reporting endorsement holders as of March 15, 1999;

      (2)   NCRIC Group's tax-qualified ESOP and stock award plan; and

      (3) directors, officers and employees of NCRIC, A Mutual Holding Company and its subsidiaries.

      Pension plans, other employee benefit plans, trusts and other entities established for the benefit of a subscriber may also purchase shares of common stock offered to a subscriber.

      The amount of common stock that subscribers may purchase will be determined, in part, by the total number of shares of common stock subscribed for by all subscribers. If orders for more than 1,840,000 shares are received in the subscription offering, shares of common stock will be allocated as follows:

 .     Category One. An aggregate of 1,398,400 shares of common stock, or 76% of the maximum shares of common stock offered in the subscription and community offerings, will be allocated among subscribers in category one. In the event that category one subscribers exercise subscription rights for more than 1,398,400 shares of common stock, each subscribing category one subscriber will be entitled first to purchase 100 shares of common stock. The remaining shares of common stock available to subscribers in category one will be allocated among the category one subscribers whose subscriptions remain unsatisfied in the proportion in which the aggregate number of shares as to which a category one subscriber's subscription remains unsatisfied bears to the aggregate number of shares as to which all category one subscribers' subscriptions remain unsatisfied, but no fractional shares of common stock will be issued.

 .     Category Two. The ESOP will be entitled to purchase up to 184,000 shares, or 10% of the maximum shares of common stock offered in the subscription and community offerings, and the stock award plan will be entitled to purchase up to 92,000 shares or 5% of the maximum shares of common stock offered in the subscription and community offerings.

 .     Category Three. Up to 165,600 shares, or 9% of the maximum shares of common stock offered in the subscription and community offerings, will be allocated among subscribing directors, officers and employees of NCRIC, A Mutual Holding Company and its subsidiaries who are not policyholders of NCRIC, Inc., plus any shares available to category one subscribers but not purchased by them. In the event of an oversubscription, shares of common stock will be allocated in the proportion in which the number of shares subscribed for by each person in category three bears to the aggregate number of shares subscribed for by all persons in category three.

Community offering

      Concurrently with the subscription offering, NCRIC Group is offering shares of common stock to the general public in the community offering. Preference in the community offering will be given first to named insureds under NCRIC, Inc. policies issued after March 15, 1999, then to providers of goods or services to, and identified by, NCRIC and then to natural persons and trusts of natural persons, including individual retirement and Keogh retirement accounts, who reside in the District of Columbia or the states of Virginia and Maryland. All determinations as to the status of a person as a resident of the District of Columbia or the states of Virginia and Maryland shall be made by NCRIC Group in its sole and absolute discretion.

      Orders for common stock received from members of the general public in the community offering will be subject to the availability of shares of common stock after satisfaction of all subscriptions in the subscription offering. If 1,360,000 or more shares of common stock are subscribed for in the subscription offering, NCRIC Group, in its sole discretion, will determine whether to accept orders for common stock in the community offering. If 1,840,000 or more shares of common stock are subscribed for in the subscription offering, no common stock will be sold in the community offering.

Syndicated community offering

      In the sole discretion of NCRIC Group, any shares of common stock not purchased in the subscription and community offerings may be offered for sale to the general public in a syndicated community offering through a syndicate of registered broker-dealers to be formed and managed by Sandler O'Neill acting as agent of NCRIC Group, to assist NCRIC Group in the sale of the common stock. NCRIC Group reserves the absolute right to reject orders in the syndicated community offering, in whole or in part.

The appraisal and pricing of the common stock

      The aggregate purchase price of the common stock is based upon RP Financial's appraisal of NCRIC's value. RP Financial, as part of its financial advisory business, is engaged regularly in the valuation of assets, securities and companies in connection with various types of asset and security transactions, including mergers, acquisitions and private placements, and valuations for various other purposes and in the determination of adequate consideration in those transactions. RP Financial will receive a fee from NCRIC, Inc. of approximately $25,000 for the appraisal.

      RP Financial has determined that, based on stock prices as of February 12, 1999 and financial statements through December 31, 1998, the estimated consolidated pro forma market value of NCRIC Group was between $24.1 million and $32.5 million. These amounts assumed that the HealthCare Consulting acquisition had been completed. Based on the appraisal's valuation, NCRIC Group plans to issue between 1,360,000 and 1,840,000 shares of the common stock in the subscription, community and syndicated community offerings having an aggregate price of between $9,520,000 and $12,880,000.

      The appraisal is based on a review of internal estimations, and a comparison of NCRIC's performance relative to medical professional liability insurance company averages and a peer group of representative publicly-owned medical professional liability insurance companies. In preparing the appraisal, RP Financial assumed that the financial and statistical information provided by NCRIC was accurate and complete. RP Financial did not independently verify the financial statements and other information provided by NCRIC or value independently the assets and liabilities of NCRIC. The appraisal considers NCRIC as a going concern only and is not an indication of the liquidation value of NCRIC. The appraisal is not intended, and must not be construed, as a recommendation of any kind by NCRIC Group, Sandler O'Neill or RP Financial as to the advisability of purchasing common stock.

      Because the appraisal is necessarily based upon estimates and expectations for the future of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing common stock will thereafter be able to sell their shares at or above the purchase price. Copies of the appraisal report of RP Financial setting forth the method and assumptions for the appraisal are on file and available for inspection at the principal executive offices of NCRIC Group. Any subsequent updated appraisal report of RP Financial also will be available for inspection and will be filed with the Securities and Exchange Commission.

Update of appraisal

      NCRIC Group may request an updated appraisal at any time during the offerings. In addition, regardless of whether or not it has previously done so, NCRIC Group must update the appraisal shortly before the simultaneous closing of the subscription, community and/or syndicated community offerings. If the value reflected in an updated appraisal is within the estimated valuation range, the subscription, community or syndicated community offerings will continue or be consummated, as the case may be. Orders to purchase common stock may not be withdrawn if an updated appraisal is within the estimated valuation range.

      If the value reflected in an updated appraisal is not within the estimated valuation range, NCRIC Group will either cancel the offerings and promptly return your funds to you, with interest, or extend the community and syndicated community offerings on the terms described below.

      If an updated estimated valuation of RP Financial, obtained in anticipation of a closing, falls within the estimated valuation range, the following steps will be taken:

            Subscription offering meets or exceeds maximum. If, upon expiration of the subscription offering, the number of shares subscribed for by participants in the subscription offering is equal to or greater than 1,840,000 shares, NCRIC Group will on the closing date of the subscription offering, issue shares of common stock to the subscribing participants in the priorities described above. Any community offering will be canceled and any funds received from purchasers in a community offering will be promptly returned to them, with interest.

            Subscription offering meets or exceeds minimum but does not meet maximum. If, upon conclusion of the subscription offering, the number of shares of common stock subscribed for by participants in the subscription offering is equal to or greater than 1,360,000 shares, but less than 1,840,000 shares, then NCRIC Group will consummate the subscription offering, and any community or syndicated community offering, in which case NCRIC Group will on the closing date issue to the participants in the subscription offering shares of common stock in an amount sufficient to satisfy subscriptions in full.

            Subscription offering does not meet minimum. If, upon conclusion of the subscription offering, the number of shares of common stock subscribed for by participants in the subscription offering is less than 1,360,000 shares, NCRIC Group may accept purchase orders received from purchasers in a continuing community offering and/or sell shares of common stock to purchasers in the syndicated community offering so that the aggregate number of shares of common stock sold in the subscription, community and syndicated community offerings is equal to or greater than 1,360,000 shares.

            Subscription, community and syndicated community offerings do not meet minimum. If the aggregate number of shares of common stock subscribed for or purchased in the subscription, community and syndicated community offerings is less than 1,360,000 shares, then NCRIC Group will cancel the subscription, community and syndicated community offerings and your funds will be returned promptly to you, with interest, unless the community and syndicated community offerings are extended on the terms described in the following paragraphs.

Expiration, closing dates and right of extension

      The subscription offering will expire on June 30, 1999 at 1:00 p.m. Eastern time. Subscription rights not exercised prior to that date will be void. NCRIC Group may not extend the subscription offering. If no shares are to be sold in the community or syndicated community offerings and the updated appraisal is within the estimated valuation range, the subscription offering will close on or before 5:00 p.m. Eastern time on July 24, 1999. If shares are to be sold in the community or syndicated community offerings, the subscription offering will close simultaneously with the community offering and any syndicated community offering.

      The community and syndicated community offerings will close on or before 5:00 p.m. Eastern time on August 14, 1999, unless the community or syndicated community offerings are extended. If there is an extension, the closing will occur on or before 5:00 p.m. Eastern time on September 28, 1999, or your funds will be promptly returned to you, with interest. If there is no extension and the offerings do not close on or before 5:00 p.m. Eastern time on August 14, 1999, your funds will be promptly returned to you, with interest. Each of the community and syndicated community offerings will expire on the date on which they close.

      If there is an extension, NCRIC Group will send you written notice of the extension along with supplemental materials detailing any revised terms of the offerings on or before 5:00 p.m. Eastern time on August 14, 1999. You will then have the opportunity to confirm or modify your subscription or purchase order on or before 5:00 p.m. Eastern time on August 30, 1999. Unless you confirm or modify your subscription or purchase order on or before 5:00 p.m. Eastern time on August 30, 1999, your funds will be promptly returned to you, with interest.

      Any interest paid to you will be equal to the interest earned on your funds while they were held in escrow.

Compliance with securities laws

      NCRIC Group will make reasonable efforts to comply with the securities laws of the District of Columbia and all states in the United States in which persons entitled to subscribe for common stock in the subscription offering reside. However, no person will be offered or allowed to purchase any common stock in the subscription offering if he or she resides in a foreign country or in a state of the United States with respect to which any or all of the following apply:

      . compliance with securities laws or other laws would, in the opinion of NCRIC Group, be onerous or impracticable for reasons of cost or otherwise;

      . a small number of persons otherwise eligible to subscribe for shares under the subscription offering reside in a particular state or foreign country; or

      . the granting of subscription rights or the offer or sale of shares of common stock to a person would require NCRIC Group or NCRIC, Inc. or its employees to register, under the securities laws of the state or foreign country, as a broker, dealer, salesman or agent or to register or otherwise qualify its securities for sale in the state or foreign country.

No payments will be made in lieu of the granting of subscription rights to any person who is denied subscription rights.

             PURCHASES IN THE SUBSCRIPTION, COMMUNITY AND SYNDICATED
                               COMMUNITY OFFERINGS

Use of stock order forms in subscription and community offerings

      Any person who desires to subscribe for or purchase shares of common stock in the subscription or community offerings must do so by delivering by mail to NCRIC Group, Inc., Placement Agent, P.O. Box 220797, Great Neck, NY 11022, or in person at NCRIC Group's principal executive offices located at 1115 30th Street, N.W., Washington, D.C. 20007, a properly executed and completed stock order form, together with full payment for all shares subscribed for or purchased. An executed stock order form, once received by NCRIC Group, may not be modified, amended or rescinded without the consent of NCRIC Group.

Payment for shares in the subscription and community offerings

      Payment in full for all shares of common stock subscribed for or purchased in the subscription and community offerings must accompany all completed stock order forms in order for subscriptions or purchase orders to be considered complete. Payment for subscribed shares of common stock must be made by check or money order in U.S. Dollars. All checks or money orders must be made payable to "Summit Bank, as Escrow Agent for NCRIC Group, Inc." No wire transfers will be accepted. Payments will be placed in an escrow account at Summit Bank. The escrow account will be administered by the escrow agent and the transfer agent. Funds accompanying stock order forms will not be released until the subscription or community offerings are completed or terminated. The ESOP and the stock award plan will not be required to pay for their shares at the time they subscribe, but will be required to pay for their shares at or before the closing.

Payment for shares in the syndicated community offering

      If a syndicate of selected dealers is formed to assist in the syndicated community offering, a purchaser may pay for his or her shares with funds held by or deposited with a selected dealer. If a stock order form is executed and forwarded to the selected dealer or if the selected dealer is authorized to execute the stock order form on behalf of a purchaser, the selected dealer is required to forward the stock order form and check or money order for the purchase price to the placement agent for deposit in a segregated account. Alternatively, selected dealers may solicit indications of interest from their customers to place orders for shares. Selected dealers must subsequently contact their customers who indicated an interest and seek their confirmation as to their intent to purchase. Those indicating an intent to purchase shall execute stock order forms and forward them to their selected dealer or authorize the selected dealer to execute the stock order forms. The selected dealer will acknowledge receipt of the order to its customer in writing on the following business day and will debit the customer's account on the third business day after the customer has confirmed his or her intent to purchase and on or before noon of the next business day following the debit date will send stock order forms and funds to NCRIC Group for deposit in a segregated account. Although purchasers' funds are not required to be in their accounts with selected dealers until the debit date, in the event that the alternative procedure is employed, once a confirmation of an intent to purchase has been received by the selected dealer, the purchaser has no right to rescind his or her order.

Submission of stock order forms

      If a subscriber or purchaser submits a stock order form in the subscription, community or syndicated community offerings that

      (1)   is not received by NCRIC Group,

      (2)   is received after the expiration of the offering in question,

      (3)   is defectively completed or executed, or

      (4) is not accompanied by payment in full for the shares of common stock subscribed for or purchased,

then the subscription or purchase order will not be honored, and the subscriber or purchaser will be treated as having failed to return the completed stock order form within the specified time period. Alternatively, NCRIC Group may, but will not be required to, waive any irregularity relating to any stock order form or require the submission of a corrected stock order form or the remittance of full payment for the shares of common stock subscribed for or purchased by the date NCRIC Group may specify. NCRIC Group's interpretations of the terms and conditions of the subscription, community and syndicated community offerings and determinations with respect to the acceptability of the stock order forms will be final, conclusive and binding upon all persons, and neither NCRIC Group nor its directors, officers, employees and agents will be liable to any person in connection with any interpretation or determination. Photocopies and facsimile copies of stock order forms will not be accepted.

Escrow agreement

      The escrow agent, transfer agent and NCRIC Group have entered into an escrow agreement to permit the escrow agent to hold funds received from subscribers and purchasers in escrow until the closing or termination of the subscription, community and syndicated community offerings. Funds will only be released from escrow if at least the minimum number of shares are sold in the offerings. If the offerings do not close, subscribers and purchasers will have their funds returned to them in full, with interest.

Nontransferability of subscription rights

      Each subscription right granted in the subscription offering may be exercised only by the person to whom it is issued and only for his or her own account or the account of any pension plans, other employee benefit plans, trusts and other entities established for the benefit of a subscriber.

      Each person subscribing for shares of common stock in the subscription offering is required to represent to NCRIC Group that he or she is purchasing the shares for his or her own account or the account of any pension plans, other employee benefit plans, trusts and other entities established for his or her benefit and that he or she has no agreement or understanding with any other person for the sale or transfer of shares of common stock. NCRIC Group reserves the right, upon request, to permit a corporation wholly owned by a subscriber or members of a subscriber's immediate family to purchase shares of common stock in connection with a subscriber's subscription rights.

Prospectus delivery

      To ensure that each purchaser receives a prospectus at least 48 hours prior to the subscription expiration date in the case of the subscription offering and the expiration of the community offering or syndicated community offering in the case of the community offering and syndicated community offering, in accordance with Rule 15c2-8 under the Securities Exchange Act, no prospectus will be mailed any later than five days prior to the expiration dates or hand delivered any later than two days prior to the expiration dates. Execution of the stock order form will confirm receipt or delivery in accordance with Rule 15c2-8. Stock order forms will be distributed only with a prospectus.

Delivery of certificates

      Certificates representing shares of the common stock will be delivered to subscribers in the subscription offering and purchasers in the community and syndicated community offerings, if any, promptly after completion of the offering in question. Although trading of the common stock may have commenced, until certificates for the common stock are available and delivered to subscribers or purchasers, they may not be able to sell their shares of common stock. Any certificates returned as undeliverable will be held for the periods contemplated in applicable escheat laws and then delivered to appropriate government agencies as required.

Marketing and underwriting arrangements

      NCRIC Group has engaged Sandler O'Neill as a marketing advisor in connection with the subscription, community and syndicated community offerings, and Sandler O'Neill has agreed to use its best efforts to assist NCRIC Group with its solicitation of subscriptions and purchase orders for shares of common stock in the subscription, community and syndicated community offerings. Sandler O'Neill is not obligated to take or purchase any shares of common stock in the subscription, community or syndicated community offerings. NCRIC Group has agreed to pay Sandler O'Neill a fee equal to 2.0% of the aggregate purchase price of common stock sold in the subscription and community offerings. Sandler O'Neill's fee for the subscription and community offerings will be reduced by $25,000 as a result of a credit provided for in an advisory services agreement between NCRIC and Sandler O'Neill entered into in connection with the HealthCare Consulting acquisition.

      NCRIC Group may enter into selected dealers' agreements with one or more National Association of Securities Dealers, Inc. member firms in connection with a syndicated community offering. NCRIC Group will pay a fee to the selected dealers, any sponsoring dealer's fees, and a management fee to Sandler O'Neill of 2.0% for shares sold by the National Association of Securities Dealers, Inc. member firm under a selected dealer's agreement. However, the aggregate fees payable to Sandler O'Neill for common stock sold under a selected dealer's agreement will not exceed 2.0% of the aggregate purchase price and the aggregate fees payable to Sandler O'Neill and the selected and sponsoring dealers will not exceed 7.5% of the aggregate purchase price of the shares sold under any selected dealer's agreement.

      Fees to Sandler O'Neill and to any other broker-dealer may be deemed to be underwriting fees and Sandler O'Neill and any broker-dealers may be deemed to be underwriters. Sandler O'Neill will be reimbursed for legal fees, in an amount not to exceed $60,000, and for its other reasonable out-of-pocket expenses. NCRIC Group has agreed to indemnify Sandler O'Neill in connection with some claims or liabilities, including liabilities under the Securities Act. Assuming that all shares offered in the subscription and community offerings are sold, total fees paid to Sandler O'Neill are expected to be $165,400 and $232,600 at the minimum and the maximum of the offering range. See "Pro Forma Data" for the assumptions used to arrive at these estimates.

      In addition, Sandler O'Neill received an advisory fee in the amount of $50,000 for advisory services provided to NCRIC in connection with the reorganization. Sandler O'Neill has also provided investment banking services to NCRIC in connection with the HealthCare Consulting acquisition, and has received a fee in the amount of $35,000, $25,000 of which will be credited toward any fees received by Sandler O'Neill in connection with the offerings.

      Directors and executive officers of NCRIC, A Mutual Holding Company and its subsidiaries may participate in the solicitation of offers to purchase common stock. Questions from prospective purchasers will be directed to NCRIC Group's directors or executive officers or to registered representatives of Sandler O'Neill or any selected dealer. Other employees of NCRIC may participate in the subscription, community and syndicated community offerings in ministerial capacities or by providing clerical work in effecting a sales transaction. Employees of NCRIC who are not executive officers have been instructed not to solicit offers to purchase common stock or provide advice regarding the purchase of common stock. NCRIC, A Mutual Holding Company and its subsidiaries will rely on Rule 3a4-1 under the Securities Exchange Act, and sales of common stock will be conducted within the requirements of Rule 3a4-1 to permit officers, directors and employees to participate in the sale of common stock. No officer, director or employee of NCRIC, A Mutual Holding Company or its subsidiaries will be compensated in connection with his or her participation by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the common stock.

Tax effects

      Reorganization. On April 2, 1999, NCRIC received a private letter ruling from the Internal Revenue Service confirming that the reorganization of National Capital Reciprocal Insurance Company, the reciprocal insurance company predecessor of NCRIC, Inc., from a mutual to stock form of corporation in a mutual holding company structure constitutes a reorganization within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code of 1986, and that, for federal income tax purposes: (1) no gain or loss will be recognized by National Capital Reciprocal Insurance Company or NCRIC, Inc. as a result of the reorganization; and (2) NCRIC, Inc.'s basis in its assets, holding period for its assets, net operating loss carryforward, if any, capital loss carryforward, if any, earnings and profits and accounting methods will not be affected by the reorganization.

      Subscription rights. Without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to the issue, RP Financial believes that the subscription rights do not have any ascertainable market value, based upon RP Financial's observation that the subscription rights are available to participants without cost, are legally nontransferable and of short duration and will afford participants the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community and syndicated community offerings.

      NCRIC Group believes that in the event the Internal Revenue Service were to nevertheless successfully assert that the subscription rights did have a fair market value, any gain or income realized by a subscriber in categories one or three as a result of the receipt of subscription rights having fair market value must be recognized, whether or not the subscription rights are exercised. If this occurs, the amount of gain or income recognized by a subscriber in categories one or three would equal the fair market value of subscription rights received by the subscriber in categories one or three.

      Although not free from doubt, provided the subscription rights are capital assets in the hands of a policyholder or reporting endorsement holder in category one and are treated as issued to the category one subscriber by NCRIC Group, any gain resulting from the receipt of the subscription rights should constitute a capital gain, and provided the common stock that a subscriber would have received upon exercise of the lapsed subscription rights would have constituted a capital asset, the resulting loss upon expiration of any subscription rights should constitute a capital loss. In the case of a category three officer or director who receives subscription rights, any gain resulting from the receipt of the subscription rights should constitute ordinary income although the resulting loss upon expiration of any subscription rights should still constitute a capital loss. For purposes of determining gain, it is unclear whether and how the

Internal Revenue Service would attempt to ascribe a fair market value to the subscription rights or how to determine the number of subscription rights that may be allocated to each policyholder, extended reporting endorsement holder, officer or director during the subscription offering.

      The above discussion addresses the potential income tax consequences should the Internal Revenue Service successfully treat category one subscribers as transferring policyholder rights to NCRIC Group in exchange for subscription rights which had an ascertainable fair market value and which were issued by NCRIC Group to the category one subscribers. In the alternative, the Internal Revenue Service could attempt to assert that, for federal income tax purposes, NCRIC Group will be treated as issuing subscription rights to NCRIC, Inc. and that category one subscribers will be treated as transferring policyholder rights to NCRIC, Inc. in exchange for subscription rights. If the Internal Revenue Service were to make this assertion concerning the path of subscription rights and if the Internal Revenue Service were to also successfully assert that the subscription rights had an ascertainable fair market value, then the Internal Revenue Service might also assert that NCRIC, Inc. will recognize gain on its deemed distribution of subscription rights to category one subscribers and that gain recognized by category one subscribers on the receipt of subscription rights is taxable as a dividend. Although not free from doubt, the amount of gain that would be recognized by NCRIC, Inc. on a deemed distribution of subscription rights, and by category one subscribers on receipt of a deemed dividend of subscription rights, should equal the fair market value, if any, of the subscription rights distributed or received by NCRIC, Inc. and the category one subscribers.

      Because of the absence of authority from the courts and the Internal Revenue Service, Arent Fox Kintner Plotkin & Kahn, PLLC, counsel for NCRIC, is unable to render an opinion on (1) the tax treatment of the receipt of the subscription rights or (2) the path of the subscription rights. Category one and category three subscribers are encouraged to consult with their tax advisors about the tax consequences of the reorganization and the subscription offering.

      The private letter ruling. The Internal Revenue Service issued the private letter ruling on the reorganization on the basis of facts and assumptions set forth by management in the private letter ruling submission. The private letter ruling held that for federal income tax purposes, the policyholders of National Capital Reciprocal Insurance Company will recognize no gain or loss on the deemed exchange of their membership interests in National Capital Reciprocal Insurance Company for stock in NCRIC, Inc.

      In the private letter ruling, the Internal Revenue Service was not asked to, and did not provide, any rulings on the path of the subscription rights or on the potential tax effects to NCRIC, Inc. and the subscribers if the Internal Revenue Service asserts that, for federal income tax purposes, subscribers will be treated as receiving subscription rights from NCRIC, Inc. and that those subscription rights have an ascertainable fair market value.

      The federal income tax discussion set forth above does not purport to consider all aspects of federal income taxation which may be relevant to each category one subscriber or category three subscriber that may be subject to special treatment under the Internal Revenue Code, including trusts, individual retirement accounts, other employee benefit plans, insurance companies, and category one subscribers and category three subscribers who are employees of an insurance company or who are not citizens or residents of the

United States. Due to the individual nature of tax consequences, each category one subscriber and category three subscriber is urged to consult his or her tax and financial advisor as to the effect of federal income tax consequences on his or her own particular facts and circumstances, including the receipt and exercise of subscription rights, and also as to any state, local, foreign or other tax consequences arising out of the reorganization.

Minimum and maximum limitations on individual purchases of common stock

      Except for the ESOP and the stock award plan, no subscriber or purchaser, together with his or her associates, may purchase less than 100 or more than 35,000 shares of common stock in the subscription, community and syndicated community offerings. An associate of a subscriber or purchaser is:

      (1) any pension plans, other employee benefit plans, trusts and other entities established for the benefit of a subscriber or purchaser;

      (2)   any immediate family member of a subscriber or purchaser; and

      (3)   any corporation which is wholly owned by a subscriber or purchaser.

For purposes of aggregating total shares that may be held by officers and trustees, the term "associate" does not include shares awarded under the ESOP or the stock award plan.

      Subject to any required regulatory approval and the requirements of applicable law, NCRIC Group may increase or decrease any of the subscriber purchase limitations at any time. If the individual purchase limitation is increased after commencement of the subscription and community offerings, then NCRIC Group will permit any person who subscribed for the maximum number of shares of common stock to purchase an additional number of shares, so that he or she will be permitted to subscribe for the then maximum number of shares permitted to be subscribed for by him or her, subject to the rights and preferences of any person who has priority subscription rights. If either the individual purchase limitation or the number of shares of common stock to be sold in the subscription, community and syndicated community offerings is decreased after commencement of the subscription offering, then the order of any person who subscribed for the maximum number of shares of common stock will be decreased by the minimum amount necessary so that he or she will be in compliance with the then maximum number of shares permitted to be subscribed for by him or her.

      Each person purchasing common stock in the offering will be deemed to confirm that his or her purchase does not conflict with the applicable purchase limitations. In the event that the purchase limitations are violated by any person, including any of his or her associates, NCRIC Group will have the right to purchase from that person at the purchase price all shares acquired by him or her in excess of any purchase limitation or, if excess shares have been sold, to receive the gain from the proceeds received by the person from the sale of the excess shares. This right of NCRIC Group to purchase the excess shares or obtain the gain is assignable by NCRIC Group.

Proposed management purchases

      The following table sets forth information regarding the approximate number of shares of common stock intended to be purchased by directors and executive officers of NCRIC Group and NCRIC, A Mutual Holding Company, including each director's and officer's associates, and by all directors and executive officers as a group, including all of their associates, and other related information. For purposes of the following table, it has been assumed that sufficient shares will be available to satisfy subscriptions in all categories.


                                     Share                                             Share
                                   Ownership                                         Ownership
                                    Expected                                          Expected
 Names and Addresses of              After            Names and Addresses of           After
 Directors and Officers            Offerings          Directors and Officers         Offerings
------------------------          -----------        ------------------------       -----------
Nelson P. Trujillo, M.D.             28,571          R. Ray Pate, Jr.                  21,285
2021 K Street, N.W.                                  1115 30th Street, N.W.
Suite T-110                                          Washington, DC 20007
Washington, DC 20006

Bruce J. Ammerman, M.D.               5,357          Arthur A. Becker, M.D.             2,000
3301 New Mexico Avenue                               730 24th Street, N.W.
Suite 352                                            Washington, DC 20037
Washington, DC 20016

Vincent C. Burke, III                   300          Pamela W. Coleman, M.D.            3,571
8401 Connecticut Avenue                              3619 14th Street, N.W.
Suite 1100                                           Washington, DC 20010
Chevy Chase, MD 20815

Charles H. Epps, Jr., M.D.            1,428          Robert A. Fischer, M.D.            2,000
2041 Georgia Avenue, N.W.                            730 24th Street, N.W.
Tower 4300                                           Washington, DC 20037
Washington, DC 20060

Sheila Hafter-Gray, M.D.                100          Major P. Gladden, M.D.             3,000
40612 Palisades Station                              1140 Varnum Street, N.E.
Washington, DC 20016-0612                            Suite 108
                                                     Washington, DC 20017

Leonard M. Glassman, M.D.            14,285          Luther W. Gray, Jr., M.D.          1,428
3015 Williams Drive                                  3301 New Mexico Avenue
Fairfax, VA 22031                                    Suite 212
                                                     Washington, DC 20016

Joseph E. Gutierrez, M.D.             2,000          Florie Hirsch, M.D.                3,571
2440 M Street, N.W.                                  2440 M Street, N.W.
Suite 417                                            Suite 318
Washington, DC 20037                                 Washington, DC 20037

                                     Share                                             Share
                                   Ownership                                         Ownership
                                    Expected                                          Expected
 Names and Addresses of              After            Names and Addresses of           After
 Directors and Officers            Offerings          Directors and Officers         Offerings
------------------------          -----------        ------------------------       -----------
J. Paul McNamara                     10,714          Leonard Parver, M.D.                7,142
4912 Del Ray Avenue                                  1145 19th Street, N.W.
Bethesda, MD 20814                                   Suite 500
                                                     Washington, DC 20036

David W. Patterson, M.D.              1,428          Raymond Scalettar, M.D.             3,571
2440 M Street, N.W.                                  730 24th Street, N.W.
Suite 817                                            Washington, DC 20037

Washington, DC 20037-1404             3,571          Joel M. Taubin, M.D.                5,000
David M. Seitzman, M.D.                              1145 19th Street, N.W.
7117 Nevis Road                                      Suite 504
Bethesda, MD 20817                                   Washington, DC 20036

Anthony S. Unger, M.D.                3,571          Mervin H. Zimmerman, M.D.          14,285
2021 K Street, N.W.                                  2600 Virginia Avenue, N.W.
Suite 400                                            Suite 510
Washington, DC 20006                                 Washington, DC 20037

Stephen S. Fargis                     7,142          William E. Burgess                  1,428
1115 30th Street, N.W.                               1115 30th Street, N.W.
Washington, DC 20007                                 Washington, DC 20007

Rebecca B. Crunk                      1,428          Directors and Officers as a       148,176
1115 30th Street, N.W.                               Group
Washington, DC 20007

The above table does not include:

      . shares that may be allocated to officers and other employees under the ESOP;

      . shares that may be awarded to directors, officers and other employees under the stock award plan; and

      . shares that may be purchased by directors, executive officers and other employees under the stock option plan. Options granted under the plan do not become exercisable until at least one year after their grant date.

      Directors and officers as a group are expected to own 4.3% of the outstanding shares after the offerings assuming a minimum number of shares are sold. No individual officer or director will own more than 1% of the outstanding shares.

Limitations on resales

      The common stock issued in the subscription, community and syndicated community offerings will be freely transferable under the Securities Act, but shares issued to directors and senior officers of NCRIC, A Mutual Holding Company and its subsidiaries will be subject to resale restrictions under Rule 144 under the Securities Act. Shares of common stock issued to directors and officers will bear a legend giving appropriate notice of these restrictions and NCRIC Group will give instructions to the transfer agent for the common stock with respect to these transfer restrictions.

      In addition, under guidelines of the National Association of Securities Dealers, Inc., members of the National Association of Securities Dealers, Inc. and their associates are subject to restrictions on the transfer of securities purchased in accordance with subscription rights and reporting requirements upon purchase of the securities.

Interpretation, amendment and termination of the subscription, community and syndicated community offerings

      All interpretations of the subscription, community and syndicated community offerings by NCRIC Group will be final. The subscription, community or syndicated community offerings may be amended or terminated at any time by the affirmative vote of two-thirds of the directors of NCRIC Group.

Placement agent

      Sandler O'Neill, a registered broker-dealer, has been engaged by NCRIC Group to assist it in effecting the subscription offering, the community offering and any syndicated community offering by serving as placement agent. The placement agent will forward copies of this prospectus and subscription materials to subscribers or purchasers upon request. In addition, the placement agent will be available to answer questions from potential subscribers or purchasers during the subscription offering. Following receipt of stock order forms from prospective subscribers and purchasers, the placement agent will, among other things, verify that:

      .   the submitted checks and money orders are honored;

      . the stock order form has been fully and properly completed and signed;

      .   the subscriber has not previously submitted a subscription; and

      . the subscriber is eligible to be a category one or category three subscriber.

All subscriptions or purchase orders which the placement agent is not able to verify will be rejected and returned to the prospective subscriber or purchaser, unless the defect is waived by NCRIC Group.

      In addition, the placement agent will receive and hold all funds submitted by subscribers or purchasers at an account with Summit Bank, the escrow agent, and, in cooperation with the escrow agent and the transfer agent, will disburse funds in the event a refund or other return of funds is required.

                                USE OF PROCEEDS

      NCRIC Group estimates that it will receive net proceeds from the subscription, community and syndicated community offerings of between approximately $8,520,000 and $11,813,000, which will be used as follows:

      . $5.1 million to repay indebtedness which NCRIC Group incurred in connection with the HealthCare Consulting acquisition. This includes repayment of bank debt of $2.2 million and $2.9 million that NCRIC Group borrowed from NCRIC, Inc.

      . a loan to the ESOP in the amount necessary to purchase 10% of the shares of common stock sold in the subscription, community and syndicated community offerings. The amount of the ESOP loan may range from $952,000 to $1,288,000. NCRIC Group anticipates that the ESOP loan will have a ten-year term with a floating interest rate equal to the prime rate as published in The Wall Street Journal from time to time. The ESOP loan will be repaid principally from NCRIC, Inc.'s contributions to the ESOP and dividends, if any, on unallocated shares. NCRIC Group will use the funds received from the ESOP for general corporate purposes.

      . a loan to the stock award plan in the amount necessary to purchase 5% of the shares of common stock sold in the subscription, community and syndicated community offerings. The amount of the stock plan loan may range from $476,000 to $644,000. NCRIC Group anticipates that the stock plan loan will have a five-year term with a floating interest rate equal to the prime rate as published in The Wall Street Journal from time to time. The stock plan loan will be repaid principally from NCRIC, Inc.'s contributions to the stock award plan. Upon receipt of funds from the stock award plan, NCRIC Group will use the funds for general corporate purposes.

      . NCRIC Group will retain the balance of the net proceeds for general corporate purposes, including the expansion and diversification of NCRIC's activities. Until used, the funds will be invested primarily in U.S. Government securities, federal agency securities and other interest-bearing securities. NCRIC Group also may use a portion of the net proceeds of the subscription, community and syndicated community offerings to fund the purchase of a maximum of 92,000 shares of common stock, in the open market, for use in connection with the stock option plan.

      The amount of proceeds from the sale of common stock in the subscription, community and syndicated community offerings will depend upon the total number of shares actually sold, the relative percentages of common stock sold in the subscription, community and syndicated community offerings and the actual expenses of the offerings. As a result, the net proceeds from the sale of common stock cannot be determined until the subscription, community and syndicated community offerings are completed. Set forth below are the uses of the estimated net proceeds to NCRIC Group, assuming the sale of common stock at the minimum, midpoint and maximum.

                                                     Minimum                        Midpoint                       Maximum
                                           --------------------------       --------------------------     -------------------------
                                                            Percentage                    Percentage                      Percentage
                                           Amount of           of           Amount of         of            Amount of         of
Use of Proceeds                            Proceeds          Proceeds       Proceeds      Proceeds          Proceeds       Proceeds
---------------                            ----------        ----------     ----------    ----------        ----------    ---------
Repayment of HealthCare
Consulting acquisition
indebtedness .......................       $ 5,100,000           59.86%    $ 5,100,000        50.16%       $ 5,100,000        43.18%


Loan to ESOP .......................           952,000           11.17       1,120,000        11.02          1,288,000        10.90

Loan to stock award plan ...........           476,000            5.59         560,000         5.51            644,000         5.45

Balance of proceeds ................         1,992,000           23.38       3,386,500        33.31          4,781,000        40.47
                                           -----------          ------     -----------       ------        -----------       ------

        Total ......................       $ 8,520,000          100.00%    $10,166,500       100.00%       $11,813,000       100.00%
                                           ===========          ======     ===========       ======        ===========       ======


      With the exception of the HealthCare Consulting acquisition, the ESOP loan, the stock plan loan and the possible acquisition of common stock in connection with the stock option plan, NCRIC Group currently has no specific plans, arrangements or understandings regarding the use of the net proceeds from the subscription, community and syndicated community offerings. In the judgment of NCRIC Group's board of directors, it is not necessary to utilize any of the proceeds of the subscription, community and syndicated community offerings to improve the quality of NCRIC, Inc.'s medical professional liability insurance product, maintain its competitive pricing structure or ensure the stability and longevity of NCRIC, Inc.

                                DIVIDEND POLICY

      Declaration of dividends by NCRIC Group's board of directors depends on a number of factors, including the requirements of applicable law and the determination by NCRIC Group's board of directors that the net income, capital and financial condition of NCRIC, industry trends, general economic conditions and other factors justify the payment of dividends. At present, NCRIC Group has not determined whether it intends to pay dividends to its stockholders in the foreseeable future. There can be no assurance that dividends will be paid or, if paid initially, that they will continue to be paid in the future. In addition, the payment of dividends by NCRIC Group will depend significantly upon receipt of dividends from NCRIC, Inc., which are subject to regulatory restrictions.

                            MARKET FOR COMMON STOCK

      NCRIC Group's common stock has been conditionally approved for quotation on the Nasdaq SmallCap Market under the symbol "NCRI." The requirements for listing include a minimum number of publicly traded shares, a minimum market capitalization, and a minimum number of market makers and record holders. Sandler O'Neill has indicated its intention to make a market in the common stock, and NCRIC Group anticipates that it will satisfy the listing requirements.

      There is no market for NCRIC Group's common stock. The existence of a public trading market having the desirable depth, liquidity and orderliness will depend upon the presence in the market of a sufficient number of both willing buyers and willing sellers at any given time. The presence of a sufficient number of buyers and sellers at any given time is a factor over which neither NCRIC Group nor any broker or dealer has control. The absence of an active and liquid trading market may make it difficult to sell common stock and may have an adverse effect on the price of the common stock. There can be no assurance that purchasers will be able to resell their shares of common stock or that quotations will be available on the Nasdaq SmallCap Market. In addition, fluctuations in the trading price of NCRIC Group's common stock may be unrelated to its operating performance and may be influenced by many factors, including investor perceptions and the general economic conditions in the professional medical liability insurance industry. Purchasers should consider the potentially illiquid and long-term nature of their investment in the common stock.

                                CAPITALIZATION

      The following table presents NCRIC Group's pro forma capitalization at December 31, 1998, assuming that the HealthCare Consulting acquisition had been completed on December 31, 1998, and NCRIC Group's pro forma consolidated capitalization as of that date. The pro forma data set forth below may change significantly at the time NCRIC Group completes the subscription, community and syndicated community offerings due to, among other factors, a change in the valuation or a change in the current estimated expenses of the subscription, community and syndicated community offerings.

                                                                                       At December 31, 1998
                                                                                 Pro Forma Capitalization of NCRIC
                                                                                              Group
                                                                 Pro Forma     Assuming that the Acquisition has been
                                                                  Assuming       Completed and Assuming the Sale of
                                                                    the        --------------------------------------
                                                                 Completion      1,360,000   1,600,000   1,840,000
                                                                   of the          Shares      Shares      Shares
                                                                 Acquisition      Minimum     Midpoint     Maximum
                                                                 -----------      --------    --------    --------
                                                                                    (in thousands)
Borrowed funds .................................................   $  2,200       $     --    $     --    $     --
                                                                   ========       ========    ========    ========
Stockholders' equity:

NCRIC Group common stock, $0.01
par value per share; 10,000,000
shares authorized; shares to be issued
as shown .......................................................   $     --       $     34    $     40    $     46

Additional paid-in capital .....................................        798          9,584      11,224      12,865

Retained earnings ..............................................     28,197         28,197      28,197      28,197

Accumulated other comprehensive
income .........................................................      2,016          2,016       2,016       2,016

Less:
    common stock acquired by
      ESOP .....................................................         --           (952)     (1,120)     (1,288)
    common stock acquired by stock
      award plan ...............................................         --           (476)       (560)       (644)
                                                                   --------       --------    --------    --------
Total stockholders' equity .....................................   $ 31,011       $ 38,403    $ 39,797    $ 41,192
                                                                   ========       ========    ========    ========

      The following is an explanation of various items in the above-described table:

      Borrowed funds. NCRIC Group borrowed $2.2 million from Sequoia National Bank to partially finance the HealthCare Consulting acquisition. NCRIC Group intends to repay this debt out of the proceeds of the subscription, community and syndicated community offerings.

      Stockholders' equity. Pro forma stockholders' equity is not intended to represent the fair market value of NCRIC Group's common stock, the net fair market value of NCRIC Group's assets and liabilities or the amounts, if any, that would be available for distribution to stockholders in the event of liquidation. The pro forma data may be affected by a change in the number of shares to be sold in the subscription, community and syndicated community offerings and by other factors.

      Outstanding shares. The outstanding shares of common stock include all shares to be issued by NCRIC Group (a) in the subscription, community and syndicated community offerings, (b) to NCRIC Holdings, Inc. and (c) under the HealthCare Consulting acquisition $300,000 mandatorily convertible notes. The number of shares of NCRIC Group common stock to be issued in the subscription, community and syndicated community offerings may be increased or decreased based on market and financial conditions prior to completion of the subscription, community and syndicated community offerings. The value of NCRIC Group's outstanding shares assumes estimated subscription, community and syndicated community offerings expenses of $1,000,000, $1,033,500 and $1,067,000 at the minimum, midpoint and maximum of the estimated valuation range.

      Stock option plan shares. The outstanding shares of common stock do not reflect additional shares of NCRIC Group common stock that could be issued in connection with the stock option plan, under which selected directors and officers of NCRIC, A Mutual Holding Company and its subsidiaries will be granted options to purchase an aggregate amount of NCRIC Group common stock equal to up to 92,000 shares, which is the equivalent of 5% of the shares of NCRIC Group common stock offered in the subscription, community and syndicated community offerings.

      ESOP common stock. The amounts of common stock acquired by the ESOP assume that purchases by the ESOP of a number of shares of NCRIC Group common stock equal 10% of the subscription, community and syndicated community offerings. The funds used to acquire the ESOP shares will be borrowed from NCRIC Group. NCRIC Group intends to make contributions to the ESOP sufficient to service and ultimately retire this debt. Common stock acquired by the ESOP is reflected as a reduction of stockholders' equity. As the ESOP debt is repaid, shares will be released and allocated to participants' accounts, compensation expense will be recognized, and a corresponding reduction in the charge against stockholders' equity will occur. Shares designated for allocation to particular accounts will be recognized as compensation expense.

      Stock award plan common stock. The amounts of common stock acquired by the stock award plan assume that purchases by the stock award plan of a number of shares of NCRIC Group common stock equal 5% of the subscription, community and syndicated community offerings. The funds used to acquire the stock award plan shares will be borrowed from NCRIC Group. NCRIC Group intends to make contributions to the stock award plan sufficient to service and ultimately retire this debt. Common stock acquired by the stock award plan is reflected as a reduction of stockholders' equity. As the stock award plan debt is repaid, shares will be awarded to participants, and a corresponding reduction in the charge against stockholders' equity will occur. Share awards to participants will be recognized as compensation expense.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

      The following financial statements reflect the HealthCare Consulting acquisition and the subscription, community and syndicated community offerings. Pro forma adjustments related to the unaudited pro forma combined statements of operations for the year ended December 31, 1998 have been prepared assuming that each of the HealthCare Consulting acquisition and the subscription, community and syndicated community offerings, with net proceeds, as adjusted for the ESOP and stock award plan shares, of $7.1 million at the minimum of the offering range, were consummated as of January 1, 1998. The unaudited pro forma combined balance sheet was prepared assuming that the HealthCare Consulting acquisition and the subscription, community and syndicated community offerings were all consummated on December 31, 1998.

      The unaudited pro forma combined financial statements have been prepared using the purchase method of accounting for the HealthCare Consulting acquisition to record the purchase of the stock of HealthCare Consulting, the interests of HCI Ventures and the assets of Employee Benefits Services.

      The historical portion of the unaudited pro forma combined statement of operations for the year ended December 31, 1998 has been derived from the historical consolidated statements of operations of NCRIC Group and from the historical combined statements of income and comprehensive income of the practice management and financial services of HealthCare Consulting, HCI Ventures and Employee Benefits Services for the same period. The unaudited pro forma combined financial statements should be read in conjunction with the historical financial statements of NCRIC Group, of the practice management and financial services of HealthCare Consulting, HCI Ventures and Employee Benefits Services and the other financial information pertaining to NCRIC Group and HealthCare Consulting, HCI Ventures and Employee Benefits Services included elsewhere in this prospectus.

      The pro forma combined financial statements do not purport to be indicative of the financial position or operating results which would have been achieved had the HealthCare Consulting acquisition and the subscription, community and syndicated community offerings been consummated as of the dates indicated and should not be construed as being representative of future financial position or operating results of NCRIC Group. The pro forma adjustments are based upon available information and assumptions that NCRIC Group believes are reasonable under the circumstances.

                               NCRIC Group, Inc.
                  Unaudited Pro Forma Combined Balance Sheets
                               December 31, 1998

                                                                                                     Stock
                                                                            Purchase   Combined    Offering    Pro Forma   Footnote
                                                   NCRIC     Acquisition  Adjustments    Total    Adjustments  Combined   References
                                                   -----     -----------  -----------    -----    -----------  --------   ----------
                                                                              (in thousands)
ASSETS:

INVESTMENTS:
Securities available for sale, at fair value:
Bonds and U.S. Treasury Notes .................   $  91,135   $      --    $      --   $  91,135   $      --    $  91,135
Preferred stocks ..............................       5,213          --           --       5,213          --        5,213
                                                  ---------   ---------    ---------   ---------   ---------    ---------
            Total securities available for sale      96,348          --           --      96,348          --       96,348
Investments in management service
  organizations ...............................          --          18           --          18          --           18
                                                  ---------   ---------    ---------   ---------   ---------    ---------
            Total Investments .................      96,348          18           --      96,366          --       96,366

OTHER ASSETS:
Cash and cash equivalents .....................       6,083          48       (3,007)      3,124       4,892        8,016   (1),(2)
Accounts receivable, net ......................          --         708           --         708          --          708
Reinsurance recoverable .......................      24,944          --           --      24,944          --       24,944
Deferred federal income taxes .................       2,742          --         (225)      2,517          --        2,517       (3)
Goodwill ......................................          --          --        5,184       5,184          --        5,184       (4)
Other assets ..................................       4,209         287         (238)      4,258          --        4,258
                                                  ---------   ---------    ---------   ---------   ---------    ---------

TOTAL ASSETS ..................................   $ 134,326   $   1,061    $   1,714   $ 137,101   $   4,892    $ 141,993
                                                  =========   =========    =========   =========   =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY:

LIABILITIES:
Losses and loss adjustment expenses ...........   $  87,700   $      --    $      --   $  87,700   $      --    $  87,700
Retrospective premiums accrued ................       6,492          --           --       6,492          --        6,492
Unearned premiums .............................       3,348          --           --       3,348          --        3,348
Deferred income taxes .........................          --         225         (225)         --          --           --       (3)
Bank debt .....................................          --          --        2,200       2,200      (2,200)          --   (1),(2)
Long-term liabilities .........................          --          90           --          90          --           90
Other liabilities .............................       5,775         185          300       6,260        (300)       5,960   (1),(2)
                                                  ---------   ---------    ---------   ---------   ---------    ---------

TOTAL LIABILITIES .............................     103,315         500        2,275     106,090      (2,500)     103,590
                                                  ---------   ---------    ---------   ---------   ---------    ---------

STOCKHOLDERS' EQUITY:
Common Stock ..................................          --           1           (1)         --          34           34       (2)
Limited Liability Company capital .............          --           2           (2)         --          --           --
Additional paid-in capital ....................         798           8           (8)        798       8,786        9,584       (2)
Unearned ESOP shares ..........................          --          --           --          --        (952)        (952)      (2)
Unearned stock award plan shares ..............          --          --           --          --        (476)        (476)      (2)
Retained earnings .............................      28,197         550         (550)     28,197          --       28,197       (1)
Accumulated other comprehensive
  income ......................................       2,016          --           --       2,016          --        2,016
                                                  ---------   ---------    ---------   ---------   ---------    ---------

TOTAL STOCKHOLDERS' EQUITY ....................      31,011         561         (561)     31,011       7,392       38,403
                                                  ---------   ---------    ---------   ---------   ---------    ---------
TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY ........................   $ 134,326   $   1,061    $   1,714   $ 137,101   $   4,892    $ 141,993
                                                  =========   =========    =========   =========   =========    =========

                               NCRIC Group, Inc.
             Unaudited Pro Forma Combined Statements of Operations
                     For the Year Ended December 31, 1998

                                                                                              Stock
                                                                  Purchase      Combined     Offering     Pro Forma   Footnote
                                        NCRIC     Acquisition    Adjustments     Total      Adjustments   Combined   References
                                        -----     -----------    -----------     -----      -----------   --------   ----------
                                                            (in thousands, except per share data)
REVENUES:

Premium income:
Premium written ...................   $ 19,214      $     --      $     --      $ 19,214      $     --    $ 19,214
Premiums ceded ....................      4,089            --            --         4,089            --       4,089
Change in unearned premiums .......     (2,945)           --            --        (2,945)           --      (2,945)
Renewal credit dividends to
  policyholders ...................     (1,899)           --            --        (1,899)           --      (1,899)
                                      --------      --------      --------      --------      --------    --------

            Net premiums earned ...     18,459            --            --        18,459            --      18,459

Practice management revenues ......         --         4,916            --         4,916            --       4,916
Net investment income .............      5,996            59            --         6,055            --       6,055          (5)
Net realized investment gains .....        159            --            --           159            --         159
Other income ......................        435            --            --           435            --         435
                                      --------      --------      --------      --------      --------    --------

            Total Revenues ........     25,049         4,975            --        30,024            --      30,024
                                      --------      --------      --------      --------      --------    --------

EXPENSES:
Losses and loss adjustment expenses     15,677            --            --        15,677            --      15,677
Underwriting expenses .............      3,858            --            --         3,858            35       3,893          (6)
Amortization of goodwill ..........         --            --           259           259            --         259          (7)
Other expenses ....................      1,888         4,982        (1,139)        5,731            --       5,731          (8)
                                      --------      --------      --------      --------      --------    --------
            Total Expenses ........     21,423         4,982          (880)       25,525            35      25,560
                                      --------      --------      --------      --------      --------    --------

INCOME BEFORE INCOME TAXES ........      3,626            (7)          880         4,499           (35)      4,464
                                      --------      --------      --------      --------      --------    --------

Income tax provision ..............      1,079           (76)          513         1,516           (12)      1,504          (9)
                                      --------      --------      --------      --------      --------    --------

NET INCOME ........................   $  2,547      $     69      $    367      $  2,983      $    (23)   $  2,960
                                      ========      ========      ========      ========      ========    ========

            Net income per common share...............................................................    $   0.91         (10)
                                                                                                          ========

-------------------
(1) Purchase adjustment represents cash paid at closing of $2.9 million plus $107,000, net of prepaid expenses, for HealthCare Consulting acquisition expenses. The source of funds for the HealthCare Consulting acquisition consideration was as follows (in thousands):

          Cash................................................ $2,900
          Bank debt...........................................  2,200
          Mandatorily convertible note........................    300
                                                               ------
                    Purchase price............................ $5,400
                                                               ======

(2) Subscription, community and syndicated community offerings adjustments represent the net subscription, community and syndicated community offerings proceeds, as adjusted for the ESOP and stock award plan shares, of $7.1 million, at the minimum of the offering range less repayment of the HealthCare Consulting acquisition bank debt of $2.2 million.
(3) Represents the reclassification of HealthCare Consulting, HCI Ventures and Employee Benefits Services deferred federal income tax to be consistent with NCRIC Group's combined financial statements.

(4) Since the HealthCare Consulting acquisition has been accounted for as a purchase, the excess of the HealthCare Consulting acquisition cost over the fair value of net assets acquired has been recorded, in thousands, as follows:

            Purchase price .....................................   $5,400
            Plus acquisition expenses ..........................      294
            Less estimated fair value of net assets acquired ...      510
                                                                   ------
                      Goodwill .................................   $5,184
                                                                   ======

      The final allocation of the purchase price will be made April 15, 1999. Under the terms of the HealthCare Consulting acquisition purchase agreements, NCRIC Group could also pay up to an additional $3.1 million if HealthCare Consulting, HCI Ventures and Employee Benefits Services achieve earnings targets in 2000, 2001 and 2002. This contingent payment would be an addition to goodwill and would be amortized over 20 years. This contingent payment has not been included in the pro forma financial statements.
(5) No interest earnings on the proceeds of the subscription, community and syndicated community offerings have been included in these pro forma statements. If interest were applied at a rate of 5% per annum, approximating the current commercial paper rate, to the estimated adjusted net proceeds of $7.1 million, at the minimum of the offering range, less the $2.2 million bank debt repayment and the $2.9 million initial HealthCare Consulting acquisition cash payment, and $294,000 of acquisition expenses, net investment income would increase by $85,000 for the year ended December 31, 1998.
(6) Reflects the net increase in employee benefit expense resulting from the ESOP and stock award plan offset by a reduction in the existing 401(k) profit-sharing plan expense. There is no incremental expense reflected in the pro forma financial statements for the stock award plan because this expense has been completely offset by a reduction in NCRIC's existing management incentive compensation plan. The annual expense from the ESOP and stock award plan, assuming a per share market value equal to the purchase price, has been assumed to be $190,000 before being offset by a reduction of $155,000 in contributions to the existing 401(k) profit-sharing plan and management incentive compensation plan.
(7) Represents straight-line amortization of $5.2 million of HealthCare Consulting acquisition goodwill over a period of 20 years.
(8) Represents a reduction in compensation expense resulting from the HealthCare Consulting acquisition. The combined financial statements of the Practice Management Services of HealthCare Consulting, HCI Ventures and Employee Benefits Services reflect owners' compensation of $1,589,000 for the year ended December 31, 1998. As a result of the HealthCare Consulting acquisition, NCRIC MSO has entered into employment agreements with each of the former owners of HealthCare Consulting, HCI Ventures and Employee Benefits Services. The employment agreements reduce the aggregate compensation of the former owners to $450,000 per year.
(9) To record the income tax effect of the adjustments described in notes (6) through (8). The Purchase Adjustment income tax provision includes the following three components: (a) additional income tax on the historical pre-tax income of HealthCare Consulting, HCI Ventures and Employee Benefits Services to raise the effective tax rate to 40% to recognize the change in tax posture of the acquired companies, (b) a tax expense on the reduction in compensation expense described in note (8) above, and (c) a tax benefit on deductible goodwill amortization.
(10) Represents the net income of NCRIC Group divided by outstanding shares, which represent the total number of outstanding shares, assuming an offering at the minimum of the offering range, excluding the unallocated ESOP and stock award plan shares. For the year ended December 31, 1998, 3,266,057 shares have been assumed to be outstanding.

                                PRO FORMA DATA

      The actual net proceeds from the sale of the NCRIC Group common stock cannot be determined until the subscription, community and syndicated community offerings are completed. However, net proceeds are currently estimated to be between $8.5 million and $11.8 million based upon the following assumptions:

      . Sandler O'Neill will receive a fee equal to 2.0% of the aggregate actual purchase price of all shares of common stock sold in the subscription and community offerings less a $25,000 credit relating to the HealthCare Consulting acquisition;

      .     no shares will be sold in the syndicated community offering; and

      . subscription, community and syndicated community offerings expenses, excluding the fees paid to Sandler O'Neill, will be approximately $835,000.

      Pro forma net income of NCRIC Group for the year ended December 31, 1998 assumes goodwill of $5.2 million amortized over 20 years for the HealthCare Consulting acquisition. Pro forma net income has been calculated assuming the shares of NCRIC Group common stock had been sold in the subscription and community offerings and the HealthCare Consulting acquisition had been consummated at January 1, 1998. Pro forma stockholders' equity and tangible stockholders' equity have been calculated assuming that the offerings and acquisition had been consummated on December 31, 1998.

      The following pro forma information may not be representative of the financial effects of the transactions described above at the dates on which they actually occur and should not be taken as indicative of future results of operations. Pro forma consolidated stockholders' equity represents the difference between the stated amount of assets and liabilities of NCRIC Group computed in accordance with generally accepted accounting principles or GAAP. The pro forma stockholders' equity is not intended to represent the fair market value of NCRIC Group's common stock and may be greater than amounts that would be available for distribution to stockholders in the event of liquidation.

      The following table summarizes pro forma data of NCRIC Group at or for the year ended December 31, 1998 based on the assumptions set forth above and in the table and should not be used as a basis for projections of market value of NCRIC Group common stock following the subscription, community and syndicated community offerings. The table gives effect to the ESOP and stock award plan as they are described in this prospectus. No effect has been given in the table to the possible issuance of additional shares of NCRIC Group common stock in connection with the stock option plan.

                                                          At or For the Year Ended December 31, 1998
                                                      --------------------------------------------------
                                                        1,360,000        1,600,000         1,840,000
                                                          Shares           Shares            Shares
                                                      Sold at $7.00    Sold at $7.00      Sold at $7.00
                                                        Per Share         Per Share         Per Share
                                                        Minimum of       Midpoint of       Maximum of      Footnote
                                                          Range            Range              Range       References
                                                      -------------     ------------      -------------   ----------
                                                          (in thousands, (except per share amounts)
Gross Proceeds .....................................     $  9,520         $ 11,200           $ 12,880
Less offering expenses and commissions .............       (1,000)          (1,034)            (1,067)
                                                         --------         --------           --------
Estimated net proceeds .............................        8,520           10,166             11,813
Less: Common Stock purchased by ESOP ...............         (952)          (1,120)            (1,288)
      Common Stock purchased by stock award
      plan .........................................         (476)            (560)              (644)
                                                         --------         --------           --------
Estimated net proceeds, as adjusted ................     $  7,092         $  8,486           $  9,881
                                                         ========         ========           ========
Net income:
      Pro forma combined ...........................     $  2,983         $  2,983           $  2,983         (3)
      Pro forma benefit plan adjustment ............          (23)             (23)               (23)      (1),(2)
                                                         --------         --------           --------
             Pro forma net income ..................     $  2,960         $  2,960           $  2,960
                                                         ========         ========           ========
Per share net income:
      Pro forma combined ...........................     $   0.92         $   0.78           $   0.68
      Pro forma benefit plan adjustment ............        (0.01)           (0.01)             (0.01)      (1),(2)
                                                         --------         --------           --------
             Pro forma net income per share ........     $   0.91         $   0.77           $   0.67         (5)
                                                         ========         ========           ========
Stockholders' equity:
      Pro forma combined ...........................     $ 31,011         $ 31,011           $ 31,011         (3)
      Estimated net proceeds .......................        8,520           10,166             11,813
      Acquisition stock issuance ...................          300              300                300         (4)
      Less: Common Stock acquired by ESOP ..........         (952)          (1,120)            (1,288)        (1)
            Common Stock acquired by stock
            award plan .............................         (476)            (560)              (644)        (1)
                                                         --------         --------           --------
                      Pro forma stockholders' equity     $ 38,403         $ 39,797           $ 41,192
                                                         ========         ========           ========
Pro forma tangible stockholders' equity ............     $ 33,219         $ 34,613           $ 36,008
                                                         ========         ========           ========

Stockholders' equity per share:
      Pro forma combined ...........................     $   9.58         $   8.16           $   7.09
      Estimated net proceeds .......................         2.63             2.67               2.71
      Acquisition stock issuance ...................         0.09             0.08               0.07
      Less: Common Stock acquired by ESOP ..........        (0.29)           (0.29)             (0.29)
            Common Stock acquired by stock
            award plan .............................        (0.15)           (0.15)             (0.15)
                                                         --------         --------           --------
         Pro forma stockholders' equity per share ..     $  11.86         $  10.47           $   9.43
                                                         ========         ========           ========
Pro forma tangible stockholders' equity per share ..     $  10.26         $   9.10           $   8.25
                                                         ========         ========           ========
Offering price as a percentage of pro forma
stockholders' equity per share .....................        59.02%           66.86%             74.23%
                                                         ========         ========           ========
Offering price as a percentage of pro forma
tangible stockholders' equity per share ............        68.23%           76.92%             84.85%
                                                         ========         ========           ========
Offering price to pro forma net income per share ...         7.69x            9.09x             10.45x
                                                         ========         ========           ========

--------------------
(1) For purposes of this table, the funds used to acquire the shares of NCRIC Group common stock purchased by the ESOP and the stock award plan are assumed to have been loaned to the ESOP and the stock award plan by NCRIC Group. The amount loaned is reflected as a reduction of stockholders' equity. NCRIC Group intends to make annual contributions to the ESOP and to the stock award plan. The annual expense from the ESOP and stock award plan, assuming a per share market value equal to the purchase price, has been assumed to be $190,000 before being offset by a reduction of $155,000 in contributions to the existing 401(k) profit-sharing plan and management incentive compensation plan. This net additional expense of $35,000 equals after-tax expense of $23,000. The annual net additional expense is assumed to remain constant across the entire offering range because management intends to adjust the offsetting expense to maintain this level of incremental expense. NCRIC Group's total annual payment of the ESOP and stock award plan loans are based upon the assumptions that (a) 27,200, 32,000 and 36,800 shares at the minimum, midpoint and maximum of the offering range, respectively, have been committed to be released during the year ended December 31, 1998 at an average fair value of $7.00 per share and were accounted for as a charge to expense in accordance with Statement of Position No. 93-6; and (b) only the ESOP and stock award plan shares committed to be released were considered outstanding for purposes of the net earnings per share calculations, while no ESOP and stock award plan shares were considered outstanding for purposes of the stockholders' equity per share calculations.

(2) No effect has been given to the issuance of additional shares of NCRIC Group common stock in connection with the stock option plan. NCRIC Group intends to grant options for its shares at the closing date of the offerings with an exercise price of $7.00 per share, in an amount equal to 5% of the subscription, community and syndicated community offerings, or 68,000, 80,000 and 92,000 shares, respectively, at the minimum, midpoint and maximum of the offering range. These shares will be acquired either through open market purchases or from authorized but unissued shares of NCRIC Group's common stock or treasury stock of NCRIC Group, if any. NCRIC Group will provide any funds used to purchase the shares in connection with the stock option plan. The issuance of authorized but unissued shares of NCRIC Group's common stock on the exercise of options granted under the stock option plan instead of open market purchases would dilute the voting interests of existing stockholders.

(3) The pro forma combined net income and stockholders' equity amounts represent the amounts reported in the historical financial statements of NCRIC and of the practice management and financial services of HealthCare Consulting, HCI Ventures and Employee Benefits Services and adjusted to reflect purchase adjustments.

(4) The HealthCare Consulting acquisition stock issuance represents the amount for the 42,857 shares of common stock to be issued on conversion of the $300,000 in mandatorily convertible notes.

(5) The pro forma financials include no assumption for interest earnings on the net new investable funds available as the result of the subscription, community and syndicated community offerings. If interest at 5% per annum, approximating the current commercial paper rate, had been assumed to have been earned on the net proceeds, as adjusted, less the $2.2 million bank debt repayment, the $2.9 million initial HealthCare Consulting acquisition cash payment and $294,000 for acquisition expenses, net income would have included an additional $56,000, $102,000 and $148,000 and net income per share would have been $0.92, $0.80 and $0.71 at the minimum, midpoint and maximum levels of the offering range, respectively, for the year ended December 31, 1998.

                     SELECTED FINANCIAL AND OPERATING DATA

      The following table contains financial information which has been derived from the consolidated financial statements of NCRIC Group. The consolidated financial statements of NCRIC Group for each of the years in the three-year period ended December 31, 1998 have been audited by Deloitte & Touche LLP. The selected consolidated financial data below should be read in conjunction with the consolidated financial statements and their accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                               Year Ended December 31,
                                         ----------------------------------
                                           1998        1997         1996
                                         --------    ---------    ---------
                                                 (dollars in thousands)
STATEMENT OF OPERATIONS DATA:
Gross premiums written ..........        $ 19,214    $  17,869    $  19,017
                                         ========    =========    =========
Net premiums written ............        $ 21,014    $  13,935    $  13,351
                                         ========    =========    =========
Net premiums earned .............        $ 18,459    $  13,532    $  13,351
Net investment income ...........           5,996        6,045        5,656
Net realized investment gains ...             159           90          229
Other income ....................             435          355          660
                                         --------    ---------    ---------
          Total revenues ........          25,049       20,022       19,896

Losses and LAE ..................          15,677       15,591       15,236
Other underwriting expenses .....           3,858        2,918        2,438
Other expenses ..................           1,888          676          928
                                         --------    ---------    ---------
          Total expenses ........          21,423       19,185       18,602

Income before income taxes ......           3,626          837        1,294
Income tax (benefit) provision ..           1,079         (122)         303
                                         --------    ---------    ---------
Net income ......................           2,547          959          991
Other comprehensive income (loss)           1,227        1,103       (1,349)
                                         --------    ---------    ---------
Comprehensive income (loss) .....        $  3,774    $   2,062    $    (358)
                                         ========    =========    =========
BALANCE SHEET DATA:
Invested assets .................        $ 96,348    $  94,362    $  91,008
Total assets ....................         134,326      121,841      116,664
Total liabilities ...............         103,315       94,355       91,240
Total equity ....................          31,011       27,486       25,424

GAAP UNDERWRITING RATIOS:
Loss and LAE ratio ..................        84.9%       115.2%       114.1%
Underwriting expense ratio ..........        20.9%        21.6%        18.3%
Combined ratio after renewal credits        105.8%       136.8%       132.4%
Combined ratio before renewal credits        96.0%       118.6%       119.6%

SELECTED STATUTORY DATA:
Loss and LAE ratio ..................        82.5%        99.9%       103.2%
Underwriting expense ratio ..........        15.2%        19.7%        18.4%
Combined ratio ......................        97.7%       119.6%       121.6%
Policyholders' surplus ..............   $  24,116    $  23,258    $  22,365

In calculating GAAP underwriting ratios, renewal credits are considered a reduction of premium income. In addition, earned premium is used to calculate the GAAP loss and underwriting expense ratios. For statutory purposes, renewal credits are not considered a reduction in premium income, and written premiums are used to calculate the statutory underwriting expense ratio. Due to these differences in treatment, GAAP combined ratios can differ significantly from statutory combined ratios. For a discussion of the differences between statutory and GAAP reporting, see note 9 to the consolidated financial statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

          The following analysis of the consolidated results of operations and financial condition of NCRIC Group should be read in conjunction with the selected consolidated financial and operating data and consolidated financial statements and related notes included elsewhere in this prospectus.

General

          The financial statements and data presented in the prospectus have been prepared in accordance with generally accepted accounting principles, GAAP, unless otherwise noted. GAAP differs from statutory accounting practices used by regulatory authorities in their oversight responsibilities of insurance companies. See Note 9 to the consolidated financial statements for a reconciliation of NCRIC's net income and equity between GAAP and statutory accounting bases. Discussed below are selected key financial concepts:

          Premium income. Gross premiums written represent the amounts billed to policyholders. Gross premiums written are reduced by premiums ceded to reinsurers and renewal credits in determining net premiums written. Premiums ceded to reinsurers represent the cost to NCRIC of reducing NCRIC's exposure to medical professional liability losses by transferring agreed upon insurance risks to reinsurers through a reinsurance contract or treaty. Renewal credits are reductions in premium billings to renewing policyholders. Net premiums written are adjusted by any amount which has been billed but not yet earned during the period in arriving at earned premiums. For several large groups of policyholders, NCRIC has insurance programs where the premiums are retrospectively determined based on losses during the period. Premiums billed under retrospective programs are recorded as premiums written, while premium refunds accrued under retrospective programs are recorded as unearned premiums. Under retrospective programs, premiums earned are premiums written reduced by premium refunds accrued.

          Prior to 1997, NCRIC's policies were written with a January 1 renewal date. During 1997 and 1998, NCRIC began to stagger policy renewal dates throughout the year which results in a one-time effect when the policy is staggered. Written premiums are increased during the periods when policies are being re-issued, returning to the previous level in the subsequent period. In accordance with GAAP, premiums are earned ratably over the terms of NCRIC's policies, so this change in renewal dates has no effect on premiums earned for any period.

          The balance sheet item "advance premiums" represents those premiums collected on policies prior to their renewal dates. Unearned premiums represent premiums billed but not yet fully earned at the end of the reporting period. Premiums receivable represent either annual billed premiums or experience-rated premiums which have not yet been collected.

          Losses and loss adjustment expenses. Loss and LAE reserves are estimates of future payments for reported and unreported claims and related expenses of adjudicating claims with respect to insured events that have occurred. The change in these reserves from year to year is reflected as an increase or decrease to NCRIC's loss and loss adjustment expenses. Medical professional liability loss and LAE reserves are established based on an estimate of these future payments as reflected in NCRIC's past experience with similar cases and historical trends involving claim payment patterns. Other factors that modify past experience are also considered in setting the reserves, including court decisions; economic conditions; current trends in losses; and inflation. Reserving for medical professional liability claims continues to be a complex and uncertain process, requiring the use of informed estimates and judgments. Although NCRIC follows a practice of conservatively estimating its future payments relating to losses incurred, there can be no assurance that currently established reserves will prove adequate in light of subsequent actual experience.

          NCRIC, in consultation with its independent actuaries, utilizes several methods in order to estimate loss and LAE reserves by projecting ultimate losses. By utilizing and comparing the results of these methods, NCRIC is better able to analyze loss data and establish an appropriate reserve. The loss and LAE reserves are estimated by management on a monthly basis and reviewed periodically by NCRIC's independent actuaries. The independent actuarial review includes an evaluation of the appropriateness of methods used and changes in methodology if needed, as well as a reflection of updated experience.

          The inherent uncertainty in establishing reserves is relatively greater for companies writing long-tail casualty business like NCRIC. Due to the extended nature of the claim resolution process of professional liability claims, established reserve estimates may be adversely impacted by: judicial expansion of liability standards; expansive interpretations of contracts; inflation associated with medical claims; and the propensity of individuals to file claims. Because of the existence of these uncertainties, NCRIC has historically taken a conservative posture in establishing reserves. NCRIC refines reserve estimates as experience develops and additional claims are reported or existing claims are closed; adjustments to losses reserved in prior periods are reflected in the results of the periods in which the adjustments are made.

          Losses and LAE reserve liabilities as stated on the balance sheet are reported gross before recovery from reinsurers for the portion of the claims covered under the reinsurance program. Losses and LAE expenses as stated on the income statement are reported net of reinsurance recoveries.

          Reinsurance. NCRIC manages its exposure to individual claim losses, annual aggregate losses, and LAE through its reinsurance program. Reinsurance is a customary practice in the industry. It allows NCRIC to obtain indemnification against a specified portion of losses associated with insurance policies it has underwritten by entering into a reinsurance agreement with other insurance enterprises or reinsurers. NCRIC pays or cedes part of its policyholder premium to the reinsurers. The reinsurers in return agree to reimburse NCRIC for a specified portion of any claims covered under the reinsurance contract. While reinsurance arrangements are designed to limit losses from large exposures and to permit recovery of a portion of direct losses, reinsurance does not relieve NCRIC of liability to its insureds.

          Under one of NCRIC's primary reinsurance contracts, the portion of the policyholder premium ceded to the reinsurers is "swing rated" or experience rated on a retrospective basis. This swing rated cession program is subject to a minimum and maximum premium range to be paid to the reinsurers in the future, depending upon the extent of losses actually paid by the reinsurers. A deposit premium is paid by NCRIC during the initial policy year. An additional liability, "retrospective premiums accrued under reinsurance treaties" is recorded by NCRIC to represent an estimate of net additional payments to be made to the reinsurers under the program, based on the level of loss and LAE reserves recorded. Like loss and LAE reserves, adjustments to prior year ceded premiums payable to the reinsurers are reflected in the results of the periods in which the adjustments are made. NCRIC follows a practice of conservatively estimating its liabilities relating to the swing rated cession program based on historical loss experience. The swing rated reinsurance premiums are recorded in a manner consistent with the recording of NCRIC's loss reserves.

          NCRIC's practice for accounting for the liability for retrospective premiums accrued under reinsurance treaties has been to record the current year swing rated reinsurance premium at management's best estimate of the ultimate liability, which has generally been the maximum rate payable under terms of the treaty. Due to the long tail nature of the medical malpractice insurance business, it takes several years for the losses for any given report year to fully develop. Since the ultimate liability for reinsurance premiums depends on the ultimate losses, among other things, it is several years after the initial reinsurance premium accrual before the amount becomes known. During the intervening periods, reevaluations are made and adjustments to the accrued retrospective premiums are made as considered appropriate by management.

          NCRIC has historically ceded to its reinsurers over 90% of its exposure to individual losses in excess of $1 million, known as excess layer coverage. Excess layer premiums are recorded as current year reinsurance ceded costs.

          Recent industry performance. NCRIC's results of operations have historically been influenced by factors affecting the medical professional liability industry in general. The operating results of the US medical professional liability industry have been subject to significant variations over time due to competition, general economic conditions, judicial trends and fluctuations in interest rates. According to the August, 1998 Best's Review published by A. M. Best Company, in recent years, medical professional liability insurers have successfully stabilized premium rates and maintained profits by drawing on reserve redundancies from the early 1990's. Over the last several years, premium rates for the industry were basically flat while claim costs were beginning to rise. NCRIC continues to monitor these industry trends and consider them in relation to NCRIC's circumstances when setting rates or establishing reserves.

Consolidated net income and comprehensive income results -- Years ended December 31, 1998, 1997, and 1996

Year ended December 31, 1998 compared to year ended December 31, 1997

     Net income for NCRIC increased $1.6 million, from $959,000 for the year ended December 31, 1997 to $2.5 million for the year ended December 31, 1998. The substantial increase in income for the year was principally due to a $4.7 million increase in net premiums earned before renewal credits, partially offset by a $2.2 million increase in expenses and by a $1.2 million increase in Federal income taxes. The increase in net premiums earned is primarily due to a $5.9 million decrease in reinsurance costs and a $1.2 million increase in premiums earned from other than experience-rated plans, offset by a decrease of $2.4 million in retrospective policyholder premiums under experience-rated plans. Both the decrease in reinsurance costs and the decrease in premiums due under retrospective plans are related to favorable loss development. Reinsurance ceded premiums provided $877,000 less income in the fourth quarter than the average for the first three quarters of the year. The premiums ceded related to prior years under the swing rated treaty are re-estimated and adjusted quarterly based on the most current information available on the related losses. Expenses increased in 1998 due to costs associated with the reorganization, as well as expenditures for the beginning of substantive operations of the management services organization. Federal income taxes increased due to increased income before income taxes.

          Comprehensive income was $3.8 million for the year ended December 31, 1998 compared to $2.1 million for the year ended December 31, 1997. Other comprehensive income consists of unrealized investment gains net of deferred income taxes.

Year ended December 31, 1997 compared to year ended December 31, 1996

          Net income for NCRIC was $959,000 for the year ended December 31, 1997, down 3% from $991,000 for the year ended December 31, 1996. This decline was largely due to a combination of offsetting factors. Net premiums earned increased by $181,000, net investment income increased by $389,000 and a change from a tax expense in 1996 to a tax benefit in 1997 contributed $425,000. More than offsetting these positives was an increase in losses and LAE of $355,000, a decrease in other income and realized capital gains of $444,000 and an increase in underwriting and other expenses of $228,000.

          The $181,000 increase in net premiums earned primarily resulted from three significant factors: (1) increasingly competitive market conditions and additional risk-sharing with larger insureds led to an additional $1.5 million in discounts from NCRIC's base rates; (2) higher renewal credits reduced net premiums earned by $653,000; the renewal credits were granted in anticipation of a 6% increase in base rates for 1998; and (3) these reductions were more than offset by a $2.4 million decrease in reinsurance costs, reflecting a reduction in reinsurers' pricing based on NCRIC's improved loss exposure on recent loss years as well as favorable development in retrospective premiums accrued under reinsurance treaties.

          Comprehensive income was $2.1 million for the year ended December 31, 1997 compared to a loss of $358,000 for the year ended December 31, 1996.

                              Net premiums earned


Following is a summary of NCRIC's net premiums earned:

                                                              Year Ended December 31,
                                             ---------------------------------------------------------
                                                    1998                 1997               1996
                                             -------------------  ------------------  ----------------
                                                                  (in thousands)
Gross premiums written*....................             $19,214             $17,869           $19,017
Change in unearned premiums................              (2,945)               (403)               --
                                                        -------             -------           -------
Gross premiums earned before renewal
  credits..................................              16,269              17,466            19,017
Reinsurance premiums ceded related to:
  current year.............................              (5,623)             (5,474)           (7,312)
  prior year...............................               9,712               3,620             3,073
                                                        -------             -------           -------
  Total reinsurance premiums ceded.........               4,089              (1,854)           (4,239)
                                                        -------             -------           -------
Net premiums earned before renewal
  credits..................................              20,358              15,612            14,778
Renewal credits............................              (1,899)             (2,080)           (1,427)
                                                        -------             -------           -------
Net premiums earned........................             $18,459             $13,532           $13,351
                                                        =======             =======           =======
*Net premiums written after renewal
  credits..................................             $21,014             $13,935           $13,351
                                                        =======             =======           =======

Year ended December 31, 1998 compared to year ended December 31, 1997

       Gross premiums written increased by $1.3 million, or 8%, from $17.9 million for the year ended December 31, 1997 to $19.2 million for the year ended December 31, 1998. Starting in the fourth quarter of 1997 and continuing through 1998, NCRIC began to stagger policy renewal dates. Premiums written increased $836,000 for the year ended December 31, 1998 and $324,000 for the year ended December 31, 1997 due to re-writing of policies. There is a one-time effect when the policy renewal is staggered which increases premiums written in the current period; premiums written will, all else being equal, return to the previous level in the subsequent period. While the staggering of the renewal dates affects premiums written, earned premiums are not affected for either period. The $19.2 million of gross premiums written for the year ended December 31, 1998 includes $697,000 related to experience-rated programs. The $17.9 million of gross premiums written for the year ended December 31, 1997 includes $1.6 million related to experience-rated programs.

       Gross premiums written adjusted for the staggering of renewal dates and experience-rated premiums increased $1.7 million, or 11%, from $15.9 million for the year ended December 31, 1997 to $17.7 million for the year ended December 31, 1998. Approximately $1.4 million of this $1.7 million increase is due to the 6% premium rate increase for 1998; the remainder of the increase results from a 2% policyholder increase to 1,202. Discounts under policyholder programs, described more fully below in "Year Ended December 31, 1997 Compared to Year

Ended December 31, 1996," increased by $208,000, or 4% for the year ended December 31, 1998 compared to the year ended December 31, 1997. Gross premiums written on excess layer coverage increased $322,000 from $1.7 million for the year ended December 31, 1997 to $2.0 million for the year ended December 31, 1998.

       The change in unearned premiums for the period increased by $2.5 million from $403,000 for the year ended December 31, 1997 to $2.9 million for the year ended December 31, 1998. This change resulted from a $1.0 million increase in the unearned portion of the policy premium due to non-January 1 renewal dates, as well as a $1.5 million increase in retrospectively-determined policyholder refunds for 1998 due to favorable loss experience.

       Gross premiums earned before renewal credits decreased $1.2 million, or 7%, from $17.5 million for the year ended December 31, 1997 to $16.3 million for the year ended December 31, 1998. The $1.2 million decrease described above was due to approximately $1.2 million of additional premiums earned for the year ended December 31, 1998, offset by a $2.4 million net reduction in premiums earned under experience-rated programs.

       Reinsurance premiums ceded decreased by $5.9 million from $1.9 million for the year ended December 31, 1997 to a credit of $4.1 million for the year ended December 31, 1998. Reinsurance premiums are affected by current year premiums payable to the reinsurers, as well as the retrospective adjustments to accruals for prior year premiums.

       Current year reinsurance premiums ceded increased by $149,000, or 3%, from $5.5 million for the year ended December 31, 1997 to $5.6 million for the year ended December 31, 1998. This increase is due to an increase in the excess layer coverages purchased by the policyholders, partially offset by a decrease in the swing rated premium. The reinsurance premium due for excess layer coverage increased by $268,000 or 16%, from $1.7 million for the year ended December 31, 1997 to $1.9 million for the year ended December 31, 1998, consistent with an increase in premiums written for the excess layer coverage. In addition, the premiums related to the swing rated cession program decreased by $119,000, or 3%. The liability "retrospective premiums accrued under reinsurance treaties" decreased from $13.8 million at December 31, 1997 to $6.5 million at December 31, 1998.

       Reinsurance premiums related to prior years under the swing rated treaty were reduced by approximately $3.6 million in 1997 and $9.7 million in 1998 due to favorable loss development of reinsured losses compared to prior estimates by NCRIC. Generally, losses covered by the swing rated treaty are in the range excess of $500,000 to $1 million. The 1997 change in estimate relates primarily to the favorable loss development in the 1989 and 1992 loss years. The 1998 change is primarily reflective of the favorable loss development for the 1993 through 1995 loss years. The favorable loss development results largely from NCRIC's decision in 1996 to more aggressively defend high exposure loss cases. The success of this new policy resulted in reduced loss payments compared to the original loss estimates.

       In the 1990 -- 1991 treaty, NCRIC's incurred losses generated the maximum premium expense under the terms of the swing rated treaty or 27% of gross net earned premium income. As a result of the poor loss experience the reinsurers raised the maximum premium rate effective in 1992 to 35% and in 1993 to 40% of gross net earned premium income where the rate remained at 40% until 1996. Beginning in 1996 NCRIC recognized that the losses incurred in some of the earlier years were developing favorably and NCRIC expected the losses to generate a reinsurance premium below the maximum reinsurance premium rate level previously booked. Accordingly, NCRIC began to reduce the reinsurance premium liability for the older years. This recognition of favorable emerging loss development in the primary reinsurance layer continued into 1997 and 1998. Also, as a result of the emerging loss experience on the 1993 1995 treaty years, the reinsurers reduced the maximum reinsurance rate for 1996 to 30% and for 1997, 1998 and 1999 to 22.5%.

       While NCRIC had recognized in its 1996 and 1997 financial statements emerging favorable loss development in its estimates of the prior year reinsurance ceded premiums, there was some indication that the overall level of the reinsurance premium liability might be too high. In 1998 NCRIC worked with its independent actuary to study the liability for reinsurance ceded premiums in conjunction with the reserve liability calculation. The result was to further reduce the liability, which results in reinsurance ceded premium income.

       Renewal credits decreased $181,000, or 9%, from $2.1 million for the year ended December 31, 1997 to $1.9 million for the year ended December 31, 1998 reflecting a decrease in the credit rate from 16% to 12.5%, partially offset by an increasing premium base subject to the discount.

       Net premiums earned before renewal credits increased by $4.7 million, or 30%, from $15.6 million for the year ended December 31, 1997 to $20.4 million for the year ended December 31, 1998. This increase primarily reflects the change in estimate of reinsurance premiums due under the swing rated program. Net premiums earned after renewal credits increased similarly by $4.9 million, or 36%, from $13.5 million for the year ended December 31, 1997 to $18.5 million for the year ended December 31, 1998.

Year ended December 31, 1997 compared to year ended December 31, 1996

       Gross premiums written decreased by $1.1 million, or 6%, from $19.0 million for the year ended December 31, 1996 to $17.9 million for the year ended December 31, 1997. The decrease in policyholder premiums was more than accounted for by a $2.1 million increase in discounts granted to policyholders under various discount and risk-sharing programs offered by NCRIC. The decrease was offset by an additional $1.3 million of premiums collected in 1997 related to experience-rated programs. Base premium rates and the number of policyholders were essentially unchanged. Policyholder renewal rates were 97% in 1997 and 95% in 1996. Gross premiums written on excess layer coverage decreased $419,000 from $2.1 million for the year ended December 31, 1996 to $1.7 million for the year ended December 31, 1997.

       Discounts are granted to provide incentives and rewards for policyholders to minimize loss experience. Policyholders with favorable loss experience or "claims free" experience, those who participate in risk-management programs and those who wish to participate in the loss experience of a group under risk sharing premium plans are granted discounts. The discounts for attending risk-management programs were first implemented in 1997, and accounted for

$843,000 of the $1.5 million increase in discounts for the year. While these programs reduce net premiums due to the discounts granted, management believes its risk-management programs are likely to reduce losses in the future.

       In addition to the discounts granted, under some retrospective programs, the policyholders associated with a group may initially pay reduced premiums for that policy year. NCRIC will subsequently increase these premiums through additional billings if the group's loss experience warrants. Under other risk sharing programs, the policyholder group initially pays a premium for the policy year which may later be partially refunded by NCRIC if losses for the group are under agreed-upon limits. Consistent with NCRIC's treatment of both losses and other reinsurance programs, premium refunds or additional billings are reflected in premiums in the periods in which the adjustments are made. For the year ended December 31, 1997, approximately $1.6 million of premiums earned under retrospective programs are subject to adjustment based upon experience. Retrospective premium refunds of $240,000 were made during 1997 compared to zero in 1996. NCRIC also grants discounts for those policyholders in some group or part-time practices. The premiums from excess layer coverage purchased by policyholders decreased primarily due to premium discounts granted.

       The change in unearned premiums for the period increased by $403,000 for the year ended December 31, 1997 due to the staggering of policy renewal dates for the first time in 1997. The amount was zero in 1996.

       Reinsurance premiums ceded decreased by $2.4 million, or 56%, from $4.2 million for the year ended December 31, 1996 to $1.9 million for the year ended December 31, 1997. Reinsurance premiums ceded are affected by current year premiums due to the reinsurers, as well as by retrospective adjustments to prior year premiums ceded. Due to favorable loss development of reinsured losses compared to prior estimates by NCRIC, the swing rated reinsurance premiums related to prior years produced an additional $547,000 benefit, increasing from $3.1 million for the year ended December 31, 1996 to $3.6 million for the year ended December 31, 1997.

       Current year reinsurance premiums ceded decreased $1.8 million, or 25%, from $7.3 million for the year ended December 31, 1996 to $5.5 million for the year ended December 31, 1997. The maximum premium due under the swing rated program was decreased from 30% of net policyholder premiums, as defined under the reinsurance treaty, in 1996 to 22.5% in 1997 to reflect NCRIC's favorable loss experience. Reinsurance coverages were unaffected. The favorable loss experience produced a reduction in the costs of the swing rated reinsurance program. Current year ceded premiums decreased by $1.4 million, or 27%, from $5.2 million in 1996 to $3.8 million in 1997. The reinsurance premium due for excess layer coverage decreased by $415,000 or 20% for the year ended December 31, 1997 compared to the year ended December 31, 1996 as previously described. These factors caused a decrease in the cost of NCRIC's reinsurance program in 1997 and 1996. The liability "retrospective premiums accrued under reinsurance treaties" decreased from $14.8 million at December 31, 1996 to $13.8 million at December 31, 1997.

       Renewal credits increased $653,000, or 46%, from $1.4 million for the year ended December 31, 1996 to $2.1 million for the year ended December 31, 1997 due to an increase in the renewal credit percentage from 10% to 16%, partially offset by a decrease in the premium base. This increase was intended to offset a 6% premium rate increase for 1998 for those qualifying for the renewal credit, as well as to respond to the competitive pressures in the marketplace. Because NCRIC accrues renewal credits in the period declared, the renewal credit is reflected as a reduction in premiums earned in 1997 while the 6% premium rate increase was not realized until 1998.

       Net premiums earned before renewal credits increased by $834,000, or 6%, from $14.8 million for the year ended December 31, 1996 to $15.6 million for the year ended December 31, 1997. Net premiums earned after renewal credits increased by $181,000, or 1%, from $13.4 million for the year ended December 31, 1996 to $13.5 million for the year ended December 31, 1997.


                          -------------------------

                             Net investment income

                          -------------------------


Year ended December 31, 1998 compared to year ended December 31, 1997

       Net investment income decreased by $49,000, or 1%, for the year ended December 31, 1998 compared to the prior year, due to a decline in yields which was only partially offset by an increase in invested funds and a decrease in investment expenses. Net investment income for both years was approximately $6.0 million. Average invested assets, which includes cash equivalents but excludes real estate held, increased by $5.6 million, or 6%, from $100.0 million at December 31, 1997 to $105.6 million at December 31, 1998 due to a change in unrealized gains and additional invested funds. Positive cash flow and maturing investments were primarily invested in U. S. Government/Agency and corporate bonds for both periods. In order to increase yield and to better utilize NCRIC's positive cash flow position, the duration of the portfolio was increased from 4.0 years to 5.7 years. The average effective yield was approximately 5.68% for the year ended December 31, 1998 and 6.05% for the year ended December
31, 1997.   The tax equivalent yield was approximately 6.24% at December 31,
1998 and 6.69% at December 31, 1997. The decrease in investment yields is reflective of the market decrease in interest rates in 1998 compared to 1997.

Year ended December 31, 1997 compared to year ended December 31, 1996

        Net investment income increased by $389,000, or 7%, from $5.7 million for the year ended December 31, 1996 to $6.0 million for the year ended December 31, 1997 due to both an increase in the invested assets in the securities portfolio and an increase in the yield rate. Average invested assets, which includes cash equivalents but excludes real estate held, increased by $2.5 million, or 3%, from $97.5 million at December 31, 1996 to $100.0 million at December 31, 1997 due to unrealized gains and additional invested funds. Positive cash flow and maturing investments were primarily invested in U. S. Government/Agency and corporate bonds for 1997 and in tax-advantaged securities for 1996. In 1997, NCRIC sold its building and invested the $1.2 million net proceeds in fixed maturity securities. In late 1996, in accordance with the after-tax income optimization program, NCRIC sold approximately $10 million of existing taxable securities and re-invested the proceeds in tax-advantaged municipals and preferred stock. The average effective yield was approximately 6.05% for 1997 and 5.80% for 1996. The tax equivalent yield was 6.69% for 1997 and 5.99% for 1996. The increase in investment yields is reflective of the market increase in interest rates in 1997 over 1996.


                          -------------------------

                         Net realized investment gains

                          -------------------------


Year ended December 31, 1998 compared to year ended December 31, 1997

       Net realized investment gains were $159,000 for the year ended December 31, 1998 and $90,000 for the year ended December 31. 1997. Net realized gains for both periods were primarily from the sale of corporate bonds.

Year ended December 31, 1997 compared to year ended December 31, 1996

        Net realized investment gains were $90,000 for the year ended December 31, 1997 and $229,000 for the year ended December 31, 1996. Net realized gains for 1997 and 1996 were primarily from the sale of corporate bonds.


                          -------------------------

                                 Other income

                          -------------------------

Other income includes revenues from insurance brokerage, insurance agency and physician services; as well as finance and service charge income from NCRIC's financing of physician premiums.

Year ended December 31, 1998 compared to year ended December 31, 1997

       Other income increased $80,000, or 23%, from $355,000 for the year ended December 31, 1997 to $435,000 for the year ended December 31, 1998. This increase in income is primarily due to revenues from the beginning of substantive operations in 1998 of the management services organization.

Year ended December 31, 1997 compared to year ended December 31, 1996

       Other income decreased $305,000, or 46%, from $660,000 for the year ended December 31, 1996 to $355,000 for the year ended December 31, 1997. Prior to 1997 NCRIC provided premium financing to its member physicians. During 1997 NCRIC arranged a premium financing facility to be provided by an independent party. This caused a $252,000 decrease in finance and service charge income and an increase in net investment income as a result of improved cash flow. The remainder of the reduction in other income was due to decreased insurance brokerage and insurance agency commissions and income.


                          -------------------------

                       Loss and loss adjustment expenses
                      incurred and combined ratio results

                          -------------------------


The expense for incurred losses and LAE for each year net of reinsurance can be summarized as follows. All loss expense amounts incurred are reported net of reinsurance amounts recoverable.

                                                                       Year Ended December 31,
                                               -----------------------------------------------------------------------
                                                        1998                     1997                    1996
                                               -----------------------  ----------------------  ----------------------
                                                                           (in thousands)
Incurred losses and LAE related to:
  Current year  losses.......................                 $19,140                 $19,444                 $16,775
  Prior years  development...................                  (3,463)                 (3,853)                 (1,539)
                                                              -------                 -------                 -------
Total incurred for the year..................                 $15,677                 $15,591                 $15,236
                                                              =======                 =======                 =======

Traditionally, property and casualty insurer results are judged using ratios of losses and underwriting expenses compared to net premiums earned. Following is a summary of these ratios for each period:

                                                          Year Ended December 31,
                                       -------------------------------------------------------------
                                              1998                 1997                 1996
                                       -------------------  -------------------  -------------------
Before Renewal Credits:
  Loss and LAE ratio:
     Current year losses.............                94.0%               124.5%               113.5%
     Prior year losses...............               (17.0)               (24.6)               (10.4)
                                                    -----                -----                -----
  Total Loss and LAE ratio...........                77.0                 99.9                103.1
  Underwriting expense ratio.........                19.0                 18.7                 16.5
                                                    -----                -----                -----
  Combined ratio before Renewal
     Credits.........................                96.0%               118.6%               119.6%
                                                    =====                =====                =====

-------------------------------------
After Renewal Credits:
  Loss and LAE ratio:
     Current year losses.............               103.7%               143.7%               125.6%
     Prior year losses...............               (18.8)               (28.5)               (11.5)
                                                    -----                -----                -----
  Total Loss and LAE ratio...........                84.9                115.2                114.1
  Underwriting expense ratio.........                20.9                 21.6                 18.3
                                                    -----                -----                -----
  Combined ratio after Renewal
     Credits.........................               105.8%               136.8%               132.4%
                                                    =====                =====                =====

Year ended December 31, 1998 compared to year ended December 31, 1997

     Total incurred loss and LAE expense of $15.7 million for year ended December 31, 1998 represented an increase of $86,000, or 1%, compared to $15.6 million incurred for the year ended December 31, 1997. Although NCRIC has noticed a higher severity--reported average claim cost--compared to earlier coverage years, this has been more than offset by a substantially lower frequency--number of claims. The increase in severity noted in 1998 has continued a trend first noted in 1996. According to the August, 1998 Best's Review, this increase in severity has also been observed in other medical professional liability insurers. Consistent with its historical practice, NCRIC has taken a conservative posture in establishing reserves related to the higher severity indications. NCRIC cannot predict the ultimate outcome of these uncertainties.

     The total incurred losses are broken into two components--incurred losses related to the current coverage year and development on prior coverage year losses. Current year incurred losses decreased by $304,000, or 2%, from $19.4 million for the year ended December 31, 1997 to $19.1 million for the year ended December 31, 1998 due to the lower frequency of claims previously described. At the same time, net premiums before renewal credits increased by 30% as also previously described. The loss and LAE ratio reflected these changes, decreasing from 124.5% for the year ended December 31, 1997 to 94.0% for the year ended December 31, 1998.

     NCRIC experienced favorable development on estimated losses for prior years' claims for both years. The favorable loss development related to prior years claims was $3.5 million for the year ended December 31, 1998, and $3.9 million for the year ended December 31, 1997. The total loss and LAE ratio was reduced by 17 points for the year ended December 31, 1998 and 25 points for the
year ended December 31, 1997, as a result of this favorable development.   For
both periods, this favorable development related to the 1993 through 1995 loss years, substantially reduced losses. Prior year development results from the re-estimation and settlement of individual losses not covered by reinsurance, which are generally losses under $500,000.

     The underwriting expense ratio before renewal credits increased from 18.7% for the year ended December 31, 1997 to 19.0% for the year ended December 31, 1998. This increase is reflective of the 32% increase in underwriting expenses offset by a 30% increase in net premiums before renewal credits due to the substantial decrease in reinsurance premiums previously described. Underwriting expenses increased $940,000 from $2.9 million for the year ended December 31, 1997 to $3.9 million for the year ended December 31, 1998. See "Underwriting expenses."

     The combined ratio before renewal credits decreased from 118.6% for the year ended December 31, 1997 to 96.0% for the year ended December 31, 1998. The 30% increase in net premiums before renewal credits previously described, combined with stable incurred losses helped to drive the combined ratio to its lowest level for the 1995 through 1998 period. The GAAP combined ratio before renewal credits for the year ended December 31, 1998 was 96.0% while the statutory combined ratio was 97.7%. Likewise, for the year ended December 31, 1997, the GAAP combined ratio before renewal credits was 118.6% compared to the statutory combined ratio of 119.6%.

     The GAAP combined ratio after renewal credits for the year ended December 31, 1998 of 105.8% improved by 31 points from the combined ratio for the year ended December 31, 1997 of 136.8% due to a 9% decrease in renewal credits as well as the net premium changes already described.

Year ended December 31, 1997 compared to year ended December 31, 1996

     Total incurred loss and LAE expense of $15.6 million for the year ended December 31, 1997 represented an increase of $355,000, or 2%, compared to $15.2 million incurred for the year ended December 31, 1996. The total incurred is broken into two components--incurred losses related to the current coverage year and development on prior coverage year losses.

     Current year incurred losses increased by $2.7 million, or 16%, from $16.8 million for the year ended December 31, 1996 to $19.4 million for the year ended December 31, 1997. This increase was due to a 12% increase in the number of claims reported or "opened" for 1997 as compared to 1996 and due to indications of a higher average claim cost relative to earlier coverage years. The loss and LAE ratio reflected this increase, changing from 113.5% for the year ended December 31, 1996 to 124.5% for the year ended December 31, 1997.

     NCRIC experienced favorable development on expected losses for prior year claims compared to previous estimates in both 1997 and 1996 based on updated loss experience for those prior coverage periods. The favorable loss development related to prior years' claims was $3.9 million for the year ended December 31, 1997 and $1.5 million for the year ended December 31, 1996. The 1997 favorable development was primarily related to the 1993 through 1995 loss years. For the year 1996, favorable development primarily related to the 1994 and 1995 loss years. The total loss and LAE ratio was reduced by 25 points for the year ended December 31, 1997, and 10 points for the year ended December 31, 1996 as a result of this favorable development.

     NCRIC believes that its favorable development has resulted for the most part from the comparatively low number of claims reported for the 1995 through 1996 period, as well as its conservative reserving practice. For 1996, the favorable development related to the immediately preceding coverage years was relatively low by historical standards. In addition, this favorable development was offset by upward adjustment on the claim severities for earlier years and an upward adjustment for tail coverage issued in 1992.

     The underwriting expense ratio before renewal credits increased from 16.5% in 1996 to 18.7% in 1997. The 20% increase in underwriting expenses was only partially offset by the 6% increase in net premiums before renewal credits. Underwriting expenses increased $480,000 from $2.4 million for the year ended December 31, 1996 to $2.9 million for the year ended December 31, 1997. See "Underwriting Expenses."

     The combined ratio before renewal credits decreased from 119.6% for the year ended December 31, 1996 to 118.6% for the year ended December 31, 1997. The 2% increase in incurred loss and LAE expense was more than offset by the 6% increase in net premiums before renewal credits previously described. The GAAP combined ratio before renewal credits for 1997 was 118.6% while the statutory combined ratio was 119.6%. Likewise for 1996, the GAAP combined ratio before renewal credits was 119.6% while the statutory combined ratio was 121.6%.

     The GAAP combined ratio for the year ended December 31, 1997 of 136.8% worsened by 4 points from the combined ratio for the year ended December 31, 1996 of 132.4% primarily due to the 46% increase in renewal credits previously described.


                          -------------------------

                       Loss and loss adjustment expenses
                                   liability

                          -------------------------


The loss and LAE reserve liabilities for unpaid claims as of each period are as follows:

                                                            Year Ended December 31,
                                          ------------------------------------------------------------
                                                 1998                 1997                 1996
                                          -------------------  -------------------  ------------------
                                                                (in thousands)
Liability for:
  Losses................................            $ 60,127             $ 53,661            $ 51,035
  Loss adjustment expenses..............              27,573               21,475              20,171
                                                    --------             --------            --------
                                                    $ 87,700             $ 75,136            $ 71,206
                                                    ========             ========            ========
Reinsurance recoverable on losses.......            $(24,944)            $(17,077)           $(14,679)
                                                    ========             ========            ========

  Losses in the medical professional liability industry can take up to eight to ten years, or occasionally more, to fully settle. Actual amounts are not due from the reinsurers until NCRIC settles a claim.

  NCRIC believes that all of its reinsurance recoverables are collectible. See "Business --Reinsurance" for a discussion of the reinsurance program.


                          -------------------------

                             Underwriting expenses

                          -------------------------

  Salaries and benefits accounted for approximately 20 to 30% of other underwriting expenses; with professional fees, including legal, auditing and directors' fees, accounting for approximately another 30% of the underwriting expenditures. Premium taxes remained level from year to year at approximately 2% of gross premiums written. Starting in 1998, premium taxes related to the change in unearned premiums due to the staggering of renewal dates have been treated as deferred acquisition costs. Guaranty fund assessments are based on industry loss experience, which is not entirely predictable. In 1998, NCRIC began to accrue future guaranty fund assessments related to the current year based on recent years' experience. Prior to 1998, guaranty fund assessments were expensed when paid.

Year ended December 31, 1998 compared to year ended December 31, 1997

  Underwriting expenses increased $940,000, or 32%, from $2.9 million for the year ended December 31, 1997 to $3.9 million for the year ended December 31, 1998. The increase in expenditures was due to a variety of factors, including increases in salary and employee relations costs of $423,000; rent costs of $263,000; and premium taxes of $109,000. Salary and employee relations costs increased due to the continued upgrading of management positions in anticipation of the reorganization. Building rent costs have increased due to the sale of NCRIC's building in 1997. Premium taxes increased due to an increase in written premiums.

Year ended December 31, 1997 compared to year ended December 31, 1996

  Underwriting expenses increased $480,000, or 20%, from $2.4 million for the year ended December 31, 1996 to $2.9 million for the year ended December 31, 1997. The increase in expenditures was due primarily to increases in salary and employee relations costs of $207,000; guaranty fund assessments of $145,000; and legal and auditing fees of $87,000. The increase in salary and employee relations costs is attributable to the upgrading of staff and management positions by NCRIC in marketing, underwriting and accounting. Guaranty fund assessments increased substantially due to payments in 1997 compared to refunds received in 1996.

                          -------------------------

                                 Other expenses

                          -------------------------


Other expenses include expenditures for subsidiary operations which are not directly related to the issuance of medical professional liability insurance, including insurance brokerage, insurance agency and physician services; as well as costs associated with unrelated one-time events like the reorganization.

Year ended December 31, 1998 compared to year ended December 31, 1997

  Other expenses increased $1.2 million, or 179%, from $676,000 for the year ended December 31, 1997 to $1.9 million for the year ended December 31, 1998. The substantial increase was due to $649,000 of legal, accounting and professional fees associated with the reorganization; and $378,000 in expenditures for the management services organization. The management services organization was established in 1997 to provide physicians with a variety of administrative support and other services, but did not have substantive operations until 1998.

Year ended December 31, 1997 compared to year ended December 31, 1996

  Other expenses decreased $252,000, or 27%, from $928,000 for the year ended December 31, 1996 to $676,000 for the year ended December 31, 1997. This decrease is reflective of reduced salary and other operating expenditures in both the insurance brokerage and insurance agency subsidiaries.

                          -------------------------

                              Federal income taxes

                          -------------------------


The effective tax rate for NCRIC is lower than the federal statutory rate principally due to nontaxable investment income.

                                                        Year Ended December 31,
                                   ------------------------------------------------------------------
                                            1998                   1997                  1996
                                   ----------------------  --------------------  --------------------
Federal income tax at statutory
  rates..........................                     34%                   34%                   34%
Tax exempt income, net...........                     (9)                  (42)                   (4)
Dividends received, net..........                     (2)                   (8)                   (6)
Reorganization costs.............                      6                    --                    --
Other, net.......................                      1                     1                    (1)
                                                    ----                  ----                  ----
Federal income tax at effective
                                   =====================   ===================   ===================
  rates..........................                     30%                 (15)%                   23%
                                                    ====                  ====                  ====

NCRIC's net deferred tax assets are created by temporary differences that will result in tax benefits in future years due to the differing treatment of items for tax and financial statement purposes. The primary difference is the requirement to discount or reduce loss reserves for tax purposes because of their long-term nature.

                                                                   Year Ended December 31,
                                         ---------------------------------------------------------------------------
                                                   1998                      1997                     1996
                                         -------------------------  -----------------------  -----------------------
Deferred federal income tax
  asset................................                 $2,742,000               $2,793,000               $3,495,000
                                                        ==========               ==========               ==========

Year ended December 31, 1998 compared to year ended December 31, 1997

          Tax expense for the year ended December 31, 1998 was $1.1 million compared to a $122,000 tax benefit for the year ended December 31, 1997. The Federal corporate income tax rate of 34% was reduced to an effective tax benefit rate of 15% for the year ended December 31, 1997 due to tax-exempt income and nontaxable dividends received. The effective rate was 30% for the year ended December 31, 1998. This increase in federal income tax is reflective of the increased income before income tax for the period.

Year ended December 31, 1997 compared to year ended December 31, 1996

          The tax benefit for the year ended December 31, 1997 was $122,000, compared to a tax expense of $303,000 for the year ended December 31, 1996. The Federal corporate income tax rate of 34% was reduced to an effective rate of 23% for 1996 due to tax-exempt income and nontaxable dividends received. The 15% tax benefit rate for 1997 was achieved primarily due to a 42 point reduction to the 34% Federal tax income tax rate due to the exclusion of tax-exempt income, as well as an 8 point reduction due to nontaxable dividends received.

Financial condition, liquidity and capital resources

          NCRIC Group

          Financial condition and capital resources. NCRIC Group is a stock holding company whose operations and assets primarily consist of its ownership of NCRIC, Inc. and other subsidiaries. In addition, as a result of the reorganization, NCRIC Group has greater access to the capital markets. This allows NCRIC Group to assist its subsidiaries in their efforts to compete effectively and create long-term growth. As a part of this strategy, NCRIC Group may seek to take advantage of acquisition opportunities and alternative financing.

     On January 4, 1999, Sequoia National Bank approved a loan to NCRIC Group in the amount of $2,200,000 at an annual interest rate of prime + 3/4 of a percentage point to finance the acquisition of HealthCare Consulting, Inc. and HCI Ventures, LLC and the assets of Employee Benefits Services, Inc.. The loan is secured by all of the stock of HealthCare Consulting, Inc., as well as its receivables; and an assignment of the membership interests of HCI Ventures, LLC. In connection with the loan, NCRIC, Inc. is required to covenant to pay dividends to NCRIC Group, subject to regulatory limits, to service the loan if the combined cash flow of NCRIC Group and NCRIC MSO is inadequate to service the loan.

          Liquidity. Liquidity is a measure of an entity's ability to secure enough cash to meet its contractual obligations and operating needs. NCRIC Group's cash flow from operations will consist of dividends from subsidiaries, if declared and paid, and other permissible payments from its subsidiaries, offset by fees paid to NCRIC, Inc., for management services and other expenses. NCRIC Group intends to rely primarily on this cash flow from NCRIC, Inc. to pay dividends on its common stock, if any. The amount of future cash flow available to NCRIC Group may be influenced by a variety of factors, including NCRIC, Inc.'s financial results and regulation by the District of Columbia Department of Insurance and Securities Regulation.

          The payment of dividends to NCRIC Group by NCRIC, Inc. is subject to limitations imposed by the District of Columbia Holding Company System Act of 1993. Under the DC Holding Company Act, NCRIC, Inc. must seek prior approval from the Commissioner to pay any dividend which, combined with other dividends made within the preceding 12 months, exceeds the lesser of (A) 10% of the surplus at the end of the prior year or (B) the prior year's net income excluding realized capital gains. Net income, excluding realized capital gains, for the 2 years preceding the current year is carried forward for purposes of the calculation to the extent not paid in dividends. The law also requires that an insurer's statutory surplus following a dividend or other distribution be reasonable in relation to the insurer's outstanding liabilities and adequate to meet its financial needs. The District of Columbia permits the payment of dividends only out of unassigned statutory surplus. Using these criteria, as of the date of reorganization NCRIC, Inc. would have had available approximately $2.4 million of unassigned statutory surplus available for dividends.

          Subsidiaries of NCRIC Group

          Liquidity. The primary sources of NCRIC subsidiaries' liquidity are insurance premiums, net investment income, recoveries from reinsurers and proceeds from the maturity or sale of invested assets. Funds are used to pay claims, LAE, operating expenses, reinsurance premiums and taxes; and to purchase investments.

          NCRIC subsidiaries had positive cash flow from operations for years ended December 31, 1998, 1997 and 1996. Cash provided by operating activities of NCRIC subsidiaries was $3.0 million in 1998, $1.6 million in 1997 and $5.3 million in 1996. The $1.4 million of increased cash flow in 1998 compared to 1997 resulted from $1.1 million of additional premiums collected and a $3.5 million reduction in losses and LAE paid; reduced by $2.8 million of increased underwriting and other expenses and $700,000 of Federal income taxes paid. The $3.7 million decrease in cash flow in 1997 compared to 1996 was primarily due to $2.1 million of additional discounts given to renewing policyholders, a $1.4 million increase in the swing-rated deposit premium advanced to the reinsurers, and a $653,000 increase in renewal credit dividends to policyholders; net of a $1.1 million increase in premiums collected. Because of the long-term nature of both the payment of claims and the settlement of swing-rated reinsurance premiums due to the reinsurers, cash from operations for a medical professional liability insurer like NCRIC, Inc. can vary substantially from year to year.

          In addition to the positive cash generated from operations, NCRIC, Inc. sold its building in 1997. The $1.2 million net proceeds were invested in the securities portfolio.

          Financial condition and capital resources. NCRIC subsidiaries invest their positive cash flow from operations primarily in investment grade, fixed maturity securities. As of December 31, 1998, the carrying value of NCRIC subsidiaries' securities portfolio was $96.3 million, compared to a carrying value of $94.4 million at December 31, 1997, and $89.6 million at December 31, 1996. The portfolios were invested as follows:

                                                              At December 31,
                                      ----------------------------------------------------------------
                                              1998                  1997                  1996
                                      ---------------------  -------------------  --------------------
U.S. Government and agencies........                    25%                  30%                   22%
Mortgage-backed securities..........                    28                   25                    35
Tax-exempt securities...............                    21                   22                    22
Corporate bonds and preferred
  stocks............................                    26                   23                    21

      Over 76% of the portfolio at December 31, 1998 was invested in US Government/agency securities or has a rating of AAA or AA. For regulatory purposes, 99% of the securities portfolio is rated "Class 1" for all periods presented, which is the highest quality rated group as classified by the NAIC.

      NCRIC subsidiaries believe that all of their fixed maturity securities are readily marketable. Investment duration is closely monitored to provide adequate cash flow to meet operational and maturing liability needs. Asset and liability modeling, including sensitivity analyses and cash flow testing, are performed on a regular basis.

      NCRIC subsidiaries have no corporate debt. The $2.5 million line of credit available as of December 31, 1998 is restricted to working capital for claim settlements. The line of credit is unsecured and renewable annually.
NCRIC subsidiaries have not drawn down on this facility.   As of December 31,
1998, NCRIC subsidiaries have no material commitments for capital expenditures. NCRIC Group and its subsidiaries are required to pay aggregate salaries in the amount of $975,000 to six persons under employment agreements.

      The equity of NCRIC subsidiaries was $31.0 million at December 31, 1998, $27.5 million at December 31, 1997, and $25.4 million at December 31, 1996. The $3.5 million increase for the year ended December 31, 1998 was due to $2.5 million of net income and $1.2 million of unrealized appreciation net of tax in the investment portfolio, net of a $250,000 dividend. The $2.1 million increase for the year ended December 31, 1997 was due to $959,000 of net income in 1997, as well as an unrealized appreciation net of tax in the investment portfolio of $1.1 million. The decrease in equity for the year ended December 31, 1996 resulted from $991,000 of net income in 1996, offset by unrealized investment losses of $1.4 million.

Effects of inflation and interest rate changes

      The primary effect of inflation on NCRIC is in estimating reserves for unpaid losses and LAE for medical professional liability claims in which there is a long period between reporting and settlement. The rate of inflation for malpractice claim settlements can substantially exceed the general rate of inflation. The actual effect of inflation on NCRIC's results cannot be conclusively known until claims are ultimately settled. Based on actual results to date, NCRIC believes that loss and LAE reserve levels and NCRIC's ratemaking process adequately incorporate the effects of inflation.

      Interest rate changes expose NCRIC to a market risk on its investment portfolio. This market risk is the potential for financial losses due to the decrease in the value or price of an asset resulting from broad movements in prices, such as interest rates. In general, the market value of NCRIC's fixed maturity portfolio increases or decreases in an inverse relationship with fluctuation in interest rates. In addition, NCRIC's net investment income increases or decreases in a direct relationship with interest rate changes on monies re-invested from maturing securities and investments of positive cash flow from operating activities.

Year 2000 issues

      Many hardware computer systems and software computer programs were designed to accommodate only two-digit fields to represent a given year; for example, "98" represents 1998. The computer hardware and software automatically understands the two-digit indicator to be associated with the twentieth century and assigns the first two digits as "19." This design results in the inability of these computer systems to recognize post-twentieth century dates and to properly accept, process or display information related to the next century. If not corrected, this could result in system or electronic equipment failures, or miscalculations causing disruption of NCRIC's business operations.

      NCRIC's overall compliance initiatives have included the assignment of a task force to provide an assessment of NCRIC's exposure to the Year 2000 issues. The comprehensive program to address each aspect of the Year 2000 issues has included an assessment of all critical business systems; remediation or upgrading of critical systems; implementation of modified and updated systems; testing of both modified and updated systems as well as integrated systems testing; and contingency planning. The study has included an evaluation of both NCRIC's internal hardware and software systems, as well as exposure from service providers, brokers and other external business partners.

      NCRIC has completed an assessment of all of its critical internal hardware and software systems. Internal computer hardware has been determined to be Year 2000 compliant based on manufacturers' representations. Software systems that are not Year 2000 compliant are in the process of being upgraded through updates supplied by the vendors; being replaced by new systems; or being brought into compliance through the remediation efforts of outside vendors under NCRIC's direction. Specifically, NCRIC's computer systems and application software that relate to policy administration, billing and claims are Year 2000 compliant. Office automation software programs that are not Year 2000 compliant will be replaced during 1999.

      For those systems which are in compliance, NCRIC has successfully completed stand-alone testing. During 1999, NCRIC will complete testing of those systems which are in the process of being modified. In addition, while most of NCRIC's computer hardware, software, telecommunications and desktop applications operate as stand-alone systems, there is some level of interdependency among the systems. NCRIC intends to complete full-scope integrated systems testing during 1999. NCRIC has begun to contact its outside vendors and critical business partners concerning their Year 2000 compliance efforts. This process will be completed in mid 1999.

      NCRIC estimates that it has incurred internal and external costs associated with the Year 2000 effort of approximately $15,000 and $36,000 for the years ended December 31, 1998 and December 31, 1997. No expenditures were incurred for the year ended December 31, 1996. NCRIC anticipates incurring internal and external costs of approximately $15,000 during 1999.

      Although there can be no assurances, NCRIC believes that its internal operations will be sufficiently compliant that the Year 2000 issues should not cause a material disruption in its business. Despite these efforts, there can be no guarantee that the systems of other companies on which NCRIC relies will be Year 2000 compliant. Any failure associated with this non-compliance could have a material effect on NCRIC. While NCRIC believes that the Year 2000 issues will not cause an adverse effect on its ability to conduct its operations, it has begun to explore various contingency plans in order to complete the most critical aspects of its business operations in the event of any failures in the remediation efforts.

Federal income tax matters

      For tax years prior to the subscription, community and syndicated community offerings, National Capital Reciprocal Insurance Company filed a consolidated United States Federal income tax return with its subsidiaries. For tax years after the subscription, community and syndicated community offerings, NCRIC will not file as part of a consolidated United States Federal income tax return with NCRIC, A Mutual Holding Company or NCRIC Holdings because NCRIC, A Mutual Holding Company and NCRIC Holdings will own directly and indirectly less than 80% of the outstanding shares of NCRIC Group. Tax years 1995, 1996 and 1997 are open but not currently under audit.

Regulatory matters

      NAIC statutory accounting codification. The National Association of Insurance Commissioners or NAIC is an association of the insurance regulators of all 50 states and the District of Columbia. The NAIC is currently in the process of codifying statutory accounting practices, which are the accounting rules and guidelines prescribed or permitted by the state insurance regulators. Prescribed statutory accounting practices include state laws, regulations and NAIC guidelines. Permitted statutory accounting practices encompass all accounting practices that are not prescribed; permitted statutory accounting practices may differ from state to state and company to company. This project is intended to re-examine current statutory accounting practices and to ensure uniform accounting treatment from a regulatory standpoint. The accounting mandated by the codification is expected to apply commencing January 1, 2001, and is likely to result in changes to current accounting treatments permitted by state regulators. Any statutory accounting changes mandated as a result of this codification will not have an effect on the financial statements prepared in accordance with GAAP, which have been included in this document and filed with the Securities and Exchange Commission.

      NAIC IRIS ratios. The NAIC Insurance Regulatory Information System or "IRIS," is an early warning system that is primarily intended to be utilized by the state and District of Columbia insurance department regulators to assist in their review and oversight of the financial condition and results of operations of insurance companies operating in their respective jurisdictions. IRIS is a ratio analysis system that is administered by the NAIC. The NAIC provides the state and District of Columbia insurance department regulators with ratio reports for each insurer within their jurisdiction based on standardized annual financial statements submitted by the insurers. IRIS identifies 12 ratios to be analyzed for a property-casualty insurer, and specifies a range of values for each of these ratios. The ratios address various aspects of each insurer's financial condition and stability including profitability, liquidity, reserve adequacy and overall analytical ratios. Departure from the "usual range" of a ratio may require the submission of an explanation to the state or District of Columbia insurance regulator. Departure from the usual range on four or more ratios may lead to increased regulatory oversight.

      For 1996, 1997 and 1998, National Capital Reciprocal Insurance Company was outside the usual range on the ratio of estimated current reserve deficiency to surplus. This ratio provides an estimate of the adequacy of loss reserves maintained based on the change in net premiums from year to year. This ratio fell outside the usual range for both years due to a change in National Capital Reciprocal Insurance Company's net premiums written, which takes into account premiums ceded under the reinsurance program. Due to favorable loss development, the previously estimated swing rated reinsurance premium due from prior years was reduced. In addition, the maximum premium rate due under the reinsurance program was reduced in 1997 and again in 1998. This premium ceded reduction resulted in an inappropriate indication of inadequate reserves. In addition, for 1996 and 1998, the change in net writings or net premiums written, ratio was out of the usual range of values. This again was due to the reduction in reinsurance premiums. National Capital Reciprocal Insurance Company was within or favorably exceeded the usual range for the remainder of the IRIS ratios.

      NAIC risk-based capital. The NAIC has established a methodology for assessing the adequacy of each insurer's capital position based on the level of statutory surplus and an evaluation of the risks in the insurer's product mix and investment portfolio profile. This risk-based capital or "RBC" formula is designed to allow state and District of Columbia insurance regulators to identify potentially under-capitalized companies. For property-casualty insurers, the formula takes into account risks related to the insurer's assets-- including risks related to its investment portfolio--and the insurer's liabilities--including risks related to the adverse development of coverages underwritten. The RBC rules provide for different levels of regulatory attention depending on the ratio of the insurer's total adjusted capital to the "authorized control level" of RBC. For all periods presented, NCRIC's and Commonwealth Medical Liability Insurance Company's total adjusted capital levels were significantly in excess of the authorized control level of RBC. Management believes that the RBC levels will be significantly in excess of the authorized control level of RBC as of the closing of the subscription, community and syndicated community offerings. As a result, the RBC requirements are not expected to have an impact upon NCRIC's operations. Following is a presentation of the total adjusted capital for NCRIC and Commonwealth Medical Liability Insurance Company compared to the authorized control level of RBC:

                                    Authorized Control Level
                                       Risk-based Capital              Total Adjusted Capital
                                --------------------------------  --------------------------------
                                     NCRIC             CML             NCRIC             CML
                                ---------------  ---------------  ---------------  ---------------
                                                         (in millions)
December 31, 1998............              $4.5            $0.15            $24.1             $5.0
             1997............               3.7             0.14             23.2              4.9
             1996............               3.8             0.12             22.4              5.3

                                   BUSINESS

NCRIC Group

      NCRIC Group is a holding company which owns NCRIC, Inc., a medical professional liability insurance company, and NCRIC MSO, Inc., a physician practice management and financial services company. NCRIC, Inc.'s and NCRIC MSO's principal operations are in the District of Columbia, Maryland and Virginia.

Medical professional liability insurance

      NCRIC, Inc. is a medical professional liability insurance company servicing healthcare providers in the District of Columbia and Maryland. NCRIC, Inc.'s wholly-owned subsidiary, Commonwealth Medical Liability Insurance Company, sells medical professional liability insurance to healthcare providers in Virginia. Commonwealth has recently been licensed to sell medical professional liability insurance in West Virginia and Delaware, but to date no sales have occurred in either jurisdiction. Created by District of Columbia physicians in 1980 when medical professional liability insurance was either unavailable or prohibitively expensive, NCRIC has provided high quality insurance products to its insureds in the District of Columbia metropolitan area, a legal jurisdiction which has rejected tort reform and has the highest cumulative average medical professional liability jury awards of any jurisdiction in the United States. NCRIC, Inc.'s success rests, among other factors, on its ability to successfully litigate claims, reduce its insured's loss exposure through effective risk management and provide its insureds with individualized service. Recognizing the value of NCRIC's insurance products, 98% of NCRIC's insureds renewed their policies in 1998. NCRIC believes that it successfully managed the medical professional liability insurance crisis of the early 1980's and has prospered since through a combination of physician governance and professional management expertise.

      Over the past three years, NCRIC has distributed a customer satisfaction survey. In 1998, 62% of NCRIC's insureds responded to the survey and 92% of those who responded indicated that they were "always pleased" or "almost always pleased" with NCRIC's service. Comparable ratings for 1998 and 1997 were 92% and 91%.

      According to A.M. Best, in 1997 44% of the direct premiums written for physician and hospital professional liability insurance in the District of Columbia were written by NCRIC. In addition, during the year ended December 31, 1998, NCRIC generated 10% of its premiums in Maryland and Virginia. NCRIC's market share is less than 2% in each of these markets. As of December 31, 1998, NCRIC had approximately 1,200 medical professional liability policies outstanding in all of its markets. The majority of NCRIC's premiums are generated from individual and small-group practices, but it also has risk sharing programs with groups of physicians sponsored by metropolitan Washington, D.C. area hospitals. NCRIC primarily markets its products directly to its physician clients. NCRIC also markets its products through independent brokers and agents who currently produce less than 2% of its direct premiums written.

      Medical professional liability insurance insures the physician or other healthcare provider against liabilities arising from the rendering of, or failure to render, professional medical services. NCRIC's policies are written on a claims-made basis and include legal defense against asserted professional liability claims.

      Our direct insurance premiums written and net income were $17.9 million and $959,000 for the year ended December 31, 1997 and were $19.2 million and $2.5 million for the year ended December 31, 1998. As of December 31, 1998, NCRIC Group had $134.3 million in total assets and $31.0 million of total equity. Our historic results of operations may not be indicative of future operations. The operating results of medical professional liability insurers are subject to significant fluctuation which can result in net losses due to a number of factors, including:

      .     adverse claims experience;

      .     judicial trends;

      .     changes in the investment and interest rate environment; and

      .     general economic conditions.

      NCRIC believes it can best leverage its strengths and appeal to customers by maintaining conservatism in its financial accounts. In line with this philosophy, as of December 31, 1998, NCRIC has established, on a gross basis, $87.7 million in loss reserves. NCRIC believes that its loss reserves are adequate to meet losses. NCRIC's conservative estimation of loss reserves is demonstrated by its favorable loss developments in each year since 1990. These favorable loss developments have contributed significantly to NCRIC's reported earnings.

Practice management and financial services

      We believe that by developing a practice management and financial services business we will be able to diversify our operations while solidifying the already strong relationship NCRIC has with its existing insureds. If we successfully diversify into practice management and financial services, we will both increase our profits and provide NCRIC with an additional market for its core insurance products. NCRIC MSO was established in 1997 as our vehicle to provide practice management and financial services to physicians. NCRIC MSO's business strategy is to develop a range of practice management services which will give physicians the management expertise they need to conduct their practices without requiring them to relinquish ownership or control of their practices. NCRIC MSO intends to be a partner whom physicians can rely on to understand their problems and who has the foresight to develop services to fit their needs. In order to substantially accelerate its entry into the practice management, financial services and employee benefits markets, NCRIC MSO acquired HealthCare Consulting, HCI Ventures and Employee Benefits Services. Since the acquisition, NCRIC MSO has been doing business as HealthCare Consulting. On March 31, 1999, HealthCare Consulting merged into NCRIC MSO.

Other NCRIC Group subsidiaries

      In addition to our medical professional liability insurance and practice management and financial services operations, we have a Virginia insurance subsidiary, a reinsurance brokerage operation, an insurance agency, and a physicians organization.

      Commonwealth Medical Insurance Liability Company, a wholly-owned subsidiary of NCRIC, Inc., provides medical professional liability insurance in Virginia and other jurisdictions. Commonwealth Medical Insurance Liability Company was formed in 1989 and started writing policies in Virginia in 1991. Currently, Commonwealth Medical Insurance Liability Company is licensed to write policies in the District of Columbia, Virginia, Maryland, Delaware and West Virginia. Commonwealth Medical Insurance Liability Company's policies closely resemble NCRIC's policies except that insureds of Commonwealth Medical Insurance Liability Company do not become members of NCRIC, A Mutual Holding Company.

      National Capital Insurance Brokerage, Inc., a wholly-owned subsidiary of NCRIC, Inc., was formed in 1984 to serve as NCRIC's domestic reinsurance broker. National Capital Insurance Brokerage, Inc. has retained commission income which would otherwise have been paid to outside reinsurance brokers. This income has been used by NCRIC to offset other operating expenses. National Capital Insurance Brokerage, Inc. has also played a critical role in restructuring NCRIC's reinsurance program to provide effective and comprehensive reinsurance coverage without reducing NCRIC's profitability. In 1996, National Capital Insurance Brokerage, Inc. conducted a thorough analysis of NCRIC's reinsurance program. As a result of this review and internal efforts undertaken by NCRIC, NCRIC significantly reduced its current and future reinsurance costs.

      In 1989, NCRIC Insurance Agency, a wholly-owned subsidiary of NCRIC, Inc., acquired the life, health and disability insurance businesses of Medical Society Services, Inc. In 1992, NCRIC Insurance Agency also began offering property and casualty products. NCRIC Insurance Agency had commission income of $88,268 in 1998 compared to $106,529 in 1997. NCRIC Insurance Agency's reduced income resulted from its limited success in developing new commission income and costs associated with a health insurance program it established in 1989. NCRIC Insurance Agency offers its products in the same markets as NCRIC. As an insurance agent, NCRIC Insurance Agency receives commissions for business it places for sponsored insurance companies. NCRIC Insurance Agency markets insurance products not underwritten by NCRIC. This permits NCRIC's core insureds to obtain a wider range of insurance products through NCRIC. NCRIC Insurance Agency's success to date has been modest.

      NCRIC Physicians Organization, Inc., a wholly-owned subsidiary of NCRIC MSO, manages a coalition of physicians working with hospitals and ancillary healthcare providers which contract with managed care payers as an exclusive healthcare provider network. NCRIC Physicians Organization began with approximately 600 physicians in 1994 and currently is, we believe, the only physician-governed healthcare provider network in the Washington, D.C. metropolitan area, with 1,800 physicians. Approximately 600 of NCRIC Physicians Organization's members are insureds of NCRIC. NCRIC Physicians Organization achieved its 1998 growth through alliances with two major area networks, Suburban Hospital PHO and

Dimensions Health Network, which added 600 new physicians. NCRIC Physicians Organization has established two fee-for-service contracts with area payers, has formed alliances with other provider networks which have added seven additional fee-for-service contracts in 1998 and continues to work on achieving the goals it set for itself when it was organized. NCRIC Physicians Organization also has a contract with NYLCare of the Mid Atlantic Region which resulted in its physicians becoming NYLCare providers entitled to receive a fee-for-service payment for treating insureds of NYLCare's preferred provider organization. A preferred provider organization is an affiliation of healthcare providers who deliver services only through fee-for-service arrangements. This contract resulted in more than 2,000 patient encounters and $550,000 in provider billing to physicians within NCRIC Physicians Organization in 1997. NCRIC Physicians Organization does not derive any revenues from the NYLCare contract.

Current healthcare environment

      The greatest challenge to physicians in the current healthcare marketplace is that physician revenues are declining, while the cost of delivery of medical services is rising. Since the early 1990's, health insurance companies and other third party payers, including the federal and state governments through Medicare and Medicaid, have increasingly favored a "managed care" form of reimbursement. Third party payers believe that managed care plans will result in lower healthcare costs because the managed care plan, rather than physicians, manage the delivery of healthcare services. Instead of a traditional fee-for-service payment structure, managed care generally requires the physician to provide medical services to potential clients at a significantly reduced reimbursement rate or for a fixed capitation payment, with the physician bearing the risk that the actual costs of medical services to individual groups of patients will exceed the capitation payment.

      An early response to managed care was the decision of national physician practice management companies or PPMCs, local hospital systems and health management organizations or HMOs to acquire numerous independent physician practices and form one large group under common ownership. Management believes that many PPMC and HMO acquisitions have failed due to the unwillingness of physicians to remain employees of practices they no longer controlled. Unsuccessful corporate restructuring by local hospital systems has resulted in additional failures. Many local hospital systems are currently attempting to control losses by divesting themselves of unprofitable physician practices.

      We believe that acquisitions of physicians' practices across divergent marketplaces prevented the larger groups from being closely integrated in any local market, an essential component of a successful medical practice. In addition, significant administrative fees and other costs were often imposed on acquired practices which were already facing revenue and expense constraints prior to being acquired. Conflicting goals on how physician services should be delivered frequently caused physicians to terminate their employment with the PPMC.

      Despite the inability of some PPMCs, local hospital systems and HMOs to operate profitably, managed care will continue to profoundly affect the practice of medicine. Solo and small group practitioners, in particular, may have difficulty surviving in the managed care healthcare environment, unless they can pool their resources to economically obtain the management expertise and resources necessary to reduce costs and remain profitable. Medical professional liability insurance costs are among the costs that physicians will seek to reduce. We anticipate that the stronger bargaining power of a group of physicians will enable these physicians to negotiate lower premium rates, thus reducing NCRIC's premium income. NCRIC intends to offset potential lower premium income from its traditional professional medical liability insurance products by providing products and services that appeal to the larger groups including:

      .     creating new risk sharing structures for larger groups;

      . managing the risks of the larger groups as one risk versus separate risks;

      . providing claims and risk management services independently of its core insurance products on a fee basis; and

      .     offering insurance-related products for managed care exposure.

We have already begun implementing this strategy by entering into risk sharing arrangements with and providing risk management services to large groups of physicians sponsored by metropolitan Washington, D.C. hospitals. We wish to assist independent physicians to remain independent and financially successful. We do not intend to adopt the PPMC model of purchasing physician practices.

Our vision

      We intend to become a healthcare financial services organization which provides individual physicians and groups of physicians with economical high quality medical professional liability insurance and the practice management and financial services necessary for them to succeed in the managed care healthcare environment. We believe that we are well positioned to accomplish these goals because we have a loyal policyholder base to build upon and anticipate raising new capital in the subscription, community and syndicated community offerings. The HealthCare Consulting acquisition substantially enhances our ability to provide independent physicians with essential practice management expertise.

      The current direct channels of distribution and the strong retention of clients by NCRIC and HealthCare Consulting will assist us in cross-selling our expanded range of services and products. NCRIC will sell its medical professional liability products and services to some of HealthCare Consulting's and its affiliates' approximately 1,100 physician clients which will expand NCRIC's geographic coverage area. Since the HealthCare Consulting acquisition closed on January 4, 1999, NCRIC has sold 8 medical malpractice insurance policies to clients of HealthCare Consulting and has provided quotes for an additional 33 policies. The HealthCare Consulting acquisition will also permit NCRIC to provide practice management and employee benefit services to its approximately 1,200 physician insureds. Together with the approximately 1,200 members of NCRIC Physicians Organization who are not insured by NCRIC since the completion of the HealthCare Consulting acquisition, we provide products and services to approximately 3,000 physicians.

Core insurance products

      NCRIC underwrites medical professional and office premises liability policy coverages for physicians, physician medical groups and clinics, managed care organizations and other providers in the healthcare industry. NCRIC currently issues policies on a claims-made basis. Claims-made policies provide coverage to the policyholder for claims occurring and reported during the period of coverage. NCRIC also offers prior acts insurance coverage to new insureds, subject to the new insureds' meeting NCRIC's underwriting criteria. This coverage extends the effective date of claims-made policies to designated periods prior to the physician's becoming an insured of NCRIC. Insureds are insured continuously while their claims-made policy is in force.

      Physician and medical group liability. NCRIC offers separate policy forms for physicians who are solo practitioners and for those who practice as part of a medical group or clinic. The policy issued to solo practitioners includes coverage for professional liability that arises in the medical practice and also for a number of "premises" liabilities that may arise in the non-professional operations of the medical practice, like slip and fall accidents. The professional liability insurance for solo practitioners and for medical groups provides protection against the legal liability of the insureds for injury caused by or as a result of the performance of patient treatment, failure to treat and failure to diagnose and related types of malpractice.

      Policy limits. NCRIC offers limits of insurance up to $5 million per claim, with up to a $7 million aggregate policy limit for all claims reported for each calendar year or other 12-month policy period. The most common limit is $1 million per claim, subject to a $3 million aggregate policy limit. Higher limits and excess coverage can also be written in conjunction with special reinsurance arrangements.

      Reporting endorsements. Reporting endorsements are offered for physicians terminating their policies with NCRIC. This coverage extends the period indefinitely for reporting future claims resulting from incidents occurring while a claims-made policy was in effect. The price of the reporting endorsement coverage is based on the length of time the insured has been covered by NCRIC. NCRIC provides free reporting endorsement coverage for insured physicians who die or become disabled so that they cannot practice their specialty during the coverage period of the policy and those who have been insured by NCRIC for at least five consecutive years, attain the age of 55 and retire completely from the practice of medicine.

      PracticeGuard. NCRIC has established a limited defense reimbursement benefit for proceedings by governmental disciplinary boards. NCRIC provides this coverage to its insureds automatically without a surcharge. PracticeGuard provides legal counsel to defend licensure actions brought by the District of Columbia or a State Medical Licensing Board, actions involving medical staff credentialing committees, actions to remove physicians from participation in a managed care plan and actions to limit participation in government programs like Medicare and Medicaid.

      Managed care organization errors and omissions. NCRIC has recently introduced a policy for managed care organizations that provides coverage for liability arising from the errors and omissions in managed care operations, for the vicarious liability of a managed care organization for the acts or omissions of non-employed physician providers and for liability of directors and officers of a managed care organization. These policies are issued on a claims-made basis. The annual aggregate limits of coverage under the current managed care organization policies issued by NCRIC are currently $2 million. Through NCRIC's reinsurance arrangements, it has the capacity to write managed care organization policies with aggregate limits of up to $10 million. Managed care organization policies were not a significant source of revenue in 1998.

      Program for physicians who do not meet usual underwriting standards. NCRIC also has a program for physicians who do not meet some of NCRIC's usual underwriting standards. NCRIC carefully evaluates the additional risk it assumes when it insures these physicians. A surcharge is applied to the premiums of these physicians to compensate NCRIC for the higher level of risk NCRIC is assuming. NCRIC monitors the activities of these insureds more closely than those of its other insureds and attempts to rehabilitate these insureds through risk management training. This program was not a significant source of revenue in 1998.

      Direct premiums. The following table summarizes NCRIC's physician and medical group professional liability direct annual premiums under policies in effect as of April 7, 1999.

                                               Direct Premiums   Percentage of
Group Size                                         Written          Total
----------                                     ---------------   -------------
                                               (in thousands)
Solo practitioner physicians .................    $ 7,676           40.2%
Groups with two physicians ...................      1,194            6.2
Groups with three or more physicians .........      5,108           26.7
Sponsored Programs, including risk sharing ...      5,132           26.9
                                                  -------          -----
        Total ................................    $19,110          100.0%
                                                  =======          =====

      Occurrence basis policies. Until July 1, 1986, NCRIC issued policies on an occurrence basis. Occurrence policies provide coverage to the policyholder for all losses incurred during the policy year regardless of when the claims are reported. As of December 31, 1998, NCRIC has loss and LAE reserves in the amount of $7.7 million in connection with its potential liability under occurrence policies.

Maintenance and expansion of core insurance products

      NCRIC's future success rests on its ability to ensure that its core insurance products continue to meet the needs of existing insureds and other healthcare providers. Growth and retention of NCRIC's core insurance business in a managed care environment will be sought through expanding NCRIC's relationship with larger groups of physicians and developing appropriate risk financing vehicles for larger groups. The key elements of NCRIC's strategy to compete effectively and create profitable long-term growth for its core insurance products are the following:

      Maintain its strong franchise or close relationship with the District of Columbia metropolitan area medical community. National Capital Reciprocal Insurance Company was founded in 1980 with the strong support of the Medical Society of the District of Columbia and the District of Columbia's physicians. NCRIC maintains the exclusive endorsement of the Medical Society of the District of Columbia, as well as that of the Virginia-based Arlington County Medical Society. NCRIC's endorsement agreement with the Medical Society of the District of Columbia requires NCRIC, A Mutual Holding Company to reserve a seat on its board of directors for an individual nominated by the Medical Society of the District of Columbia. NCRIC plans to increase its direct business activity in its core markets by implementing a joint marketing plan with the Medical Society of the District of Columbia and other metropolitan area medical societies.

      NCRIC has set a target of at least a 95% annual retention rate for its core insurance business in the future. The articles of incorporation of NCRIC, A Mutual Holding Company and NCRIC, Inc. require that at least two-thirds of the members of their respective boards of directors be physicians. This direct involvement of physicians enables NCRIC to better understand medical practice patterns, claims, customer needs and other relevant matters. It also strengthens NCRIC's ties with the physician community.

      Enhance insurance product offerings to increase sales and strengthen ties with physicians. NCRIC has developed other insurance products in addition to its core medical professional liability insurance offerings. These products include comprehensive premises liability coverage for medical offices and NCRIC PracticeGuard.

      New products. NCRIC's current new product initiatives include expanding its dental professional liability offerings and providing claims and risk management services independently of its core insurance on an "unbundled" basis. Dental professional liability insurance policies will insure the dentist against liabilities arising from the rendering of, or failure to render, professional dental services. Policies will also include coverage for a dentist's office and equipment. NCRIC's goal is to provide dentists with comprehensive insurance coverage for their practices. NCRIC's dental policies will be offered through direct selling by NCRIC and through brokers and agents. If NCRIC expands into areas where it is inexperienced, NCRIC will have to attract and retain qualified personnel. Competition for qualified personnel may be intense, and NCRIC may be unable to attract and retain qualified persons.

      Expand geographically. NCRIC intends to leverage off of its strong franchise in the District of Columbia area and its extensive claims and risk management expertise to expand into nearby states. It has recently expanded into Virginia and Maryland. According to A.M. Best, in 1997, these states, together with West Virginia and Delaware where NCRIC has recently been licensed, produced $275 million in medical professional liability direct premiums written. NCRIC is also pursuing potential expansion opportunities in other Mid-Atlantic states.

      Grow through strategic acquisitions. NCRIC believes that consolidation will continue in the medical professional liability insurance industry. This may give rise to opportunities for NCRIC to make strategic acquisitions to expand its business, product offerings and geographic scope. As a result of the reorganization, NCRIC is better positioned to make acquisitions, since it has greater access to capital and can issue stock in connection with an acquisition. In addition,

NCRIC intends to diversify into other healthcare-related enterprises through strategic acquisitions like the HealthCare Consulting acquisition. NCRIC may be unable to acquire other medical professional liability insurers or other physician practice management companies. An unsuccessful or poorly performing acquisition could have a material adverse effect on NCRIC's business or financial results. NCRIC has no current acquisition plans.

      Brokers and agents. NCRIC must develop distribution channels in its new markets and for its new products. This will increase NCRIC's dependence on insurance brokers and other intermediaries. There is also a possibility that brokers and other intermediaries will be unwilling to offer NCRIC's products or that they will only do so if NCRIC contractually agrees not to directly market NCRIC's policies to clients of the insurance broker.

      Maintain conservative balance sheet and strong ratings. Management believes that existing and prospective clients evaluate, among other factors, the financial strength of NCRIC in any decision regarding the purchase of medical liability coverage.

      Use legal and risk management expertise to vigorously reduce loss costs. NCRIC's experience with, commitment to and focus on medical professional liability insurance for 18 years has allowed it to develop strong knowledge of the local healthcare and legal environments and to build an extensive database of medical professional liability claims experience. NCRIC uses this expertise to select and price risks, to provide risk management services to prevent or reduce the severity of losses and to aggressively defend against unjustified claims or excessive settlement demands.

      Build on direct distribution by adding sales from broker/agent channel. NCRIC's traditional direct distribution in the District of Columbia has held down expenses and provided closer ties to its insureds than is usually obtained through an intermediary. Direct distribution provided 98% of NCRIC's renewal premiums in 1998. Of premiums received from new insureds, 85% were obtained through direct distribution and 15% through brokers and independent agents. NCRIC believes it can further improve new business through greater use of brokers and independent agents, both in connection with geographic expansion and in marketing to larger healthcare providers. To this end, NCRIC intends to develop relationships with selected brokers who have demonstrated expertise in the medical professional liability insurance market.

HealthCare Consulting acquisition

      After a lengthy search for a partner who shared its vision, on December 1, 1997 NCRIC MSO entered into a joint venture with HealthCare Consulting to provide practice management services to its insureds. Critical to the selection of HealthCare Consulting was its long history of working with physicians and its advocacy of the independent success of physicians. HealthCare Consulting had also developed successful independent group practice models which fit NCRIC MSO's business plan. Independent Group Practice models integrate groups of physicians with shared practice management services and common information systems, while permitting the physicians to maintain individual ownership of their practices. The joint venture between NCRIC MSO and HealthCare Consulting began providing services to NCRIC's insureds in early 1998.

      As the joint venture progressed, NCRIC began discussions regarding the HealthCare Consulting acquisition. On January 4, 1999, NCRIC Group acquired all of the outstanding shares of HealthCare Consulting and all of the outstanding membership interests of HealthCare Consulting's affiliate, HCI Ventures. NCRIC Group also purchased all of the assets of Employee Benefits Services, an employee benefits company formed by the three stockholders of HealthCare Consulting. NCRIC Group assumed all of the liabilities of HealthCare Consulting, HCI Ventures and those relating to the assets of Employee Benefits Services. HealthCare Consulting has been merged into NCRIC MSO, and HCI Ventures has become a wholly-owned subsidiary of NCRIC MSO. The HealthCare Consulting acquisition will greatly enhance NCRIC's ability to provide practice management services, employee benefit services and financial services to physicians in the Washington, D.C. metropolitan area and throughout the Mid-Atlantic region.

      HealthCare Consulting. Since 1978, HealthCare Consulting or its predecessor has provided practice management services, accounting and tax services and personal financial planning services to medical and dental practices throughout the Mid-Atlantic region. HealthCare Consulting offers its clients extensive experience and expertise in:

      .     practice management;

      .     managed care contracting;

      .     information systems implementation;

      .     practice evaluations;

      .     billing and collections;

      .     personnel;

      .     practice structure; and

      . management and market recognition among key players in the healthcare industry.

HealthCare Consulting has offices in Lynchburg, Virginia; Richmond, Virginia; Fredericksburg, Virginia; Washington, D.C.; and Greensboro, North Carolina. HealthCare Consulting has been doing business in Greensboro, North Carolina since September 1, 1993. It offers the same services in Greensboro as in its other locations. HealthCare Consulting's Greensboro operations accounted for approximately 18% of its 1998 revenues. On January 4, 1999, HealthCare Consulting had approximately 50 employees, of whom 12 served as practice management consultants.

      The following table indicates the sources of HealthCare Consulting's revenues during the past three calendar years:

                                             1998      1997       1996
                                             ----      ----       ----
      Practice Management ..............     48.9%     46.1%      46.0%

      Accounting and Tax ...............     32.1      32.4       30.6

      Personal Financial Planning ......     13.2      10.3       11.0

      Other ............................      5.8      11.2       12.4
                                             ----      ----       ----

           Total .......................      100%      100%       100%
                                             ====      ====       ====

      HCI Ventures. HCI Ventures provides start-up capital to newly-formed management services organizations. HCI Ventures owns interests ranging from 5% to 20% in four management services organizations: Middle Fork MSO, L.L.C.; Central Virginia MSO, L.L.C.; Southwest Virginia MSO, L.L.C.; and Mid-Atlantic MSO-FBG, L.L.C. Created in 1997, HCI Ventures allows HealthCare Consulting to have an equity ownership interest in the various management services organizations for whom HealthCare Consulting provides practice management services. HCI Ventures' income has not been material.

      Employee Benefits Services. Employee Benefits Services provides employee benefits services, plan design, plan administration and plan asset accounting to approximately 300 clients in the Mid-Atlantic region. The principal assets that NCRIC MSO acquired from Employee Benefits Services were its established client base and the systems it had developed to service its clients. Employee Benefits Services also manages documentation and required forms filings. Over 80% of HealthCare Consulting's physician practice clients who qualify for plan administration services utilize Employee Benefits Services as their employee benefit plan administrator. While Employee Benefits Services initially provided services only to healthcare businesses, currently over 45% of its clients are non-healthcare related. On January 4, 1999, Employee Benefits Services had nine employees.

      The following table indicates the sources of Employee Benefits Services' revenues during the past three years:

                                             1998      1997       1996
                                             ----      ----       ----
      Retirement Plan Accounting and
      Administration .....................     90%       89%        94%

      Employee Benefit ...................     10        11          6
                                             ----      ----       ----

           Total .........................    100%      100%       100%
                                             ====      ====       ====

      Senior executive experience. The former three owners of HealthCare Consulting, HCI Ventures and Employee Benefits Services, all of whom have entered into five-year employment contracts with HealthCare Consulting to continue in their current positions, have the experience indicated in the following table:


                                 Years with Acquired      Total Years in
                                      Companies       Healthcare Consulting
                                 -------------------  ---------------------
      L.E. Shepherd ...........           20                  26

      William A. Hunter .......           17                  17

      Barry S. Pillow .........           13                  19

      HealthCare Consulting, HCI Ventures and Employee Benefits Services purchase price. In accordance with the HealthCare Consulting acquisition purchase agreements, NCRIC Group paid $5.1 million in cash, subject to adjustments, and delivered three mandatorily convertible notes in the aggregate principal amount of $300,000. On the completion of the subscription offering the notes will automatically convert into 42,857 shares of NCRIC Group's common stock. NCRIC Group will pay an additional $3.1 million if HealthCare Consulting, HCI Ventures and Employee Benefits Services achieve earnings targets in 2000, 2001 and 2002.

      Sequoia National Bank loaned to NCRIC Group $2.2 million to finance a portion of the HealthCare Consulting acquisition purchase price. The term of the loan is 7.5 years, and the interest rate is prime plus 0.75% per annum, with an additional one-half point being payable on closing. Monthly payments are interest only for the first six months and blended payments of interest and principal thereafter. Sequoia has the option to call the loan at the end of 6 months and 3.5 years of the term. NCRIC Group granted as security for the loan
(1) an assignment of all of the capital stock of HealthCare Consulting and the membership interests of HCI Ventures and (2) a blanket lien on all of the receivables of HealthCare Consulting and Employee Benefits Services. There is no penalty for prepayment by NCRIC Group. NCRIC, Inc. loaned to NCRIC Group the balance of the purchase price of the HealthCare Consulting acquisition that was payable at closing. The terms of the loan from NCRIC, Inc. to NCRIC Group are the same as the terms of the Sequoia loan except that the loan from NCRIC, Inc. to NCRIC Group is unsecured and there was no obligation to pay a one-half point on closing.

      NCRIC Group, NCRIC MSO, HealthCare Consulting, HCI Ventures, and L.E. Shepherd, Jr., William A. Hunter, Jr. and Barry S. Pillow entered into an operating agreement dated January 4, 1999. Messrs. Shepherd, Hunter and Pillow are entitled to manage the operations of HealthCare Consulting, HCI Ventures and Employee Benefits Services, subject to the board of directors' approval of specified transactions and of provisions in the operating agreement which provide for minimum earnings targets. The term of the operating agreement expires December 31, 2003.

      The employment agreements of Messrs. Shepherd, Hunter and Pillow provide that each of them will not compete with NCRIC, NCRIC MSO, HealthCare Consulting or HCI Ventures for a period of two years after the termination of his employment with HealthCare Consulting and HCI Ventures.

The reorganization

      On April 20, 1998, the board of governors of National Capital Reciprocal Insurance Company adopted the plan of reorganization, which authorized the reorganization. The Commissioner of Insurance and Securities held a public hearing on the reorganization on September 9 and 10, 1998. The plan of reorganization was approved by National Capital Reciprocal Insurance Company's members on September 16, 1998. The Commissioner of Insurance and Securities approved the plan of reorganization on November 25, 1998, and the plan of reorganization became effective on December 31, 1998.

      The reorganization authorized National Capital Reciprocal Insurance Company to form NCRIC, A Mutual Holding Company as a mutual insurance holding company and to convert into NCRIC, Inc., a stock medical professional liability insurance company. Through a series of stock transfers effected in connection with the reorganization, NCRIC, A Mutual Holding Company owns all of the outstanding shares of NCRIC Holdings, Inc., which owns all of the outstanding shares of NCRIC Group, which owns all of the outstanding shares of NCRIC, Inc. and NCRIC MSO. District of Columbia law provides that NCRIC, A Mutual Holding Company must at all times own, directly or indirectly, a majority of the outstanding voting stock of NCRIC, Inc.

      In his order approving the reorganization, the Commissioner of Insurance and Securities imposed various conditions including the following:

      . At least two-thirds of the members of the boards of directors of NCRIC, A Mutual Holding Company and NCRIC, Inc. must at all times be policyholders of NCRIC.

      . NCRIC, A Mutual Holding Company, NCRIC Holdings, Inc., NCRIC Group and NCRIC are prohibited from pledging assets having an aggregate value in excess of 49% of the equity of NCRIC, based on the most recent financial statements prepared and calculated in accordance with statutory accounting principles, without the prior approval of the Commissioner of Insurance and Securities.

      . NCRIC Group must first utilize funds raised from capital sources, if needed in the best judgment of the board of directors of NCRIC, A Mutual Holding Company, to improve the quality of NCRIC, Inc.'s medical professional liability insurance product, maintain its competitive pricing structure and ensure the stability and longevity of NCRIC, Inc.

      . The Department of Insurance and Securities Regulation retains regulatory authority over NCRIC Group, NCRIC Holdings, Inc. and any other intermediate holding companies that may in the future be inserted between NCRIC, A Mutual Holding Company and NCRIC.

      . NCRIC may not, without approval of the Commissioner of Insurance and Securities, by way of an acquisition or investment in a subsidiary, or otherwise, diversify out of the healthcare and insurance fields.

      . In the event that NCRIC Group makes an initial public offering, the terms of the proposed offering must be submitted to the Department of Insurance and Securities Regulation for its prior approval in the form of an order from the Commissioner of Insurance and Securities. On January 27, 1999, the Commissioner of Insurance and Securities issued an order approving the subscription, community and syndicated community offerings subject to NCRIC Group's registration statement being declared effective by the Securities and Exchange Commission.

Reasons for the reorganization

      As a reciprocal insurance company, National Capital Reciprocal Insurance Company had no ability to issue shares of capital stock and consequently had no access to market sources of equity capital and limited ability to increase its surplus and fund future growth while maintaining the financial strength necessary to assure policyholders that their obligations would be met. In view of the changing climate affecting the practice of medicine, physicians require assistance in addition to insurance. The reorganization enables NCRIC to raise funds to use in providing the additional assistance.

Regulation of NCRIC, A Mutual Holding Company after the reorganization

      NCRIC, A Mutual Holding Company, as a mutual insurance holding company organized in the District of Columbia, is subject to regulation at a level substantially equal to that of a District of Columbia domestic insurance company. The Commissioner of Insurance and Securities retains jurisdiction over NCRIC, A Mutual Holding Company, NCRIC Holdings, Inc., NCRIC Group and NCRIC to assure that policyholders' interests are protected.

Conversion of NCRIC, A Mutual Holding Company to the stock form of organization

      District of Columbia law provides that NCRIC, A Mutual Holding Company may fully demutualize, which is a conversion from a mutual holding company form of organization to a stock form of organization. NCRIC, A Mutual Holding Company's Board of Directors has no current intention or plan to undertake a full demutalization. If a full demutualization does not occur, then NCRIC Group will always be controlled by NCRIC, A Mutual Holding Company, its majority stockholder.

      Under District of Columbia law, if a full demutalization occurs, eligible policyholders would receive the right to subscribe for additional shares of the new stock holding company that would be formed in the full demutualization. By order dated January 27, 1999, the Commissioner of Insurance and Securities stated that in a full demutualization, each share of common stock outstanding and held by persons other than NCRIC, A Mutual Holding Company would be converted automatically into shares of common stock of the new stock holding company. Specifically, the number of shares that each stockholder would receive would be determined under an exchange ratio that ensures that after the transaction, the percentage of the to-be outstanding shares of the new stock holding company received by a stockholder in exchange for his or her common stock equals the percentage of the outstanding shares of common stock owned by the stockholder immediately prior to the full demutualization. To date, the Commissioner of Insurance and Securities has not issued regulations regarding the conversion of a District of Columbia mutual holding company to stock form, and there is a risk that any regulations will not be effective when NCRIC, A Mutual Holding Company may wish to undertake a full demutualization. Moreover, there is a risk as to what form any regulations may take and what conditions the Commissioner of Insurance and Securities may impose on a full demutualization of NCRIC, A Mutual Holding Company.

      Under legislation recently approved by the Council of the District of Columbia, prior to the implementation of a proposed full demutualization, a tender offer for more than 50% of the outstanding shares of the corporation is prohibited unless approved by the Commissioner of Insurance and Securities.

Governance of NCRIC

      An order of the District of Columbia Commissioner of Insurance and Securities requires that at least two-thirds of the members of NCRIC, A Mutual Holding Company's board of directors be NCRIC policyholders. Currently, there are three non-policyholders on NCRIC, A Mutual Holding Company's 18-member board of directors. In addition, 7 of 10 members of NCRIC Group's and NCRIC Holdings' boards of directors and 6 of 8 members of NCRIC, Inc.'s board of directors are currently policyholders of NCRIC, Inc. As the number of non-policyholders on NCRIC's various boards of directors is limited, there is a risk that if the interests of policyholders and stockholders conflict, the interests of policyholders will prevail to the detriment of stockholders.

Marketing and policyholder services

      NCRIC markets directly to its insureds through eight employees providing sales solicitation and communications services. NCRIC markets directly to solo practitioner physicians and other prospective insureds through its relationships with medical associations, referrals by existing insureds, advertisements in medical journals, the presentation of seminars on timely topics for physicians and direct solicitation to licensed physicians. NCRIC attracts new physicians through special rates for medical residents and discounts for physicians just entering medical practice. In addition, NCRIC participates as a sponsor and participant in various medical group and hospital administrators' programs, medical association and specialty society conventions and similar programs. NCRIC believes that this personal, comprehensive approach to marketing is essential to providing medical professional liability insurance, where special knowledge and experience are a prerequisite.

      In addition to these direct marketing channels, NCRIC sells its products through independent brokers and agents who currently produce less than 2% of NCRIC's direct premiums written in NCRIC's market areas. Healthcare institutions frequently prefer brokers over direct solicitation when they purchase medical professional liability insurance. Therefore, NCRIC believes that developing its broker relationships in Virginia, Maryland, West Virginia and Delaware is important to grow its market share. NCRIC selects brokers and agents that it believes have demonstrated growth and stability in the medical professional liability insurance industry, strong sales and marketing capabilities, and expertise in selling medical professional liability insurance. Brokers and agents receive market rate commissions and other incentives averaging 7% based on the business they produce. NCRIC strives to maintain relationships with those brokers and agents who are committed to promoting NCRIC's products and are successful in producing business for NCRIC.

      NCRIC also has a policyholder services department that provides account information to all insureds and maintains relationships with the small medical groups and solo practitioners insured by NCRIC. Each of these smaller insureds has a designated client service representative who can answer most inquiries and, in other instances, can provide the insured with immediate access to the person with expertise in a particular department. For hospitals and large and midsize medical groups, NCRIC has an account manager assigned to each group who heads a service team comprised of underwriting, risk management and claims management representatives, each of whom may be contacted directly by the policyholder for prompt response.

Risk management

      NCRIC provides risk management services that are designed to reduce potential loss exposures by informing insureds about methods of implementing risk reduction measures to improve their medical practices. The risk management committee assists the risk management department to identify loss trends in the local as well as national market. The risk management committee is comprised of physicians representing various medical specialties. Through these efforts, NCRIC can identify and present topical loss prevention programs.

      The majority of NCRIC's claims result, in part, from a physician's failure to adequately communicate or document his or her activities. NCRIC addressed these topics as well as others in its 1998 Risk Management Seminar Educational Program. Seminars on "Constructing an Operative or Procedure Note" and "Medicare Documentation Guidelines" highlighted the documentation needs of physicians. Communication issues were the focal point in "Communication in the Medical Practice" and "Basic Risk Management Principles." In addition, the Risk Management Program also advises physicians of medical topics which give rise to malpractice claims. An example of this was NCRIC's seminar on "Chest Pain Diagnosis and Treatment." In 1998, 66% of NCRIC's insureds attended risk management seminars, earning continuing medical education credits.

      NCRIC also produces a quarterly newsletter to present additional topics of interest to physicians. When immediate dissemination of information is warranted, a risk management alert is distributed. NCRIC's risk management staff are also available for consultation with insureds on an individual basis to review issues which may arise in the insured's practice.

      Risk management services supplement NCRIC's marketing efforts. The risk management department conducts physician office visits on both a voluntary and involuntary basis to review practice procedures and focus on specific areas in which concerns arise. NCRIC provides office assessments for physicians on a voluntary basis, consisting of an on-site visit with review of medical records and office practices. Feedback is given to the physicians in the form of suggestions made to reduce risk factors in their office.

      Risk management reviews are also performed at the request of the underwriting and claims committees. Once the reviews have been completed, a report is provided to the requesting committee.

      NCRIC intends to begin offering its risk management services independently of its core insurance products. Healthcare providers, like hospitals and large clinics, who self insure will be able to purchase risk management services directly from NCRIC. The risk management services will be offered through direct marketing efforts and by agents and brokers to their larger self-insured accounts.

Claims and litigation experience

      The claims department of NCRIC is responsible for claims investigation, establishment of appropriate case reserves for loss and LAE, defense planning and coordination, control of attorneys engaged by NCRIC to defend a claim and negotiation of the settlement or other disposition of a claim. NCRIC's policies obligate it to provide a defense for its insureds in any suit involving a medical incident covered by its policy, which is in addition to the limit of liability under the policy. The cost of this defense is in addition to any payments made by NCRIC in connection with the claim. Medical professional liability claims often involve the evaluation of highly technical medical issues, severe injuries and conflicting expert opinions. In almost all cases, the person bringing the claim against the physician is already represented by legal counsel when NCRIC learns of the potential claim.

      NCRIC emphasizes early evaluation and aggressive management of claims. When a claim is reported, claims department professionals complete an initial evaluation and set the initial reserve. After a full evaluation of the claim has been completed, which generally occurs within seven months, the initial reserve may be adjusted. NCRIC has established different levels of authority within the claims department for settlement of claims.

      As of December 1, 1998, NCRIC had approximately 280 open cases with an average of 65 cases being handled by each claims representative. The claims representatives at NCRIC are all certified paralegals who have on average over 11 years of experience with NCRIC and an average of 12 years of prior experience handling medical professional liability cases. NCRIC limits the number of claims handled by each representative to approximately 70 cases. Management believes that by limiting the case loads of its claims representatives, all of its insureds who face claims will receive personalized, professional service, thus enabling claims to be thoroughly investigated, well-managed and, if they have merit, quickly resolved.

      NCRIC retains locally-based attorneys specializing in medical professional liability defense to defend claims. NCRIC also obtains the services of medical experts who are leaders in their specialties and who bring integrity, credibility and expertise to the litigation process.

      NCRIC's claims committee is composed of eight physicians from various specialties including anesthesiology, general surgery and neurosurgery, obstetrics, internal medicine and radiology. The claims committee meets monthly to provide evaluation and guidance on claims. The multi-specialty approach of these physicians adds a unique perspective to the claims handling process in that there is an opportunity to obtain the opinions of several different specialists meeting to share their expertise and experience in the area of liability evaluation and general peer review. This service is invaluable to the claims representatives and insureds as it provides in-depth analysis of claims.

      Federal law requires that any claim payment, regardless of amount, be reported to a national practitioner data bank which can be accessed by various state licensing and disciplinary boards, hospitals, other healthcare entities and professional societies. Thus, the physician is often placed in a difficult position of knowing that a settlement may result in the initiation of a disciplinary proceeding or some other impediment to the physician's ability to practice. The claims department staff must be able to fully evaluate considerations of settlement or trial and to communicate effectively NCRIC's recommendation to its insured. NCRIC may investigate a claim and, with the written consent of the named insured, settle any claim or suit as it deems expedient. In the event the named insured and NCRIC fail to agree that a claim or suit should be settled, either party may request a review and decision by a peer review panel selected in accordance with established NCRIC procedures.

      District of Columbia Superior Court rules impact NCRIC's claims handling, particularly in the area of claims handling expenses. The discovery period, during which the plaintiff's case must be discerned and, in conjunction with an attorney, the defense developed, generally takes place over a six- to eight-month period of intense activity, which increases claims handling expenses. The court-imposed mediation process has not proven to successfully resolve NCRIC's cases in part because the volunteer mediators are frequently plaintiffs' attorneys. Trials are being set about one to one and a half years from the date of service of the complaint. Despite obstacles presented by the legal environment, management believes its aggressive claims handling procedures effectively assist NCRIC to reduce losses and obtain favorable results.

      Proactive approaches to reducing NCRIC's exposure and improving its favorable results include the annual claims/legal seminar at which defense attorneys retained by NCRIC are present for coordination, discussion and presentations on all aspects of claims handling.

      Claims closed in the 36-month period from January 1996 through December 1998 resulted in 13% of cases closed with payment and 87% of cases closed with no payment. Indemnity payments during this three-year period totaled $25.2 million, with an average payment per paid claim of $257,544.

      Trial results for the 36-month period from January 1996 through December 1998 reveal that of the 70 cases tried, 53, or 76%, were won by NCRIC, 11 trials resulted in verdicts for the plaintiff, 5 ended in hung juries, and one was settled. Of the 11 plaintiff verdicts, 3 awarded amounts in excess of NCRIC's $500,000 retention. Trial results for 1998 reveal that of the 21 cases tried, 18, or 86%, were won by NCRIC, one trial resulted in a verdict for the plaintiff, and two ended in mistrials or hung juries. Trial results for the first four months of 1999 reveal that of the 10 cases completed, 3 were won by NCRIC, 3 trials resulted in verdicts for the plaintiff and 4 ended in mistrials or hung juries. Of the 3 plaintiff verdicts, 2 awarded amounts in excess of NCRIC's $500,000 retention.

Underwriting

      NCRIC's underwriting committee consists of 12 physicians, all of whom are insureds of NCRIC. Members of the committee are not employees of NCRIC, but receive compensation for their services on the committee. In addition to the underwriting committee, NCRIC has an underwriting department consisting of three underwriters and two technical and administrative assistants. NCRIC believes that this combination of medical professionals and insurance industry professionals gives NCRIC a competitive advantage in underwriting services. The physicians on the underwriting committee are able to assist the underwriting department's insurance professionals by applying their medical knowledge to better assess risk.

      NCRIC's underwriting department is responsible for the evaluation of applicants for medical professional liability coverage, the issuance of policies and the establishment and implementation of underwriting standards for all of the coverages underwritten by NCRIC. The underwriting department provides information to the underwriting committee to assist the physicians on the committee in making their decisions.

      NCRIC follows what it believes to be consistent and conservative procedures with respect to the issuance of all physician professional liability policies. Each applicant or member of an applicant medical group is required to complete a detailed application that provides a personal and professional history, the type and nature of the applicant's professional practice, information relating to specific practice procedures, hospital and professional affiliations and a complete history of any prior claims and incidents. NCRIC performs its own independent verification of these matters and conducts an investigation to determine if there are any lawsuits that may not have been disclosed in the application.

      NCRIC performs a continuous process of reunderwriting its insured physicians. Information concerning physicians with large losses, a high frequency of claims or changing or unusual practice characteristics is developed through renewal applications, claims and risk management reports. Each year, NCRIC also sends current practice questionnaires to all of its insured physicians. These questionnaires request information similar to that submitted in connection with the physician's original application for insurance, and are designed to detect any changes in the specialty or practice characteristics of the physician that may require a higher or lower premium rate or possible non-renewal of insurance.

      The underwriting department submits all recommendations for premium surcharges or non-renewal to the underwriting committee for a final decision. Physicians have the right to seek reconsideration of surcharges by NCRIC's board of directors, although to date, every request for reconsideration has resulted in the underwriting committee's decision being upheld. As insureds are often more comfortable discussing claims and practice issues with their peers, NCRIC has found that physician interchange with the committee is a strength of NCRIC.

Rates

      NCRIC establishes, through its management and independent actuaries, rates and rating classifications for its physician and medical group insureds based on the loss and LAE experience it has developed over the past 18 years and the loss and LAE experience for the entire medical professional liability market. NCRIC has various rating classifications based on practice location, medical specialty and other factors. NCRIC utilizes various discounts, including discounts for part-time practice, physicians just entering medical practice, claim-free insureds and risk management participation. Most discounts are designed to encourage lower risk physicians to insure with NCRIC. Total discounts granted to a policyholder cannot exceed 25% of the policyholder's premium. Effective rates equal NCRIC's base rate, less any discounts and renewal credits provided to the insured. NCRIC utilizes national data in developing rates for managed care, since the data for managed care organization errors and omissions liability is extremely limited, as tort exposures for these organizations are only recently beginning to develop.

      NCRIC's base rates increased 6% in 1998, were unchanged in 1997 and increased 5.6% in 1996. NCRIC raised its rates in 1998 because of an increase in the average severity of claims. NCRIC established its rates based on its previous loss experience, loss expense adjustments, anticipated policyholder discounts and NCRIC's fixed and variable expenses.

      Since 1993, National Capital Reciprocal Insurance Company has authorized renewal premium dividend credits to insureds who renew their policies. Renewal credits are a premium credit on the renewal policy's premium. Renewal credits stabilize policyholder premiums and improve NCRIC's competitive position relative to other insurers by encouraging policyholder renewals. For accounting purposes, renewal credits are accrued for the period declared as a reduction of premium income. NCRIC's insureds are not automatically entitled to renewal credits and only renewing insureds receive renewal credits. National Capital Reciprocal Insurance Company has in the past, and NCRIC will in the future, consider general insurance market conditions as well as the previous years' loss and loss adjustment expenses in determining whether or not to authorize renewal credits and the amounts of any renewal credits. Since 1993, National Capital Reciprocal Insurance Company authorized renewal credits in the following amounts:

                                                    Percentage of
                                                       Earned
               Year              Amount            Renewal Premiums
               ----           -----------          ----------------
               1998            $1,762,976               12.5%
               1997             2,245,918                16
               1996             1,452,308                10
               1995             1,560,907                10
               1994             1,806,450                10
               1993             1,829,078                10

      Actual renewal credits issued by NCRIC will generally be lower than declared renewal credits because some policyholders do not renew their policies each year and, as a result, do not receive renewal credits. In 1997, the actual renewal credits issued to policyholders exceeded renewal credits declared because NCRIC began to stagger policy renewal dates in 1997.

Risk sharing arrangements

      Since its inception, NCRIC has maintained good relationships with various hospitals in the Washington, D.C. metropolitan area which has led to the creation of integrated risk sharing programs for groups of physicians practicing at these hospitals. By entering into a risk sharing arrangement, physicians practicing at a hospital will pay lower individual premiums if the physicians in their hospital group, taken as a whole, have favorable loss experience and comply with risk management protocols. Under a risk sharing arrangement, physicians receive an initial premium reduction or credit. At the end of the calendar year covered by the premium, a review of the actual loss experience of the physician group is completed. Should the group's loss experience be unfavorable, NCRIC will require additional premium payments to offset the unfavorable losses.

      Another type of risk sharing arrangement offered by NCRIC involves the initial funding of a portion of a premium being held by NCRIC to pay losses. In this type of arrangement, NCRIC receives its full gross premium, less applicable credits otherwise granted, and pays losses from the amount being held; thereafter, any remaining funds are returned to the insured should a review of actual loss experience show favorable loss experience.

      Risk sharing arrangements help lower NCRIC's risk associated with medical care provided by the hospital's attending physicians. The arrangements also establish a cost-effective source of professional liability coverage for physicians participating in the program.

Loss and LAE reserves

      The determination of loss and LAE reserves involves projection of ultimate losses through an actuarial analysis of the claims history of NCRIC and other medical professional liability insurers, subject to adjustments deemed appropriate by NCRIC due to changing circumstances. Included in its claims history are losses and LAE paid by NCRIC in prior periods, and case reserves for losses and LAE developed by NCRIC's claims department as claims are reported and investigated. Actuaries rely primarily on historical loss experience in determining reserve levels on the assumption that historical loss experience provides a good indication of future loss experience despite the uncertainties in loss trends and the delays in reporting and settling claims. As additional information becomes available, the estimates reflected in earlier loss reserves may be revised. Any increase or decrease in the amount of reserves, including reserves for insured events of prior years, would have a corresponding adverse or beneficial effect on NCRIC's results of operations for the period in which the adjustments are made.

      NCRIC, Inc.'s estimates of the ultimate cost of settling the claims are based on:

      .     information then known;

      .     predictions of future events;

      .     estimates of future trends in claims frequency and severity;

      .     predictions of future inflation rates;

      .     judicial theories of liability;

      .     judicial interpretations of insurance contracts;

      .     legislative activity; and

      .     other factors.

      The inherent uncertainty of establishing reserves is greater for medical professional liability insurance because lengthy periods may elapse before notice of a claim or a determination of liability. Medical professional liability insurance policies are "long tail" policies which means that claims and expenses may be paid over a period of 10 or more years. This is longer than most property and casualty claims. As a result of these long payment periods, trends in medical professional liability policies may be slow to emerge, and NCRIC, Inc. may not promptly modify its underwriting practices and change its premium rates to reflect underlying loss trends. Finally, changes in the practice of medicine and healthcare delivery, like the emergence of new, larger medical groups that do not have an established claims history, and additional claims resulting from restrictions on treatment by managed care organizations, may not be fully reflected in NCRIC, Inc.'s underwriting and reserving practices.

      NCRIC's independent actuaries review NCRIC's reserves for losses and LAE periodically and prepare semi-annual reports that include a recommended level of reserves. NCRIC considers this recommendation as well as other factors, like loss retention levels and anticipated or estimated changes in frequency and severity of claims, in establishing the amount of its reserves for losses and LAE. NCRIC continually refines reserve estimates as experience develops and claims are settled. Medical professional liability insurance is a line of business for which the initial loss and LAE estimates may change significantly as a result of events occurring long after the reporting of the claim. For example, loss and LAE estimates may prove to be inadequate because of sudden severe inflation or adverse judicial or legislative decisions.

      Activity in the liability for unpaid losses and LAE is summarized as follows:

                                                    Year Ended December 31,
                                               --------------------------------
                                                 1998        1997        1996
                                               --------    --------    --------
                                                        (in thousands)
Balance, beginning of period ...............   $ 75,136    $ 71,206    $ 72,033
      Less reinsurance recoverable on
      unpaid claims ........................     17,077      14,679      16,182
                                               --------    --------    --------
Net balance ................................     58,059      56,527      55,851
                                               --------    --------    --------
      Incurred related to:
               Current year ................     19,140      19,444      16,775
               Prior years .................     (3,463)     (3,853)     (1,539)
                                               --------    --------    --------
                        Total incurred .....     15,677      15,591      15,236
                                               --------    --------    --------
      Paid related to:
               Current year ................      1,247       1,867       2,145
               Prior years .................      9,335      12,192      12,415
                                               --------    --------    --------
                        Total paid .........     10,582      14,059      14,560
                                               --------    --------    --------
Net balance ................................     63,154      58,059      56,527
      Plus reinsurance recoverable on
      unpaid claims ........................     24,546      17,077      14,679
                                               --------    --------    --------
Balance, end of period .....................   $ 87,700    $ 75,136    $ 71,206
                                               ========    ========    ========

The amounts shown above and the reserve for unpaid losses and LAE on the chart located on the next page are presented in conformity with generally accepted accounting principles.

      The following table reflects the development of reserves for unpaid losses and LAE for the years indicated, at the end of that year and each subsequent year. The first line shows the reserves, as originally reported at the end of the stated year. Each calendar year-end reserve includes the estimated unpaid liabilities for that coverage year and for all prior coverage years. The section under the caption "Cumulative Liability Paid Through End of Year" shows the cumulative amounts paid through each subsequent year on those claims for which reserves were carried as of each specific year end. The section under the caption "Re-estimated Liability" shows the original recorded reserve as adjusted as of the end of each subsequent year to reflect the cumulative amounts paid and any other facts and circumstances discovered during each year. The line "Redundancy (deficiency)" sets forth the difference between the latest re-estimated liability and the liability as originally established. The years 1991 through 1997 are presented on a direct basis consistent with Statement of Financial Accounting Standards No. 113. The years prior to 1991 are presented net of reinsurance. We are unable to generate the table on a direct basis for those years because NCRIC's records were maintained on a net basis.

      The table reflects the effects of all changes in amounts of prior periods. For example, if a loss determined in 1995 to be $100,000 was first reserved in 1988 at $150,000, the $50,000 favorable loss development, being the original estimate minus the actual loss, would be included in the cumulative redundancy in each of the years 1988 through 1997 shown below. This table presents development data by calendar year and does not relate the data to the year in which the claim was reported or the incident actually occurred. Conditions and trends that have affected the development of these reserves in the past will not necessarily recur in the future.

                                  1988       1989       1990      1991      1992      1993      1994      1995      1996      1997
                                --------   --------   --------  --------  --------  --------  --------  --------  --------  --------

                                                                            (in thousands)

Reserve for Unpaid Losses
and LAE ......................  $ 24,463   $ 26,098   $ 32,151  $ 64,333  $ 88,125  $ 91,587  $ 80,564  $ 72,033  $ 71,206  $ 75,136


Cumulative Liability Paid
Through End of Year:
     One year later ..........     8,977      6,836     12,561    13,094    18,103    19,786    21,667    16,084    14,916     9,667
     Two years later .........    13,130     16,479     18,552    27,889    35,861    39,293    34,829    27,634    22,237
     Three years later .......    17,143     19,949     21,605    37,247    51,163    47,348    43,237    32,409
     Four years later ........    19,188     22,191     25,891    47,633    56,648    51,845    45,219
     Five years later ........    20,603     25,307     28,387    51,482    59,473    52,984
     Six years later .........    23,234     26,335     29,115    52,276    60,335
     Seven years later .......    24,242     27,057     29,595    53,098
     Eight years later .......    24,632     27,252     29,939
     Nine years later ........    24,829     27,597
     Ten years later .........    25,173

Re-estimated Liability:
     One year later ..........    25,020     27,326     35,942    69,522    80,572    73,336    71,808    65,133    64,226    74,524
     Two years later .........    22,967     30,014     29,123    61,090    66,572    65,944    69,356    56,534    65,202
     Three years later .......    24,599     26,603     28,085    54,208    63,919    68,118    63,775    58,988
     Four years later ........    23,348     26,135     30,692    54,215    66,623    67,156    65,542
     Five years later ........    23,493     27,898     30,136    55,221    69,079    68,971
     Six years later .........    25,368     27,602     30,311    58,324    71,163
     Seven years later .......    25,016     27,997     30,999    60,908
     Eight years later .......    25,541     28,493     31,461
     Nine years later ........    26,025     29,010
     Ten years later .........    26,475

Redundancy (deficiency) ......    (2,012)    (2,912)       690     3,425    16,962    22,616    15,022    13,045     6,004       612


      General office premises liability incurred losses have been less than 1% of medical professional liability incurred losses in the last five years. NCRIC does not have reserves for pollution claims as NCRIC's policies exclude liability for pollution. NCRIC has never been presented with a pollution claim brought against it or its insureds.

Reinsurance

      NCRIC follows customary industry practice by reinsuring a portion of its risks and paying a reinsurance premium based upon the premiums received on all policies subject to reinsurance. By reducing NCRIC's potential liability on individual risks, reinsurance protects NCRIC against large losses. NCRIC has full underwriting authority for professional liability policies including premises liability policies issued to physicians, surgeons, dentists and professional corporations and partnerships. The reinsurance program cedes to the reinsurers up to the maximum reinsurance policy limit (1) those risks insured by NCRIC in excess of NCRIC's retention -- an amount of exposure retained by NCRIC and (2) quota share participation -- a percentage of exposure retained by NCRIC.

      Although reinsurance does not discharge NCRIC from its primary liability for the full amount of its insurance policies, it contractually obligates the reinsurer to pay successful claims against NCRIC to the extent of risk ceded. NCRIC's current reinsurance program consists of three separate reinsurance treaties:

      (1) Swing rated treaty. NCRIC's first treaty is a swing rated treaty which reinsures NCRIC for losses in excess of $500,000 per claim, subject to an inner aggregate deductible of 5% of gross net earned premium income, up to $1,000,000. Gross net earned premium income is NCRIC's gross premium earned less reinsurance premiums, discounts and renewal credits. The ultimate reinsurance premium is subject to incurred losses and ranges between a minimum premium of 4% of gross net earned premium income and a maximum premium of 22.5% of gross net earned premium income. The inner aggregate deductible means that NCRIC must pay losses within the reinsurance layer until the inner aggregate deductible is satisfied. NCRIC pays a deposit premium equal to 14% of gross net earned premium income that is ultimately increased or decreased based on actual losses, subject to the minimum and maximum premium. Following are the reinsurance premium terms for the swing rated treaty for calendar years 1999, 1998, 1997, 1996 and 1995.

                                                Percentage of Gross Net
                                                 Earned Premium Income
                                       ----------------------------------------
                                       1999     1998     1997     1996     1995
                                       ----     ----     ----     ----     ----
Deposit premium ...................    14.0%    14.0%    14.0%    14.0%    14.0%
Maximum premium ...................    22.5     22.5     22.5     30.0     40.0
Minimum premium ...................     4.0      4.0      4.0      4.0      4.0
Inner aggregate deductible ........     5.0      5.0      5.0     10.0     10.0

      NCRIC has recorded, based on management's best estimate, its maximum premium expense under the terms of the swing rated treaty in the current and the preceding treaty years and will adjust the liability and expense as losses develop in subsequent years.

      (2) First excess layer treaty. This treaty covers losses up to $1,000,000 in excess of $1,000,000 per claim. NCRIC cedes 91% of its risks to the $1,000,000 excess layer treaty program and retains 9% of the risks. The premium payable by NCRIC for the $1,000,000 excess layer treaty is 91% of the premium collected from insureds for this coverage. NCRIC receives a ceding commission from the reinsurers to cover the cost associated with issuing this coverage to its insureds.

      (3) Second excess layer treaty. This treaty covers losses up to $3,000,000 in excess of $2,000,000 per claim. NCRIC cedes 100% of its risks to the $2,000,000 excess layer treaty program and retains none of the risks. The premium for the $2,000,000 excess layer treaty is 100% of the premium collected from insureds for this coverage. NCRIC receives a ceding commission from the reinsurers to cover the cost associated with issuing this coverage to its insureds.

      Ceding commissions, which are 15% of gross ceded reinsurance premiums in the $1,000,000 excess layer treaty and $2,000,000 excess layer treaty, are deducted from other underwriting expenses. Ceding commissions were $300,000, $223,000 and $235,000 in 1998, 1997 and 1996.

      Ninety percent of Commonwealth Medical Insurance Liability Company's risks are reinsured by NCRIC. Commonwealth Medical Insurance Liability Company's risks are in turn reinsured by NCRIC's reinsurance treaties.

      Additionally, NCRIC's reinsurance program protects NCRIC from paying multiple retentions for claims arising out of one event. NCRIC will only pay one $500,000 retention regardless of the number of original policies or claimants involved. NCRIC also has protection against losses in excess of its existing reinsurance. Following is a table that summarizes the structure of NCRIC's current reinsurance program:

     Total Amount of Individual Loss                 Company      Reinsurers
     -------------------------------                 -------      ----------
     $0 - $500,000 .............................      100%              0%
     $500,000 - $1,000,000 .....................        4              96
     $1,000,000 - $2,000,000 ...................        9              91
     $2,000,000 - $5,000,000 ...................        0             100

      The table does not reflect the effect of the inner aggregate deductible.

      NCRIC may provide policy limits in excess of $5,000,000 which are reinsured through facultative reinsurance programs. Facultative reinsurance programs are reinsurance programs which are specifically designed for a particular risk not covered by NCRIC's existing reinsurance arrangements. NCRIC currently has facultative reinsurance in connection with a group of physicians who desire policy limits greater than $5,000,000.

      NCRIC determines the amount and scope of reinsurance coverage to purchase each year based upon its evaluation of the risks accepted, consultations with reinsurance consultants and a review of market conditions, including the availability and pricing of reinsurance. NCRIC's reinsurance treaties are placed with non-affiliated reinsurers for three-year terms with annual renegotiations. NCRIC's current three-year treaty expires January 1, 2000.

      The reinsurance program is placed with a number of individual reinsurance companies and Lloyds' syndicates to mitigate the concentrations of reinsurance credit risk. Most of the reinsurers are London companies or Lloyds' syndicates; there is a small percentage placed with a domestic reinsurer. NCRIC relies on its wholly-owned brokerage firm, National Capital Brokerage, Inc., Willis Faber North America and a London-based intermediary to assist it in the analysis of the credit quality of its reinsurers. NCRIC also requires reinsurers that are not authorized to do business in the District of Columbia to post a letter of credit to secure reinsurance recoverable on paid losses.

      The following table reflects reinsurance recoverable on paid and unpaid losses at December 31, 1998 by reinsurer:

                                                           Reinsurance
            Reinsurer                                      Recoverable
            ---------                                      -----------
                                                          (in thousands)
            Lloyd's of London syndicates .............       $14,098
            Hannover Reinsurance .....................         2,147
            CNA Reinsurance of London Limited ........         2,908
            Unionamerica Insurance ...................         2,785
            Zurich Reinsurance .......................         1,410
            5 other reinsurers .......................         1,596
                                                             -------
                  Total...............................       $24,944
                                                             =======

      The effect of reinsurance on premiums written and earned for the years ended December 31, 1998, 1997 and 1996 is as follows:

                                  Year Ended December 31,
             ------------------------------------------------------------------
                    1998                   1997                    1996
             -------------------   --------------------    --------------------
             Written     Earned    Written      Earned     Written      Earned
             --------   --------   --------    --------    --------    --------
                                      (in thousands)
Direct ...   $ 19,214   $ 16,270   $ 17,869    $ 17,466    $ 19,017    $ 19,017
Ceded ....      3,699      4,089     (1,854)     (1,854)     (4,239)     (4,239)
             --------   --------   --------    --------    --------    --------
Net ......   $ 22,913   $ 20,359   $ 16,015    $ 15,612    $ 14,778    $ 14,778
             ========   ========   ========    ========    ========    ========

      In 1997, NCRIC introduced an errors and omissions policy for managed care organizations and a provider stop loss coverage for health care providers accepting financial risk associated with providing health care services on a fixed or capitated reimbursement rate. Provider stop loss coverage allows healthcare providers to insure against a portion of their cost of rendering care in excess of a predetermined amount up to a set maximum. NCRIC pays the healthcare providers' costs in excess of this predetermined amount up to the maximum. NCRIC's limited knowledge regarding both of these exposures led NCRIC to structure a reinsurance program unique to these exposures. NCRIC does not have underwriting authority and only retains 5% of the premiums and losses under each of these policies. Individual risks are submitted to the reinsurer for underwriting and pricing. NCRIC receives a ceding commission of 15% in connection with provider stop loss coverage but does not receive ceding commissions in connection with errors and omissions policies. NCRIC intends to accept higher levels of risk as it learns the characteristics of these risk exposures and begins to generate profitable revenue volume.

Investment portfolio

      Investment income is an important component of the operating results of NCRIC. Investments of NCRIC are made by investment managers and internal management under policies established and supervised by the Investment Committee of the board of directors of NCRIC, Inc. NCRIC's current investment policy has placed primary emphasis on investment grade, fixed maturity securities and seeks to maximize after-tax yields and minimize credit risk of the portfolio. However, NCRIC's investment guidelines which set the parameters for NCRIC's investment policy permit NCRIC to invest up to 10% of its investments in tax-advantaged preferred stocks. Currently, NCRIC's investments in equity securities consist exclusively of investments in preferred stock. NCRIC, Inc.'s investment committee is currently considering investing up to 10% of its investment assets in common stocks, which will require an amendment to NCRIC's investment guidelines.

      Since 1996, NCRIC has conducted a DYCARR analysis of its investment portfolio on an annual basis. DYCARR is a proprietary financial model of Prime Advisors, Inc. designed specifically for property and casualty insurance companies to maximize after-tax investment income while simultaneously managing interest rate risk. DYCARR measures the amount and probability of operational cash flow stress and defines maturity schedules which will produce the selected confidence level that all resulting negative operating cash flows will be covered by maturing assets. The new schedule of maturities increased the portfolio's duration from a target of 4.8 years to 5.7 years with a +/- 0.5-year band. In addition, DYCARR estimates the amount of income gained or lost from changes in the selected confidence level and identifies the impact each variable has on negative operating cash flows. As a result of the 1996 DYCARR analysis, 25% of National Capital Reciprocal Insurance Company's investment portfolio was shifted to tax-advantaged securities like municipals and preferred stocks. NCRIC now conducts a DYCARR analysis annually.

      NCRIC currently uses Brown Brothers Harriman & Co. and Prime Advisors as outside investment managers for fixed income maturity securities. NCRIC also uses Brown Brothers Harriman & Co. as an outside investment manager for equity securities.

      NCRIC has classified its investments, which are fixed-income securities, as available for sale and reports them at fair value, with unrealized gains and losses excluded from net income and reported, net of deferred taxes, as a component of stockholders' equity. During periods of rising interest rates, as recently experienced, the fair value of NCRIC's investment portfolio will generally decline resulting in decreases in NCRIC's stockholders' equity. Conversely, during periods of falling interest rates, the fair value of NCRIC's investment portfolio will generally increase resulting in increases in NCRIC's stockholders' equity.

      The following table sets forth the fair value and the amortized cost of the investment portfolio of NCRIC at the dates indicated.

                                                 Gross       Gross
                                    Amortized  Unrealized  Unrealized     Fair
                                       Cost      Gains       Losses       Value
                                    ---------  ---------   ---------    --------
As of December 31, 1998                            (in thousands)

U.S. Government and agencies .....   $ 23,728   $  1,032    $    (16)   $ 24,744
Corporate ........................     18,823        704         (40)     19,487
Tax-exempt obligations ...........     19,329      1,045          --      20,374
Mortgage-backed securities .......     26,218        381         (69)     26,530
                                     --------   --------    --------    --------

                                       88,098      3,162        (125)     91,135
Preferred stocks .................      5,195         88         (70)      5,213
                                     --------   --------    --------    --------

Total ............................   $ 93,293   $  3,250    $   (195)   $ 96,348
                                     ========   ========    ========    ========

As of December 31, 1997

U.S. Government and agencies .....   $ 28,293   $    115    $     (7)   $ 28,401
Corporate ........................     16,168        394         (28)     16,534
Tax-exempt obligations ...........     20,811        383         (11)     21,183
Mortgage-backed securities .......     23,683        241          (6)     23,918
                                     --------   --------    --------    --------

                                       88,955      1,133         (52)     90,036
Preferred stocks .................      4,208        136         (18)      4,326
                                     --------   --------    --------    --------

Total ............................   $ 93,163   $  1,269    $    (70)   $ 94,362
                                     ========   ========    ========    ========

As of December 31, 1996

U.S. Government and agencies .....   $ 20,182   $     29    $   (429)   $ 19,782
Corporate ........................     13,371         70         (53)     13,388
Tax-exempt obligations ...........     20,116         18          (7)     20,127
Mortgage-backed securities .......     31,513         --         (80)     31,433
                                     --------   --------    --------    --------

                                       85,182        117        (569)     84,730
Preferred stocks .................      4,877         27         (48)      4,856
                                     --------   --------    --------    --------

Total ............................   $ 90,059   $    144    $   (617)   $ 89,586
                                     ========   ========    ========    ========

      NCRIC's investment portfolio of fixed maturity securities consists primarily of intermediate-term, investment-grade securities. NCRIC's investment policy provides that all security purchases be limited to rated securities or unrated securities approved by management on the recommendation of NCRIC's investment advisor. As of December 31, 1998, NCRIC held 50 mortgage-related securities most of which had a quality of Agency/AAA. Collectively, NCRIC's mortgage-related securities had an average yield-to-maturity of approximately 6.6%.

Approximately 46% of the mortgage-related securities are pass-thru securities. NCRIC does not have any interest only or principal only pass-thru securities.

      The following table contains the investment quality distribution of NCRIC, Inc.'s fixed maturity investments at December 31, 1998.

            Type/Ratings of Investment                       Percentage
            --------------------------                       ----------

            Treasury/Agency ..................................   53%
            AAA ..............................................   26
            AA ...............................................    4
            A ................................................   13
            BBB ..............................................    3

      The ratings set forth in the table are based on ratings assigned by Standard & Poor's Corporation and Moody's Investors Service, Inc.

      The following table sets forth information concerning the maturities of fixed maturity securities in NCRIC's investment portfolio as of December 31, 1998, by contractual maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

                                                    At December 31, 1998
                                             ----------------------------------

                                              Amortized            Percentage of
                                                Cost     Fair Value  Fair Value
                                             ----------  ----------  ----------
                                                       (in thousands)
Due in one year or less ..................     $ 1,611     $ 1,619       1.7%
Due after one year through five years ....       9,552       9,767      10.2
Due after five years through ten years ...      20,275      21,028      21.8
Due after ten years ......................      30,442      32,191      33.4
                                               -------     -------     -----
                                                61,880      64,605      67.1
Preferred stocks .........................       5,195       5,213       5.4
Mortgage-backed securities ...............      26,218      26,530      27.5
                                               -------     -------     -----
          Total ..........................     $93,293     $96,348     100.0%
                                               =======     =======     =====

Proceeds from bond maturities and redemptions of available for sale investments during the years 1998, 1997 and 1996 were $58,811,000, $35,475,000 and
$59,577,000. Gross gains of $521,000, $300,000 and $451,000 and gross losses of
$362,000, $210,000 and $221,000 were realized on available for sale investment redemptions during 1998, 1997 and 1996.

      The average effective maturity and the average modified duration of the securities in NCRIC's fixed maturity portfolio as of December 31, 1998, was
13.56 years and 5.75 years.

Competition

      The physician medical professional liability insurance market in the District of Columbia is highly competitive. Competition is based on many factors, including the following:

      .     perceived financial strength of the insurer;

      .     A.M. Best ratings;

      .     premiums charged;

      .     dividend policy;

      .     policy terms and conditions; and

      .     service, reputation and experience.

NCRIC competes principally with two commercial companies, CNA Insurance Group, Inc. and American International Group, Inc. Each of these companies is actively engaged in soliciting insureds in NCRIC's markets. According to A.M. Best, NCRIC has 44% of the District of Columbia physician and hospital professional liability market and these two companies have a combined market share of 30%. However, the A.M. Best data includes all medical professional liability insurance sold in the District of Columbia including insurance purchased by institutions like hospitals, which NCRIC does not insure, but which are insured by its principal competitors. Thus, the A.M. Best data does not accurately reflect NCRIC's share of the medical professional liability insurance markets in which it participates. Several medical professional liability insurers in NCRIC's markets, including its two principal competitors, offer products at lower premium rates than NCRIC. A.M. Best calculates that at least 25 other companies offer some type of medical professional liability insurance in each of NCRIC's markets, and more companies may enter NCRIC's markets in the future. In addition, NCRIC believes that the number of healthcare entities that insure their affiliated physicians through self-insurance may increase.

      In addition, as NCRIC expands into new states, it may face strong competition from carriers that are closely focused on narrow geographic markets. In particular, NCRIC expects to encounter strong competition from well-established insurance companies as it carries out its expansion plans in Maryland, Virginia, West Virginia and Delaware. Many of NCRIC's current and potential competitors have greater financial resources than NCRIC and may seek to acquire market share by decreasing pricing for their products below prevailing market rates. If this occurs, NCRIC's profitability will be reduced. In particular, NCRIC, Inc. may be forced by competitive pressures to accept unprofitable premium rates and underwriting terms and conditions. NCRIC's competitors may also have existing relationships with insurance brokers or other distribution channels which NCRIC may be unable to supplant.

      NCRIC believes that its principal strengths are:

      .     its claims management and underwriting expertise;

      .     its ability to successfully litigate claims;

      .     its risk management; and

      .     its individualized service.

In addition, NCRIC believes that it derives competitive advantage from its 18-year presence in the metropolitan Washington, D.C. medical professional liability market and its commitment to its District of Columbia physicians.

Regulation

      NCRIC, A Mutual Holding Company and NCRIC, Inc. are domiciled in the District of Columbia, and Commonwealth Medical Liability Insurance Company is domiciled in Virginia. Therefore, the laws and regulations of these jurisdictions, including the tort liability laws and the laws relating to medical professional liability exposures and reports, have the most significant impact on the operations of NCRIC.

      Holding company regulation. A mutual insurance holding company is subject to regulation at a level substantially equal to that of a District of Columbia domestic insurance company. The Commissioner of Insurance and Securities has jurisdiction over an intermediate holding company, like NCRIC Group. In addition, District of Columbia law provides that the assets of NCRIC, A Mutual Holding Company are available to satisfy claims of NCRIC's policyholders in the event that the Commissioner of Insurance and Securities initiates a liquidation proceeding.

      As part of a holding company system, NCRIC, A Mutual Holding Company, NCRIC Holdings, Inc., NCRIC Group and NCRIC, Inc. are subject to the DC Holding Company System Act of 1933, D.C. Law 10-44. NCRIC, Inc., as the parent of Commonwealth Medical Insurance Liability Company, is also subject to Title 38 of the Virginia Code which includes in Chapter 13 provisions regarding insurance holding companies. The Holding Company Acts require NCRIC, A Mutual Holding Company to file information periodically with the Department of Insurance and Securities Regulation and Virginia regulatory authorities, including information relating to its capital structure, ownership, financial condition and general business operations. Some transactions between an insurance company and its affiliates, including sales, loans or investments that are deemed "material" require prior approval by the District of Columbia or Virginia insurance regulators, as applicable. In the District of Columbia, transactions by an insurance company with affiliates involving loans, sales, purchases, exchanges, extensions of credit, investments, guarantees or other contingent obligations, which within any 12-month period aggregate at least 3% of the insurance company's admitted assets or 25% of its surplus, whichever is greater, require prior approval. Prior approval is also required for all management agreements, service contracts and cost-sharing arrangements between an insurance company and its affiliates. Some reinsurance agreements or modifications also require prior approval.

      The Holding Company Acts also provide that the acquisition or change of "control" of a domestic insurance company or of any person or entity that controls an insurance company cannot be consummated without prior regulatory approval. The Holding Company Acts also effectively restrict NCRIC from consummating significant reorganizations or mergers without prior regulatory approval.

      Regulation of dividends from insurance subsidiaries. The DC Holding Company Act limits the ability of NCRIC, Inc. to pay dividends. Without prior notice to and approval of the Commissioner of Insurance and Securities, NCRIC may not declare or pay an extraordinary dividend, which is defined as any dividend or distribution of cash or other property whose fair market value, together with other dividends or distributions made, within the preceding 12 months exceeds the lesser of (1) 10% of NCRIC's statutory surplus as of the preceding December 31, or (2) NCRIC's statutory net income excluding realized capital gains, for the 12-month period ending the preceding December 31, but does not include pro rata distributions of any class of NCRIC's own securities. In calculating net income under the test, NCRIC may carry forward net income, excluding realized capital gains, from the previous two calendar years that has not been paid out as dividends. District of Columbia law gives the Commissioner of Insurance and Securities broad discretion to disapprove dividends even if the dividends are within the above-described limits. Based on this limitation and 1998 results, NCRIC would be able to pay approximately $2.4 million in dividends to NCRIC Group in 1998 under the stated formula. Commonwealth Medical Insurance Liability Company's dividend restrictions are similar to NCRIC's. Based on its 1998 results, under Virginia insurance law, Commonwealth Medical Insurance Liability Company would be able to pay approximately $500,000 in dividends to NCRIC.

      Insurance company regulation. NCRIC, Inc. is subject to supervision and regulation by the District of Columbia Department of Insurance and Securities Regulation and insurance authorities in Maryland. Commonwealth Medical Liability Insurance Company is subject to supervision and regulation by the Virginia State Corporation Commission Bureau of Insurance and insurance authorities in West Virginia and Delaware. This regulation is concerned primarily with the protection of policyholders' interests rather than stockholders' interests. Accordingly, decisions of insurance authorities made with a view to protecting the interests of policyholders may reduce NCRIC Inc.'s profitability. The extent of regulation varies by jurisdiction, but this regulation usually includes:

      .     regulating premium rates and policy forms;

      .     setting minimum capital and surplus requirements;

      .     regulating guaranty fund assessments;

      .     licensing of insurers and agents;

      . approving accounting methods and methods of setting statutory loss and expense reserves;

      .     underwriting limitations;

      .     the terms upon which a full demutualization transaction can occur;

      .     restrictions on transactions with affiliates;

      . setting requirements for and limiting the types and amounts of investments;

      . establishing requirements for the filing of annual statements and other financial reports;

      . conducting periodic statutory examinations of the affairs of insurance companies;

      .     approving proposed changes of control; and

      . limiting the amounts of dividends that may be paid without prior regulatory approval.

      Without the approval of the District of Columbia Commissioner of Insurance and Securities, NCRIC, Inc. may not diversify out of the healthcare and insurance fields through an acquisition or otherwise.

      Guaranty fund laws. Each of the jurisdictions in which NCRIC does business has guaranty fund laws under which insurers doing business in those jurisdictions can be assessed on the basis of premiums written by the insurer in that jurisdiction in order to fund policyholder liabilities of insolvent insurance companies. Under these laws in general, an insurer is subject to assessment, depending upon its market share of a given line of business, to assist in the payment of policyholder claims against insolvent insurers. NCRIC makes accruals for its portion of assessments related to any insolvencies considered to be probable of assessment by the guaranty associations. In the District of Columbia, insurance companies are assessed in three categories: automobile, workers' compensation and all other. An insurance company licensed to do business in the District of Columbia is only liable to pay an assessment if another insurance company within its category becomes insolvent. NCRIC is in the "all other" category.

      Significant assessments could have a material adverse effect on NCRIC, Inc.'s financial condition or results of operations. While NCRIC, Inc. will not necessarily be liable to pay assessments each year, the insolvency of another insurance company within its category of insurance could result in the maximum assessment being imposed on NCRIC, Inc. over several years. NCRIC, Inc. cannot predict the amount of future assessments. In each of the jurisdictions in which NCRIC, Inc. carries on business, the amount of the assessment cannot exceed 2% of the direct premiums written per year by NCRIC, Inc. in that jurisdiction.

      Examination of insurance companies. Every insurance company is subject to a periodic financial examination under the authority of the insurance commissioner of its jurisdiction of domicile. Any other jurisdiction interested in participating in a periodic examination may do so. The last completed periodic financial examination of National Capital Reciprocal Insurance Company, based on December 31, 1996 financial statements, was completed on October 29, 1997, and a final report was issued on February 9, 1999. The final report positively assessed NCRIC's financial stability and operating procedures. The last final periodic financial examination of Commonwealth Medical Insurance Liability Company, based on December 31, 1995 financial statements, was issued on May 1, 1996. While the periodic financial examination positively assessed Commonwealth Medical Insurance Liability Company's financial stability, the Virginia regulators raised a number of issues in connection with Commonwealth Medical Insurance Liability Company's administrative procedures which have now been corrected.

      Approval of rates and policies. The District of Columbia, Virginia and Delaware require NCRIC to submit rates to regulators on a file and use basis. Under a file and use system, an insurer is permitted to bring new rates and policies into effect on filing them with the appropriate regulator, subject to the right of the regulator to object within a fixed period of days. In Maryland, rates must be submitted to regulators 30 days prior to their effectiveness. West Virginia is also a prior approval jurisdiction. In each of the District of Columbia, Maryland and Virginia, rating plans, policies and endorsements must be submitted to the regulators 30 days prior to their effectiveness. If these items are not filed correctly, the possibility exists that NCRIC may be unable to implement desired rates, policies, endorsements, forms or manuals if these items are not approved by an insurance commissioner.

      Medical professional liability reports. NCRIC, Inc. principally writes medical professional liability insurance, and additional requirements are placed upon it to report detailed information with regard to settlements or judgments against its insureds. In addition, NCRIC, Inc. is required to report to the D.C. Department of Insurance and Securities Regulation or state regulatory agencies or the National Practitioners Data Bank payments, claims closed without payments and actions by NCRIC, Inc. like terminations or surcharges, with respect to its insureds. Penalties may attach if NCRIC, Inc. fails to report to either the Department of Insurance and Securities Regulation or an applicable state insurance regulator or the National Practitioners Data Bank.

      Changes in government regulation of the healthcare system. Federal and state governments recently have considered reforming the healthcare system. While some of the proposals could be beneficial to NCRIC, Inc., the adoption of others could adversely affect NCRIC, Inc. Public discussion of a broad range of healthcare reform measures will likely continue in the future. These measures include:

      .     spending limits;

      .     price controls;

      .     limits on increases in insurance premiums;

      .     limits on the liability of doctors and hospitals for tort claims;
            and

      .     changes in the healthcare insurance system.

A.M. Best ratings

      In 1997, A.M. Best, which rates insurance companies based on factors of concern to policyholders, rated NCRIC, Inc. and Commonwealth Medical Insurance Liability Company "A- (Excellent)." This is the fourth highest rating of the 15 ratings that A.M. Best assigns. NCRIC, Inc. received its initial rating of "B" in 1988, was upgraded to "B+" in 1989, to "B++" in 1996 and was upgraded to "A-" in 1997. NCRIC, Inc. has received written confirmation from A.M. Best that A.M. Best intends to retain the "A-" ratings of NCRIC, Inc. and Commonwealth Medical Insurance Liability Company when A.M. Best publishes its next set of ratings. A.M. Best reviews its ratings periodically. If A.M. Best reduces NCRIC, Inc.'s and Commonwealth Medical Liability Insurance Company's ratings from their current "A- (Excellent)" level, it may be more difficult for them to attract insureds and to develop a network of insurance brokers and agents.

      A.M. Best's "A-" rating is assigned to those companies that in A.M. Best's opinion have a strong ability to meet their obligations to policyholders over a long period of time. In evaluating a company's financial and operating performance, A.M. Best reviews:

      .     the company's profitability, leverage and liquidity;

      .     its book of business;

      .     the adequacy and soundness of its reinsurance;

      .     the quality and estimated market value of its assets;

      .     the adequacy of its reserves and surplus;

      .     its capital structure;

      .     the experience and competence of its management; and

      .     its market presence.

Employees

      As of February 1, 1998, NCRIC employed approximately 150 persons. None of NCRIC's employees is covered by a collective bargaining agreement. NCRIC believes that its relations with its employees are good.

Litigation

      NCRIC is from time to time named as a defendant in various lawsuits incidental to its insurance business. In many of these actions, plaintiffs assert claims for exemplary and punitive damages. NCRIC vigorously defends these actions, unless a reasonable settlement appears appropriate. NCRIC believes that adverse results, if any, in the actions currently pending should not have a material adverse effect on NCRIC's consolidated financial condition.

      On February 9, 1998, an amended complaint was filed in the United States District Court for the Western District of Virginia, Roanoke Division by Mrs. Eunice Marshall against Obstetrics & Gynecology Ltd. of Radford and HealthCare Consulting. Mrs. Marshall alleges that she was wrongfully discriminated against and discharged on the basis of her age. Mrs. Marshall seeks to be reinstated as office manager of Obstetrics & Gynecology Ltd. of Radford, compensatory damages in an unspecified amount and punitive damages in the amount of $350,000. The management of NCRIC Group believes that Mrs. Marshall's suit is without merit and is causing it to be vigorously defended. The former stockholders of HealthCare Consulting have agreed to indemnify NCRIC Group against any loss or expenses it incurs in connection with this litigation.

      On March 5, 1999, Mrs. Marshall filed an amended motion for judgment for defamation in the Circuit Court for the City of Radford, Virginia against Obstetrics & Gynecology Ltd. of Radford, David Dobyns and HealthCare Consulting. Mrs. Marshall alleges that Mr. Dobyns, an employee of HealthCare Consulting, knowingly made false statements about her. Mrs. Marshall seeks compensatory damages of $1 million and punitive damages of $350,000. HealthCare Consulting and Mr. Dobyns have filed a demurrer and special plea to dismiss Mrs. Marshall's action against them. The management of NCRIC Group believes that this suit is without merit and is causing it to be vigorously defended.

Properties

      NCRIC's principal business operations are conducted from its leased executive offices, which consist of approximately 18,156 square feet located at 1115 30th Street, N.W., Washington, D.C. 20007. The term of the lease is for ten years, commencing April 15, 1998 and expiring April 30, 2008. Annual rental is $421,476 with 2% annual increases for the first five years of the term. NCRIC's rent is partially offset by payments from a subtenant equal to $36,816 per year. In the sixth year of the term, the rent increases by $2.00 per rentable square foot and remains at that level for the balance of the term. NCRIC has the option to renew the lease for one additional term of five years. NCRIC believes that its office space is adequate for its present needs.

                                  MANAGEMENT

Board of directors of NCRIC, A Mutual Holding Company

      The board of directors is divided into three classes. Drs. Ammerman, Coleman, Gutierrez, Hafter-Gray, Unger and Mr. Burke will stand for election at the annual meeting of members to be held in 1999. Drs. Becker, Gladden, Gray, Patterson, Zimmerman and Mr. McNamara will stand for election at the annual meeting of stockholders to be held in 2000. Drs. Trujillo, Calhoun, Fischer, Hirsch, Taubin, and Mr. Pate will stand for election at the annual meeting of stockholders to be held in 2001.

      NCRIC, A Mutual Holding Company's board of directors has established an executive committee consisting of six directors which is chaired by Dr. Trujillo. The executive committee exercises the power and authority of the directors in all matters that do not require action by the entire board.

Board of directors of NCRIC Group

      The board of directors is divided into three classes. Dr. Coleman and Messrs. McNamara and Burke will stand for election at the annual meeting of stockholders to be held in 1999. Drs. Glassman, Scalettar and Seitzman and Mr. Pate will stand for election at the annual meeting of stockholders to be held in 2000. Drs. Trujillo and Parver will stand for election at the annual meeting of stockholders to be held in 2001. Dr. Epps intends to retire from the board of directors in 2001. NCRIC Group intends to reduce the size of the board of directors to nine directors at that time.

Directors and executive officers

      The following table sets forth information concerning the current directors and executive officers of NCRIC Group and NCRIC, A Mutual Holding Company. Each of the officers of NCRIC Group holds the same position with NCRIC, Inc.

Name                           Age    Position
----                           ---    --------
Nelson P. Trujillo, M.D. ....   61    Chair of the Board of NCRIC, A Mutual
                                      Holding Company and NCRIC Group
R. Ray Pate, Jr. ............   39    Director, President and Chief Executive
                                      Officer of NCRIC, A Mutual Holding
                                      Company and NCRIC Group
Bruce J. Ammerman, M.D. .....   51    Director of NCRIC, A Mutual Holding
                                      Company
Arthur A. Becker, M.D. ......   62    Director of NCRIC, A Mutual Holding
                                      Company
Vincent C. Burke, III........   47    Director of NCRIC, A Mutual Holding
                                      Company and NCRIC Group
Thomas Calhoun, M.D. ........   66    Director and Secretary of NCRIC, A Mutual
                                      Holding Company
Pamela W. Coleman, M.D. .....   42    Director of NCRIC, A Mutual Holding
                                      Company and NCRIC Group
Charles H. Epps, Jr., M.D. ..   68    Director of NCRIC Group
Robert A. Fischer, M.D. .....   66    Vice Chair of the Board of NCRIC, A Mutual
                                      Holding Company

Name                           Age    Position
----                           ---    --------
Major P. Gladden, M.D. ........ 63    Director of NCRIC, A Mutual Holding
                                      Company
Leonard M. Glassman, M.D. ..... 52    Director of NCRIC Group
Luther W. Gray, Jr., M.D. ..... 59    Director and Assistant Secretary of NCRIC,
                                      A Mutual Holding Company
Joseph E. Gutierrez, M.D. ..... 64    Director of NCRIC, A Mutual Holding
                                      Company
Sheila Hafter-Gray, M.D. ...... 68    Director of NCRIC, A Mutual Holding
                                      Company
Florie Hirsch, M.D. ........... 50    Director of NCRIC, A Mutual Holding
                                      Company
J. Paul McNamara............... 50    Director of NCRIC, A Mutual Holding
                                      Company and NCRIC Group
Leonard Parver, M.D. .......... 54    Director of NCRIC Group
David W. Patterson, M.D. ...... 40    Director of NCRIC, A Mutual Holding
                                      Company
Raymond Scalettar, M.D. ....... 70    Director of NCRIC Group
David M. Seitzman, M.D. ....... 69    Director of NCRIC Group
Joel M. Taubin, M.D. .......... 57    Director of NCRIC, A Mutual Holding
                                      Company
Anthony S. Unger, M.D. ........ 43    Director of NCRIC, A Mutual Holding
                                      Company
Mervin H. Zimmerman, M.D. ..... 64    Director of NCRIC, A Mutual Holding
                                      Company
Stephen S. Fargis.............. 39    Chief Operating Officer and Senior Vice
                                      President of NCRIC Group and NCRIC, A
                                      Mutual Holding Company
William E. Burgess............. 43    Senior Vice President - Claims and Risk
                                      Management and Secretary of NCRIC Group
                                      and NCRIC, A Mutual Holding Company
Rebecca B. Crunk............... 47    Chief Financial Officer and Senior Vice
                                      President of NCRIC Group and NCRIC, A
                                      Mutual Holding Company

      NCRIC Group's board of directors has established an audit committee. The audit committee recommends the firm to be appointed as independent accountants to audit financial statements, reviews the scope and results of the audit with the independent accountants, reviews with management and the independent accountants NCRIC's year-end audit and considers the adequacy of NCRIC's internal accounting controls. The audit committee consists of Drs. Seitzman and Coleman and Mr. Burke.

      The positions listed above commenced upon the reorganization. Set forth below with respect to each of the directors and executive officers of NCRIC, A Mutual Holding Company and NCRIC Group is a description of the director's or officer's business experience, principal occupation and employment during at least the last five years.

      Nelson P. Trujillo, M.D. was a Governor and Chair of the Board of National Capital Reciprocal Insurance Company from 1980 until the reorganization. Dr. Trujillo is currently President of Metropolitan Gastroenterology Group where he is a physician.

      R. Ray Pate, Jr. was the Treasurer of National Capital Reciprocal Insurance Company and President and Chief Executive Officer of National Capital Underwriters, Inc. from 1996 until the reorganization. From 1993 to 1995, Mr. Pate was Vice President, Hospital Division of FPIC, Inc., a medical professional liability insurance company.

      Bruce J. Ammerman, M.D. was a Governor of National Capital Reciprocal Insurance Company from 1986 until the reorganization. Dr. Ammerman is a neurological surgeon with Washington Neurosurgical Associates.

      Arthur A. Becker, M.D. was a Governor of National Capital Reciprocal Insurance Company from 1982 until the reorganization. Dr. Becker is President of the Obstetrical and Gynecological Group, P.A. where he practices as an obstetrician/gynecologist. He is a former Chair of the Medical Economics and Ob-Gyn Peer Review Committees of the Medical Society of the District of Columbia.

      Vincent C. Burke, III has been a partner with the firm of Furey, Doolan & Abell, LLP since June 1, 1998. From April 1992 to May 1998, he was counsel to the law firm of Reed Smith Shaw & McClay. Mr. Burke's practice is in the areas of corporate, business, real estate and closely-held businesses. He practices in the District of Columbia and Maryland.

      Thomas Calhoun, M.D. was a Governor of National Capital Reciprocal Insurance Company from 1980 until the reorganization. Dr. Calhoun is also a consultant for Birch & Davis Associates, Inc., specializing in the utilization and quality review of Veterans Administration hospitals. He is a member of the Expert Peer Review Panel - Surgery whose responsibility is to review surgical cases for utilization and quality assurance. He is a past President of the medical staff at Providence Hospital and the Washington Academy of Surgery and is a past Regional Medical Director of the Delmarva Professional Organization.

      Pamela W. Coleman, M.D. was a Governor of National Capital Reciprocal Insurance Company from 1989 until the reorganization. Dr. Coleman is a urologist in private practice.

      Charles H. Epps, Jr., M.D. was the Chair of the board of directors of National Capital Underwriters, Inc. from 1980 until the reorganization. Dr. Epps is also a director of National Capital Insurance Brokerage, Ltd. and Commonwealth Medical Liability Insurance Company. Currently, he is Special Assistant to the President for Health Affairs and Professor Emeritus, Orthopaedic Surgery at Howard University. Dr. Epps is past Vice President for Health Affairs and Dean Emeritus of Howard University College of Medicine. He has served as a delegate to the American Medical Association House of Delegates and a member of the AMA Council on Ethical and Judicial Affairs. In addition, he has been President of the American Orthopaedic

Association, a Governor of the American College of Surgeons and a member of the American Board of Orthopaedic Surgery.

      Robert A. Fischer, M.D. was a Governor of National Capital Reciprocal Insurance Company from 1980 until the reorganization. Dr. Fischer is a clinical physician and part owner of Washington Internal Medicine Group. He was Vice Chair of the NCRIC Board of Governors and a member of the Executive Committee of the NCRIC Board of Governors. He is also a member of the Board of Directors of NCRIC MSO, Inc. Dr. Fischer is a past member of the Executive Board of Medical Society of the District of Columbia and a past member of the Board of Trustees of Blue Cross/Blue Shield of the National Capital Area. He is a past member of the Executive Committee of the George Washington University Hospital and Chair of the Clinical Faculty Advisory Committee to the Chair of the Department of Medicine, George Washington University School of Health Sciences.

      Major P. Gladden, M.D. was a Governor of National Capital Reciprocal Insurance Company from 1982 until the reorganization. Dr. Gladden is an orthopedic surgeon and Chief of Orthopedics at DC General Hospital.

      Leonard M. Glassman, M.D. was a Director of National Capital Underwriters, Inc. from 1993 until the reorganization. Dr. Glassman is a physician with Washington Radiology Associates, P.C. He is a past member of the Finance Committee of the Medical Society of the District of Columbia and has been Chief of Radiology of Columbia Hospital for Women Medical Center since 1984.

      Luther W. Gray, Jr., M.D. was a Governor of National Capital Reciprocal Insurance Company from 1984 until the reorganization. He was a member of the executive committee of the board and is Chair of the underwriting committee. Dr. Gray is a physician and general surgeon with Luther W. Gray, Jr., M.D., P.C. and is Chair of the Department of Surgery at Sibley Memorial Hospital.

      Joseph E. Gutierrez, M.D. was a Governor of National Capital Reciprocal Insurance Company from November 1995 until the reorganization. Dr. Gutierrez is the President of Joseph E. Gutierrez, M.D., P.C., where he is a general and vascular surgeon. He is the President-Elect of the Medical Society of the District of Columbia and serves on the Medical Society of the District of Columbia board of directors. He serves as delegate to the AMA House of Delegates and is chair of the District of Columbia Delegation. In addition, Dr. Gutierrez serves on the Board of Columbia Hospital for Women Medical Center where he is Secretary of the board and chairs the Performance Improvement Committee.

      Sheila Hafter-Gray, M.D. was a Governor of National Capital Reciprocal Insurance Company from 1981 until the reorganization. Dr. Hafter-Gray is a physician in private practice and is a Trustee of the American Academy of Psychoanalysis and Clinical Professor of Psychiatry at the Uniformed Services University of the Health Sciences in Bethesda, Maryland. Dr. Hafter-Gray recently retired as a member of the Commission on Mental Health of the Superior Court of the District of Columbia.

      Florie Hirsch, M.D. was a Governor of National Capital Reciprocal Insurance Company from 1987 until the reorganization. Dr. Hirsch is an obstetrician/gynecologist with Florie Hirsch, M.D., P.C.

      J. Paul McNamara has been President and Chief Operating Officer of Sequoia National Bank/Sequoia BancShares, Inc. since 1988. From 1976 to 1988, Mr. McNamara was employed by the National Bank of Washington in several senior management positions.

      Leonard Parver, M.D. is the Chair of the Board of NCRIC MSO, Inc. and has practiced medicine in Washington, D.C. for the past 22 years. Dr. Parver served previously on the board of directors of NCRIC Physicians Organization.

      David W. Patterson, M.D. was a Governor of National Capital Reciprocal Insurance Company from 1992 until the reorganization. Dr. Patterson is a physician with Drs. Arling & Patterson, P.C.

      Raymond Scalettar, M.D. was a Vice Chair of the board of directors of National Capital Underwriters, Inc. from 1980 until the reorganization. He has also been Chair of National Capital Insurance Brokerage, Inc. since its inception. He is affiliated with and is a founder of the Washington Internal Medicine Group, a Health Policy Consultant, a past trustee and Chair of the Board of the AMA, and past Commissioner and Senior Consultant to the Joint Commission on Accreditation of Healthcare Organizations.

      David M. Seitzman, M.D. was a member of the board of directors of National Capital Underwriters, Inc. from 1980 until the reorganization. Dr. Seitzman is now retired from the practice of medicine. He has served on the boards of Blue Cross and Blue Shield of the National Capital Area, the Medical Society of the District of Columbia and National Capital Underwriters, Inc., and has served as President and co-founder of the Center for Ambulatory Surgery, Inc. Since 1993, Dr. Seitzman has been a trustee of portfolios of The 59 Wall Street Fund, Inc., which is advised by Brown Brothers Harriman & Co., one of NCRIC's investment advisors.

      Joel M. Taubin, M.D. was a Governor of National Capital Reciprocal Insurance Company from 1994 until the reorganization. Dr. Taubin is a physician with Joel M. Taubin, M.D., P.C.

      Anthony S. Unger, M.D. was a Governor of National Capital Reciprocal Insurance Company from 1997 until the reorganization. Dr. Unger is a physician. Dr. Unger serves on the board of directors of NCRIC, A Mutual Holding Company under an agreement between NCRIC and the Medical Society for the District of Columbia.

      Mervin H. Zimmerman, M.D. was a Governor of National Capital Reciprocal Insurance Company from 1995 until the reorganization. Dr. Zimmerman is an ophthalmologist with Mervin H. Zimmerman, M.D., F.A.C.S., P.C. and is a member of the American Board of Ophthalmology and the American College of Surgeons.

      Stephen S. Fargis was Senior Vice President - Business Development of National Capital Reciprocal Insurance Company from November 1995 until the reorganization. He is also Chief Operating Officer of NCRIC, Inc. From 1990 to 1995, he was Vice President of The Virginia Insurance Reciprocal.

      William E. Burgess was Senior Vice President - Claims and Risk Management of National Capital Reciprocal Insurance Company from August 1997 until the reorganization. From April 1997 to August 1997, he was Vice President - Claims, Risk Management of NCRIC, and from 1993 to April 1997, he was Vice President - Claims, Risk Management and Underwriting of NCRIC.

      Rebecca B. Crunk was Chief Financial Officer of National Capital Reciprocal Insurance Company from April 1998 until the reorganization. Ms. Crunk is a certified public accountant and is a member of the American Institute of Certified Public Accountants. From 1995 to 1998, she was Vice President, Treasurer and Controller of ReliaStar United Services Life Insurance Company. From 1985 to 1995, she was Senior Vice President and Controller of United Services Life Insurance Company.

Loss of the services of members of the management team

      NCRIC believes that its ability to successfully implement its business strategy and to operate profitably depends on the continued employment of its senior management team led by R. Ray Pate, Jr. If Mr. Pate or other members of the management team become unable or unwilling to continue in their present positions, NCRIC's business and financial results could be materially adversely affected. NCRIC has entered into employment agreements with Mr. Pate, Stephen S. Fargis, Rebecca B. Crunk, L.E. Shepherd, Jr., William A. Hunter, Jr. and Barry
S. Pillow. NCRIC does not have key man life insurance on any employee.

Compensation of directors

      NCRIC Group will pay cash compensation to each of its non-employee directors, other than the Chair, of $25,000 per year and will pay its Chair $30,000 per year. Directors who are officers or employees of NCRIC Group receive no compensation for serving as directors. All directors are reimbursed for out-of-pocket expenses incurred in connection with attendance at any meeting of any of NCRIC Group's boards of directors or any committee of any board of directors.

                             MANAGEMENT COMPENSATION

      The following summary compensation table sets forth information concerning compensation for 1998 for services rendered in all capacities awarded or paid by NCRIC, or prior to the reorganization, by the attorney-in-fact of National Capital Reciprocal Insurance Company to its Chief Executive Officer, the other named executive officers whose total salary and bonus equaled or exceeded $100,000 during the year ended December 31, 1998 and Ms. Crunk whose employment by NCRIC commenced in April 1998:

                           Summary Compensation Table

                                          Annual Compensation
                                         ----------------------     All Other
Name and Principal Position               Salary         Bonus     Compensation
---------------------------              --------      --------    ------------
R. Ray Pate, Jr ......................   $240,010      $ 75,000      $ 17,432
  President and Chief Executive
  Officer and Director
Stephen F. Fargis ....................    151,440        37,500        14,716
  Chief Operating Officer
Rebecca B. Crunk .....................     84,135        31,250           406
  Chief Financial Officer
William E. Burgess ...................    109,981        27,500        11,082
  Senior Vice President

      The bonus column consists of payments made under a board of directors-approved management incentive compensation plan. Incentive awards are determined based on NCRIC's meeting various performance targets set by the board of directors. The incentive awards were earned for 1998 and paid in January 1999.

      The all other compensation column consists of, in the case of Mr. Pate, a contribution of $14,400 by National Capital Reciprocal Insurance Company to Mr. Pate's Section 401(k) profit sharing plan account and a $3,032 premium payment for individual and group term life insurance policies; in the case of Mr. Fargis a $14,386 contribution by National Capital Reciprocal Insurance Company to Mr. Fargis' Section 401(k) profit sharing plan account and a $330 premium payment for a group term life insurance policy; in the case of Mr. Burgess a $10,654 contribution by National Capital Reciprocal Insurance Company to Mr. Burgess'
Section 401(k) profit sharing plan account and a $428 premium payment for a group term life insurance policy; and in the case of Ms. Crunk, a premium payment for a group term life insurance policy.

Employment agreements

      R. Ray Pate, Jr. serves as the President and Chief Executive Officer of NCRIC under an employment agreement dated October 1, 1997 among National Capital Reciprocal Insurance Company, National Capital Underwriters, Inc. and Mr. Pate. Mr. Pate's employment agreement became the obligation of NCRIC, Inc. upon the merger of National Capital Underwriters, Inc. into NCRIC, Inc. in connection with the reorganization. Under the terms of his employment agreement, Mr. Pate is entitled to basic compensation of $240,000 per year and is reimbursed for all reasonable and proper business expenses incurred by him in the performance of his duties. The terms of the employment agreement also provide that Mr. Pate is entitled to:

      . participate in any retirement and/or pension plans or health and medical insurance plans offered to NCRIC, Inc.'s senior executives;

      .     receive an automobile allowance of $700 per month; and

      .     be covered by both term life insurance and disability insurance.

      The term of the employment agreement is five years commencing October 1, 1997. NCRIC may terminate the employment agreement for cause or without cause, at any time. Any dispute as to whether NCRIC, Inc. had cause will be determined by arbitration. If NCRIC, Inc. terminates Mr. Pate's employment agreement without cause, Mr. Pate is entitled to receive, as severance pay, an amount equal to two years' basic compensation at the base compensation in effect on the date of the termination. The Commissioner of Insurance and Securities' order approving the reorganization required Mr. Pate's employment agreement to be amended to eliminate, for a two-year period, a provision which deemed a change of control to be a termination without cause. Mr. Pate may voluntarily terminate his employment with NCRIC provided that he gives NCRIC twelve months' prior notice of his voluntary termination or pays NCRIC, Inc. liquidated damages equal to the amount of twelve months' basic compensation.

      National Capital Underwriters, Inc. also entered into an employment agreement commencing December 1, 1997 with Stephen S. Fargis on substantially similar terms except that Mr. Fargis' employment agreement terminates November 30, 2000, provides for basic compensation of $150,000 per year and enables him to voluntarily terminate his employment on three months' prior notice. Mr. Fargis' employment agreement also became the obligation of NCRIC, Inc. upon the merger of National Capital Underwriters, Inc. into NCRIC, Inc. in connection with the reorganization.

      NCRIC, Inc. has also entered into an employment agreement commencing January 1, 1999 with Rebecca B. Crunk on substantially similar terms to Mr. Pate's, except that Ms. Crunk's agreement terminates December 31, 2001, provides for basic compensation of $135,000 per year and enables her to voluntarily terminate her employment on three months' prior notice.

Employee stock ownership plan

      NCRIC Group has established an ESOP for eligible employees of NCRIC, Inc., subject to the completion of the subscription offering. Employees age 21 or older who have worked for NCRIC, Inc. or its predecessor, National Capital Reciprocal Insurance Company, for a period of one year and have been credited with 1,000 or more hours of service during the year are eligible to participate. At NCRIC Group's option, employees of other affiliates of NCRIC Group may be entitled to participate in the ESOP. As part of the subscription offering, the ESOP intends to borrow funds from NCRIC Group and to use those funds to purchase a number of shares equal to 10% of the shares sold in the subscription, community and syndicated community offerings.

Shares purchased by the ESOP will be held in a suspense account for allocation among participants as the loan is repaid.

      Contributions to the ESOP and shares released from the suspense account in an amount proportional to the repayment of the principal of the ESOP loan will be allocated among ESOP participants on the basis of compensation in the year of allocation. For purposes of vesting and eligibility, participants in the ESOP will receive credit for service prior to the effective date of the ESOP. A participant will vest in increments of 20% per year of credited service and will be fully vested in his or her account balance after five years of credited service. A participant who terminates employment for reasons other than death, retirement or disability prior to five years of credited service will forfeit the nonvested portion of his or her benefits under the ESOP. Benefits will be payable in the form of common stock upon death, retirement, disability or separation from service. Contributions by NCRIC Group to the ESOP are discretionary, subject to the loan terms and tax law limits, and, therefore, benefits payable under the ESOP cannot be estimated.

      On February 25, 1999, NCRIC Group established an administrative board to administer the ESOP. The ESOP trustees, Mr. Pate and Dr. Trujillo, must vote all allocated shares held in the ESOP in accordance with the instructions of participating employees. Under the ESOP, nondirected shares, and shares held in the suspense account, will be voted in a manner calculated to most accurately reflect the instructions it has received from participants regarding the allocated stock so long as the vote is in accordance with the provisions of the Employee Retirement Income Security Act.

Stock option plan

      NCRIC Group has established a stock option plan for directors and officers of NCRIC, A Mutual Holding Company and its subsidiaries. Common stock in an aggregate amount equal to 5% of the shares of common stock offered in the subscription, community and syndicated community offerings, may be acquired by those officers, directors and employees upon the exercise of the options granted under the stock option plan. Shares issued on the exercise of options granted under the stock option plan will not form part of the subscription, community or syndicated community offerings. If the subscription offering does not close, no options to purchase shares will be granted. It is anticipated that the stock to be transferred in connection with the exercise of the option may be newly issued by NCRIC Group or may be acquired by NCRIC Group through purchase on the open market.

      The options have terms of 10 years and an option price per share equal to the fair market value of the shares on the date of grant of the stock options. The options will become first exercisable at a rate of 33-1/3% at the end of each 12 months of service with NCRIC Group or its subsidiaries after the date of grant, subject to early exercisability in the event of death or disability. Options which have been granted but have not yet been exercised will become immediately exercisable upon a change of control of NCRIC Group; for this purpose, a full demutualization will not be treated as a change of control. Options granted under the stock option plan would be adjusted for capital changes like stock splits and stock dividends.

      The stock option plan will be administered by a committee of non-employee members of NCRIC Group's board of directors. Options granted under the stock option plan to employees may be treated as "incentive" stock options which offer beneficial tax treatment to the employee but no tax deduction to NCRIC except in the event of the sale of the stock acquired on the exercise of an option within a time period of one year from the date of exercise or two years from the date of the grant of the option. Non-qualified stock options under the stock option plan may be granted to non-employee directors. In the event an option recipient terminates his or her employment or service as an employee or director, the options would terminate during specified periods.

      On March 4, 1999, NCRIC Group's board of directors authorized the granting of options to purchase up to 92,000 shares of common stock with an exercise price of $7.00 per share to the following officers and directors of NCRIC Group and NCRIC, A Mutual Holding Company:

                                                         Up to
                          Name                     Number of Shares
                          ----                     ----------------

                  R. Ray Pate, Jr ...............       16,560
                  Stephen S. Fargis .............       11,500
                  Nelson P. Trujillo, M.D .......       11,040
                  Rebecca B. Crunk ..............        9,200
                  William E. Burgess ............        9,200
                  Leonard M. Glassman, M.D ......        6,900
                  Leonard Parver, M.D ...........        6,900
                  Vincent C. Burke, III .........        2,300
                  Thomas Calhoun, M.D ...........        2,300
                  Pamela W. Coleman, M.D ........        2,300
                  Charles H. Epps, Jr., M.D .....        2,300
                  Robert A. Fischer, M.D ........        2,300
                  Luther W. Gray, Jr., M.D ......        2,300
                  J. Paul McNamara ..............        2,300
                  Raymond Scalettar, M.D ........        2,300
                  David M. Seitzman, M.D ........        2,300
                                                        ------
                        Total ...................       92,000
                                                        ======

      The options will all be exercisable for a period of 10 years from the date of grant. If more than the minimum but less than the maximum number of shares are sold in the subscription, community and syndicated community offerings, then the number of shares subject to options granted to each of the above-named persons will be prorated so that the total number of shares subject to options equals 5% of the total number of shares sold in the offerings.

Stock award plan

      NCRIC Group has also established a stock award plan for directors, officers and employees of NCRIC, A Mutual Holding Company and its subsidiaries under which directors, officers and employees would be awarded common stock. The plan is subject to the completion of the subscription offering. Shares of common stock to be awarded under the program will be purchased in the subscription, community and syndicated community offerings by a trust established by NCRIC Group for this purpose. NCRIC Group will loan to the trust the funds necessary to purchase a number of shares equal to 5% of the shares sold in the subscription, community and syndicated community offerings. NCRIC Group anticipates that the loan to the trust will be repaid by periodic cash contributions to be made to the trust by NCRIC Group. The trust will award shares of common stock to participants in a manner designed to encourage participants' continued service.

      Awards will be nontransferable. The shares which are subject to an award from the trust will vest and be earned by the recipient at a rate of 20% of the shares awarded at the end of each full 12 months of service after the date of grant of the award. Any common stock acquired under the stock award plan will represent unearned compensation and, accordingly, will be reflected on NCRIC Group's financial statements as a reduction to stockholders' equity. As shares of common stock awarded under the stock award plan vest, NCRIC Group will recognize a proportionate amount of compensation expense with a corresponding reduction in the charge to stockholders' equity. Awards would be adjusted for capital changes like stock dividends and stock splits.

      NCRIC Group has not determined the number of shares to be awarded to any director, officer or employee under the stock award plan.

Expenses associated with ESOP, stock option plan and stock award plan

      NCRIC may recognize material amounts of compensation expense associated with stock issued to employees and directors under the ESOP, stock option plan and stock award plan. NCRIC generally cannot predict the aggregate amount of this compensation expense because GAAP sometimes requires that compensation expense be measured based on the fair market value of the shares of common stock on the date the expense is recognized. NCRIC intends to record compensation expense as follows:

      . For shares committed-to-be-released from the ESOP suspense account and allocated to the accounts of the ESOP participants as the result of payments made to reduce the ESOP loan, the compensation charge will be based upon the then-current fair values of the shares.

      . For shares awarded to employees under the stock option plan, NCRIC intends to account for compensation cost using the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, compensation will be measured as the difference, if any, between the fair market value of the shares and the option strike price at the time both measurement date factors, i.e., the number of shares and the strike price, are known. Generally, NCRIC expects to grant fixed awards where both measurement date factors are known on the date of grant. Moreover, NCRIC expects the option strike price to equal the fair market value on the date of grant. Compensation cost measured in this fashion, if any, will be recognized over the employees' applicable service periods. NCRIC may also make variable awards where the measurement date factors will not be known until some time after the date of grant. As required by GAAP, NCRIC will disclose pro forma information regarding net income and earnings per share as though NCRIC had used the fair value method of accounting for employee stock options defined in Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation.

      . For shares awarded to non-employee directors under the stock option plan, NCRIC intends to account for compensation cost using the fair value method of accounting for stock options defined in SFAS No. 123.

      . For shares awarded under the stock award plan, NCRIC intends to measure compensation cost based upon the fair values of the shares on the date of award except in the case of awards which involve a performance condition, in which case the cost may have to be measured by reference to the fair values of the shares on the date they vest under the plan. Compensation cost measured in this fashion will be recognized over the applicable service periods.

      These expenses have been reflected in the pro forma information under "Pro Forma Data" assuming that a purchase price of $7.00 per share represents the fair market value for accounting purposes. Under some circumstances, however, actual expenses will be based on the fair market value of the common stock at future dates, which may be higher or lower than the purchase price.

Reduction in 401(k) and management incentive compensation plan contributions

      It is anticipated that the discretionary employer contribution which has historically been made by National Capital Reciprocal Insurance Company to its tax-qualified Section 401(k) profit-sharing plan in the approximate amount of 9% of covered payroll will be reduced to an amount equivalent to approximately 3% of NCRIC, Inc.'s covered payroll so as to reduce the net contribution requirements associated with the establishment of the ESOP. Expenses associated with the stock award plan will be completely offset by a reduction in NCRIC's contributions to its existing management incentive compensation plan.

Limitation of liability and indemnification matters

      NCRIC Group's articles of incorporation provide that no past, present or future director of NCRIC Group shall be liable to NCRIC Group or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

      . for breach of the director's duty of loyalty to the corporation or its stockholders;

      . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

      . for a transaction from which the director derives an improper personal benefit; and

      . to the extent that Section 29-342 of the District of Columbia Code may apply.

This provision does not prevent stockholders from obtaining injunctive or other equitable relief against directors. NCRIC Group's bylaws require it to indemnify the past, present and future members of its board of directors and duly appointed committees and its officers, and their executors, administrators, or other legal representatives, to the fullest extent permitted by law, as now in effect and as these laws may be amended in the future. NCRIC Group shall advance expenses incurred by indemnified individuals as a result of any proceeding against them as to which they are entitled to be indemnified. NCRIC, A Mutual Holding Company, NCRIC Holdings, Inc. and NCRIC, Inc. have similar provisions in their articles of incorporation and bylaws.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or officers, NCRIC has been advised that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

      At present, there is no pending material litigation or proceeding involving any director, officer, employee or agent of NCRIC where indemnification will be required or permitted.

                                   AGREEMENTS

Administrative services agreement

      NCRIC Group has entered into an administrative services agreement with some of its subsidiaries and parents. Under the agreement, any affiliate of NCRIC may provide to any other affiliate administrative and clerical services, financial and accounting services, computer services, support services and assistance in the acquisition of furniture and equipment. The service provider is paid a quarterly service fee by each affiliate receiving services, in arrears, equal to the costs and expenses it incurred in providing services to the affiliate during the preceding quarter. The administrative services agreement may be terminated by all parties by written agreement or by any affiliate, with respect to itself, on sixty days' prior written notice to the other affiliates.

Tax sharing agreement

      NCRIC Group and its subsidiaries, which pay federal income tax as a consolidated group, have entered into a tax sharing agreement. The tax sharing agreement provides for the allocation of NCRIC Group's consolidated income tax liability to each member of NCRIC Group. Consolidated tax liability is allocated among group members as if each group member had filed a separate tax return.

Loan for HealthCare Consulting acquisition

      Sequoia National Bank loaned $2.2 million to NCRIC Group to partially finance the HealthCare Consulting acquisition. J. Paul McNamara is a Director of NCRIC, A Mutual Holding Company and NCRIC Group and is President of Sequoia National Bank.

                            OWNERSHIP OF COMMON STOCK

      Immediately prior to the subscription, community and syndicated community offerings, there are 1,000 issued and outstanding shares of NCRIC Group's common stock, all of which are owned by NCRIC Holdings. Other than these shares, as of the date of this prospectus, no shares of common stock were beneficially owned by any person, including any director or officer of NCRIC.

      Upon completion of the subscription, community and syndicated community offerings, NCRIC Holdings' 1,000 issued and outstanding shares of NCRIC Group's common stock will be canceled and approximately 59% of NCRIC Group's outstanding common stock will be issued to NCRIC Holdings and approximately 40% of NCRIC Group's outstanding common stock will be issued to subscribers or purchasers in the subscription, community and syndicated community offerings. If the minimum number of shares is sold in the offerings, NCRIC Holdings will be issued 2,040,000 shares. If the maximum number of shares is sold in the offerings, NCRIC Holdings will be issued 2,760,000 shares. NCRIC Holdings' address is 1115 30th Street, N.W., Washington, D.C. 20007.

                           DESCRIPTION OF COMMON STOCK

General

      The following description does not purport to be complete and is qualified in its entirety by reference to NCRIC Group's articles of incorporation, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Common stock

      NCRIC Group is authorized to issue 10,000,000 shares of common stock, par value $.01 per share. Each share of common stock entitles its holder to one vote per share on all matters upon which stockholders are entitled to vote, including election of directors, mergers, sales of assets, dissolution and amendments to the articles of incorporation. Because holders of common stock do not have cumulative voting rights, the holder of a majority of the shares of common stock can elect all of the members of the board of directors standing for election. Subject to preferences of any preferred stock that may be issued in the future, the holders of common stock are entitled to receive dividends as may be declared by the board of directors. Each holder of shares of NCRIC Group's common stock is entitled to receive pro rata all of the assets of NCRIC Group available for distribution its stockholders. There are no redemption or sinking fund provisions applicable to common stock. All outstanding shares of common stock are fully paid and non-assessable.

Transfer agent and registrar

      The transfer agent and registrar for the common stock is Registrar and Transfer Company.

                                 LEGAL OPINIONS

      The validity of the shares of common stock will be passed upon for NCRIC by Arent Fox Kintner Plotkin & Kahn, PLLC and for the placement agent by Luse Lehman Gorman Pomerenk & Schick, P.C.

                                     EXPERTS

      The consolidated financial statements of NCRIC as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 and the combined financial statements of the management services of HealthCare Consulting, HCI Ventures and Employee Benefit Services, Inc. as of December 31, 1998 and 1997 and for each of the two years in the period ended December 31, 1998 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                              AVAILABLE INFORMATION

      NCRIC has filed with the Securities and Exchange Commission, a registration statement on Form SB-2 under the Securities Act with respect to the common stock. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus omits some of the information contained in the registration statement. For further information with respect to NCRIC and the common stock, reference is made to the registration statement including its exhibits and schedules. Statements contained in this prospectus regarding the contents of any agreement or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance reference is made to the copy of the agreement filed as an exhibit to the registration statement, each statement being qualified in all respects by the reference to the agreement. The registration statement, including its exhibits and schedules, may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549; Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661; and Seven World Trade Center, New York, New York 10048; and copies of all or any part of the registration statement may be obtained from these offices upon payment of the prescribed fees. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site, http://www.sec.gov, that contains information regarding registrants who file electronically with the Securities and Exchange Commission.

      As a result of the subscription, community and syndicated community offerings, NCRIC will be subject to the informational requirements of the Securities Exchange Act. So long as NCRIC is subject to the periodic reporting requirements of the Securities Exchange Act, it will furnish various required reports and other information to the Securities and Exchange Commission. NCRIC intends to furnish to holders of common stock annual reports containing, among other information, consolidated financial statements audited by an independent public accounting firm and quarterly reports containing unaudited condensed consolidated financial information for the first three quarters of each fiscal year. NCRIC also intends to furnish any other reports as it may determine or as may be required by law.

      NCRIC, Inc. is domiciled in the District of Columbia. As a result, it is subject to the laws and regulations of the District of Columbia applicable to insurance companies and files financial reports and other information with the Department of Insurance and Securities Regulation. NCRIC has submitted a Form A Statement Regarding the reorganization of a District of Columbia Insurer which contains the information required by National Capital Reciprocal Insurance Company Insurance Company Conversion Act of 1998, D.C. Act 12-301, as enacted by the Council of the District of Columbia. These publicly available financial reports, the statement of reorganization, and other information can be inspected and copies can be made at the office of the Department of Insurance and Securities Regulation, 810 First Street, N.E., Room 701, Washington, D.C. 20002.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page

NCRIC GROUP, INC. AND SUBSIDIARIES

INDEPENDENT AUDITORS' REPORT                                               F-1

Consolidated Balance Sheets as of December 31, 1998 and 1997               F-2

Consolidated Statements of Operations for the Years Ended
  December 31, 1998, 1997, and 1996                                        F-3

Consolidated Statements of Comprehensive Income for the Years Ended
  December 31, 1998, 1997, and 1996                                        F-4

Consolidated Statements of Stockholder's Equity for the Years Ended
  December 31, 1998, 1997, and 1996                                        F-5

Consolidated Statements of Cash Flows for the Years
  Ended December 31, 1998, 1997, and 1996                                  F-6

Notes to Consolidated Financial Statements for the Years Ended
  December 31, 1998, 1997, and 1996                                        F-7

THE MANAGEMENT SERVICES OF HEALTHCARE
CONSULTING, INC., HCI VENTURES, LLC, AND
EMPLOYEE BENEFITS SERVICES, INC.

INDEPENDENT AUDITORS' REPORT                                               F-18

COMBINED FINANCIAL STATEMENTS AS OF AND FOR
  THE YEARS ENDED DECEMBER 31, 1998 AND 1997:

  Balance Sheets                                                           F-19

  Statements of Income and Comprehensive Income                            F-20

  Statements of Owners' Equity                                             F-21

  Statements of Cash Flows                                                 F-22

  Notes to Financial Statements                                            F-23

INDEPENDENT AUDITORS' REPORT

To the Board of Governors of
 NCRIC Group, Inc. and Subsidiaries
Washington, D.C.

We have audited the accompanying consolidated balance sheets of NCRIC Group, Inc. and Subsidiaries (the Company) as of December 31, 1998 and 1997, and the related consolidated statements of operations, comprehensive income, stockholder's equity, and cash flows for the years ended December 31, 1998, 1997, and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of NCRIC Group, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the results of their operations, and their cash flows for the years ended December 31, 1998, 1997, and 1996, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

February 4, 1999
Washington, D.C.

NCRIC GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 1998 AND 1997 (IN THOUSANDS, EXCEPT FOR SHARE DATA)
--------------------------------------------------------------------------------

ASSETS                                                        1998            1997
SECURITIES AVAILABLE FOR SALE, AT FAIR VALUE:
  Bonds and U.S. Treasury Notes                             $  91,135      $  90,036
  Preferred stocks                                              5,213          4,326
                                                            ---------      ---------

               Total securities available for sale             96,348         94,362

OTHER ASSETS:
  Cash and cash equivalents                                     6,083          4,065
  Reinsurance recoverable                                      24,944         17,077
  Deferred federal income taxes                                 2,742          2,793
  Other assets                                                  4,209          3,544
                                                            ---------      ---------

TOTAL ASSETS                                                $ 134,326      $ 121,841
                                                            =========      =========

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:
  Losses and loss adjustment expenses:
     Loss                                                   $  60,127      $  53,661
     Loss adjustment expenses                                  27,573         21,475
                                                            ---------      ---------

               Total losses and loss adjustment expenses       87,700         75,136

  Other liabilities:
     Retrospective premiums accrued under
       reinsurance treaties                                     6,492         13,762
     Unearned premiums                                          3,348            403
     Other liabilities                                          5,775          5,054
                                                            ---------      ---------

TOTAL LIABILITIES                                             103,315         94,355
                                                            ---------      ---------

COMMITMENTS AND CONTINGENCIES (Notes 3, 5 and 8)

STOCKHOLDER'S EQUITY:
  Common stock $.01 par value - 10,000,000 shares
     authorized; 1,000 shares issued and  outstanding               -              -
  Additional paid in capital                                      798            797
  Accumulated other comprehensive income                        2,016            789
  Retained earnings                                            28,197         25,900
                                                            ---------      ---------

TOTAL STOCKHOLDER'S EQUITY                                     31,011         27,486
                                                            ---------      ---------

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                  $ 134,326      $ 121,841
                                                            =========      =========

See notes to consolidated financial statements.

NCRIC GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996 (IN THOUSANDS)
--------------------------------------------------------------------------------

                                                          1998         1997            1996
REVENUES:
 Premium income:
   Premiums written                                    $ 19,214       $ 17,869       $ 19,017
   Premiums ceded                                         4,089         (1,854)        (4,239)
   Change in unearned premiums                           (2,945)          (403)            -
   Renewal credit dividends to policyholders             (1,899)        (2,080)        (1,427)
                                                       ---------      ---------      ---------

          Net premiums earned                            18,459         13,532         13,351
                                                       ---------      ---------      ---------

 Investment income                                        6,360          6,585          6,207
 Investment expenses                                       (364)          (540)          (551)
                                                       ---------      ---------      ---------
 Net investment income                                    5,996          6,045          5,656
                                                       ---------      ---------      ---------
 Net realized investment gains                              159             90            229
 Other income                                               435            355            660
                                                       ---------      ---------      ---------

          Total revenues                                 25,049         20,022         19,896
                                                       ---------      ---------      ---------

EXPENSES:
 Losses and loss adjustment expenses                     15,677         15,591         15,236
 Underwriting expenses                                    3,858          2,918          2,438
 Other                                                    1,888            676            928
                                                       ---------      ---------      ---------

          Total expenses                                 21,423         19,185         18,602
                                                       ---------      ---------      ---------

INCOME BEFORE INCOME TAXES                                3,626            837          1,294
                                                       ---------      ---------      ---------

INCOME TAX (BENEFIT) PROVISION:
 Current                                                  1,658           (255)           102
 Deferred                                                  (579)           133            201
                                                       ---------      ---------      ---------

          Total income tax (benefit) provision            1,079           (122)           303
                                                       ---------      ---------      ---------

NET INCOME                                             $  2,547       $    959       $    991
                                                       =========      =========      =========

See notes to consolidated financial statements.

NCRIC GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996 (IN THOUSANDS)
--------------------------------------------------------------------------------

                                                  1998         1997       1996
NET INCOME                                      $2,547       $  959   $    991

OTHER COMPREHENSIVE INCOME:
    Unrealized holding gains (losses) on
        investments during the period            2,016        1,762     (1,817)
    (Taxes) or benefit associated with
        unrealized holding gains or losses        (684)        (599)       620
    Less:  reclassification adjustment
        for gains included in net income          (159)         (90)      (229)
    Taxes associated with reclassification
        adjustment                                  54           30         77
                                             ---------    ---------   --------

OTHER COMPREHENSIVE INCOME (LOSS)                1,227        1,103     (1,349)
                                             ---------    ---------   --------

COMPREHENSIVE INCOME (LOSS)                     $3,774       $2,062   $   (358)
                                             =========    =========   ========

See notes to consolidated financial statements.

NCRIC GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF  STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996 (IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                        ACCUMULATED
                                                                           OTHER
                                                      Additional       COMPREHENSIVE                           TOTAL
                                        COMMON          PAID IN            INCOME           RETAINED        STOCKHOLDER'S
                                         STOCK          CAPITAL           (LOSSES)          EARNINGS           EQUITY
BALANCE, JANUARY 1, 1996                $    -          $   797           $ 1,035           $ 23,950          $ 25,782

    Net unrealized investment losses,
      net of deferred income taxes           -                -            (1,349)                 -            (1,349)

    Net income                               -                -                 -                991               991
                                        ------          -------           -------           --------          --------

BALANCE, DECEMBER 31, 1996                   -              797              (314)            24,941            25,424

    Net unrealized investment gains,
      net of deferred income taxes           -                -             1,103                  -             1,103

    Net income                               -                -                 -                959               959
                                        ------          -------           -------           --------          --------

BALANCE, DECEMBER 31, 1997                   -              797               789             25,900            27,486

    Capital contribution from
      NCRIC Holdings, Inc.                   -                1                 -                  -                 1

    Cash dividend to stockholder             -                -                 -               (250)             (250)

    Net unrealized investment gains,
      net of deferred income taxes           -                -             1,227                  -             1,227

    Net income                               -                -                 -              2,547             2,547
                                        ------          -------           -------           --------          --------

BALANCE, DECEMBER 31, 1998                   -          $   798           $ 2,016           $ 28,197          $ 31,011
                                        ======          =======           =======           ========          ========

See notes to consolidated financial statements.

NCRIC GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996 (IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                      1998             1997             1996
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                        $  2,547         $    959         $    991
  Adjustments to reconcile net income
    to net cash flows from operating activities:
      Net realized investment gains                                     (159)             (90)            (229)
      Amortization and depreciation                                      235              486              809
      Loss on sale of building                                             -              197                -
    Deferred federal income taxes                                       (579)             133              201
    Changes in assets and liabilities:
      Reinsurance recoverable                                         (7,867)          (2,398)           1,504
      Other assets                                                      (252)            (773)            (840)
      Losses and loss adjustment expenses                             12,565            3,930             (827)
      Retrospective premiums accrued under
        reinsurance treaties                                          (7,270)          (1,043)           2,776
      Unearned premiums                                                2,945              403                -
      Other liabilities                                                  838             (176)             952
                                                                    --------         --------         --------

          Net cash flows from operating activities                     3,003            1,628            5,337
                                                                    --------         --------         --------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of investments                                         (58,781)         (64,363)         (72,427)
    Sales, maturities and redemptions of investments                  58,811           61,122           63,971
    Purchases of property and equipment                                 (766)            (516)               -
    Proceeds from sale of building                                         -            1,178                -
                                                                    --------         --------         --------

          Net cash flows from investing activities                      (736)          (2,579)          (8,456)
                                                                    --------         --------         --------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from issuance of common stock                                 1                -                -
    Dividends paid                                                      (250)               -                -
                                                                    --------         --------         --------
                                                                        (249)               -                -
                                                                    --------         --------         --------

NET CHANGE IN CASH AND CASH
  EQUIVALENTS                                                          2,018             (951)          (3,119)
                                                                    --------         --------         --------

CASH AND CASH EQUIVALENTS,
  BEGINNING OF PERIOD                                                  4,065            5,016            8,135
                                                                    --------         --------         --------

CASH AND CASH EQUIVALENTS,
  END OF PERIOD                                                     $  6,083         $  4,065         $  5,016
                                                                    ========         ========         ========

SUPPLEMENTARY INFORMATION:
  Cash paid for income taxes                                        $    700         $      -         $    645
                                                                    ========         ========         ========

See notes to consolidated financial statements.

NCRIC GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996
--------------------------------------------------------------------------------

1. SIGNIFICANT ACCOUNTING POLICIES

   Organization and Basis of Reporting On April 20, 1998, the Board of Governors of National Capital Reciprocal Insurance Company adopted a plan of reorganization which authorized the formation of NCRIC, A Mutual Holding Company (Mutual Holding Company) and to convert into NCRIC, Inc. (NCRIC), a stock medical professional liability insurance company. The reorganization became effective on December 31, 1998.

   Through a series of stock transfers effected in connection with the reorganization, Mutual Holding Company owns all of the outstanding shares of NCRIC Holdings, Inc., which owns all of the outstanding shares of NCRIC Group, Inc. (Company), which owns all of the outstanding shares of NCRIC. District of Columbia law provides that Mutual Holding Company must at all times own, directly or indirectly, a majority of the outstanding voting stock of NCRIC.

   The reorganization separated the contract rights and membership interests of the policyholders so that their contract rights remain with NCRIC while their membership interests are in the Mutual Holding Company. Each policyholder of a policy that was in force as of December 31, 1998, and who was a member of National Capital Reciprocal Insurance Company, pursuant to the reorganization, became a member of the Mutual Holding Company.

   The accompanying financial statements present the consolidated financial position and results of operations of NCRIC Group, Inc. and subsidiaries and their predecessors.

   Together with its subsidiaries, the Company provides comprehensive professional liability and office premises liability insurance under nonassessable policies to physicians having their principal practice in the District of Columbia, Maryland or Virginia. A majority of the Company's business is written in the District of Columbia.

   The Company has issued policies on both an occurrence and a claims-made basis. However, subsequent to June 1, 1986, substantially all policies were issued on the claims-made basis. Occurrence-basis policies provide coverage to the policyholder for all losses incurred during the policy year regardless of when the related claims are reported. Claims-made basis policies provide coverage to the policyholder for covered claims reported during the current policy year provided the related losses were incurred while claims-made basis policies were in effect.

   Tail coverage is offered for doctors terminating their insurance policies. This coverage extends the reporting period ad infinitum in which to report future claims resulting from incidents occurring while a claims-made policy was in effect. Beginning in 1988, prior acts insurance coverage was first issued, subject to underwriting criteria for new insureds. Such coverage extends the effective date of claims-made policies to designated periods prior to initial coverage.

   Principles of Consolidation - The consolidated financial statements include the accounts of the Company. All significant intercompany transactions have been eliminated in the consolidation. The Company includes the following entities:

   .  NCRIC Group, Inc.

   .  NCRIC, Inc.

   .  Commonwealth Medical Liability Insurance Company

   .  National Capital Insurance Brokerage, Ltd.

   .  NCRIC Insurance Agency, Inc.

   .  NCRIC Physicians Organization, Inc.

   .  NCRIC MSO, Inc.

   The accompanying financial statements have been prepared in conformity with generally accepted accounting principles (GAAP), which differ from statutory accounting practices prescribed or permitted for insurance companies by regulatory authorities.

   Cash Equivalents - For purposes of reporting cash flows, the Company considers short-term investments purchased with an initial maturity of three months or less to be cash equivalents.

   Investments - The Company has classified its investments as available for sale and has reported them at fair value, with unrealized gains and losses excluded from earnings and reported, net of deferred taxes, as a component of equity and other comprehensive income. Realized gains and losses are determined using the specific identification method.

   Property and Equipment - Fixed assets are recorded at cost and reported as a component of other assets. Depreciation is recorded using the straight-line method over estimated useful lives of three to five years. The balance of fixed assets at December 31, 1998 and 1997 of $1,010,000 and $509,000,
   respectively, are net of accumulated depreciation of $766,000 and $339,000.

   Liabilities for Losses and Loss Adjustment Expenses - Liabilities for losses and loss adjustment expenses are established on the basis of reported losses and a provision for losses incurred but not reported and related loss adjustment expenses. These amounts are based on the estimates of management and are subject to risks and uncertainties. As facts become known, adjustments to these estimates are reflected in earnings. The Company protects itself from excessive losses by reinsuring certain levels of risk in various areas of exposure with reinsurers. Amounts recoverable from reinsurers are estimated in a manner consistent with the loss and loss adjustment expense reserve associated with the reinsured policy.

   Recognition of Premiums Revenue - Premiums are earned pro rata over the terms of the policies. During 1997 the Company began to stagger the effective dates of premium renewals, which resulted in unearned premium income for premiums collected prior to year-end but unearned until the following year. Policyholder dividend credits are accrued as reductions to premium income in the year declared.

   Income Taxes - The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

   Reclassifications - In order to conform to the current presentation, certain prior year balances, relating to losses and loss adjustment expenses, retrospective premiums accrued under reinsurance treaties, and other items have been reclassified.

   Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounts subject to management estimates are reinsurance recoverable, liabilities for losses and loss adjustment expenses, and retrospective premiums accrued under reinsurance treaties.

2. INVESTMENTS

   The following tables show the amortized cost and fair value of investments (in thousands):

                                                              GROSS              GROSS
                                        AMORTIZED          UNREALIZED         UNREALIZED          FAIR
                                           COST               GAINS             LOSSES           VALUE
As of December 31, 1998

U.S. Government and agencies              $23,728             $1,032             $ (16)          $24,744
Corporate                                  18,823                704               (40)           19,487
Tax-exempt obligations                     19,329              1,045                 -            20,374
Mortgage-backed securities                 26,218                381               (69)           26,530
                                          -------             ------             -----           -------

                                           88,098              3,162              (125)           91,135
Preferred stocks                            5,195                 88               (70)            5,213
                                          -------             ------             -----           -------

Total                                     $93,293             $3,250             $(195)          $96,348
                                          =======             ======             =====           =======

                                                              GROSS               GROSS
                                        AMORTIZED          UNREALIZED           UNREALIZED          FAIR
                                          COST                GAINS               LOSSES            VALUE
As of December 31, 1997

U.S. Government and agencies              $28,293             $  115                $ (7)          $28,401
Corporate                                  16,168                394                 (28)           16,534
Tax-exempt obligations                     20,811                383                 (11)           21,183
Mortgage-backed securities                 23,683                241                  (6)           23,918
                                          -------             ------                ----           -------

                                           88,955              1,133                 (52)           90,036
Preferred stocks                            4,208                136                 (18)            4,326
                                          -------             ------                ----           -------

Total                                     $93,163             $1,269                $(70)          $94,362
                                          =======             ======                ====           =======

    The amortized cost and fair value of debt securities and preferred stocks at December 31, 1998 and 1997, are shown by maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

                                                                    IN THOUSANDS
                                            -----------------------------------------------------------
                                                 DECEMBER 31, 1998                DECEMBER 31, 1997
                                            ----------------------------     ---------------------------
                                               AMORTIZED          FAIR         AMORTIZED         FAIR
                                                 COST            VALUE           COST           VALUE
Due in one year or less                           $ 1,611        $ 1,619       $ 5,971         $ 6,054
Due after one year through five years               9,552          9,767        17,027          16,976
Due after five years through ten years             20,275         21,028        12,962          13,184
Due after ten years                                30,442         32,191        29,312          29,904
                                                  -------        -------       -------         -------
                                                   61,880         64,605        65,272          66,118
Preferred stocks                                    5,195          5,213         4,208           4,326
Mortgage-backed securities                         26,218         26,530        23,683          23,918
                                                  -------        -------       -------         -------

Total                                             $93,293        $96,348       $93,163         $94,362
                                                  =======        =======       =======         =======

   Proceeds from bond maturities and redemptions of fixed maturity investments during the years ended December 31, 1998, 1997 and 1996, were $58,811,000, $35,475,000, and $59,577,000, respectively. Gross gains of $521,000,
   $300,000, and $451,000, and gross losses of $362,000, $210,000, and $221,000, were realized on bond redemptions during years December 31, 1998, 1997, and 1996, respectively.

3. LIABILITIES FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

   Liabilities for unpaid losses and loss adjustment expenses represent an estimate of the ultimate net cost of all losses that are unpaid at the balance sheet date, and are based on the loss and loss adjustment expense factors inherent in the Company's experience and expectations. Estimation factors used by the Company reflect current case-basis estimates (supplemented by industry statistical data) and give effect to estimates of trends in claim severity and frequency. These estimates are continually reviewed, and adjustments, reflected in current operations are made thereto as deemed necessary.

   Although the Company believes the liabilities for losses and loss adjustment expenses are reasonable and adequate for the circumstances, it is possible that the Company's actual incurred losses and loss adjustment expenses will not conform to the assumptions inherent in the determination of the liabilities. Accordingly, the ultimate settlement of losses and the related loss adjustment expenses may vary from the amounts included in the financial statements.

   Activity in the liabilities for losses and loss adjustment expenses is summarized as follows (in thousands):

                                                 1998           1997          1996
BALANCE, Beginning
    of period                                   $75,136        $71,206        $72,033

    Less reinsurance recoverable
        on unpaid claims                         17,077         14,679         16,182
                                                -------        -------        -------

NET BALANCE                                      58,059         56,527         55,851
                                                -------        -------        -------

    Incurred related to:
        Current year                             19,140         19,444         16,775
        Prior years                              (3,463)        (3,853)        (1,539)
                                                -------        -------        -------

           Total incurred                        15,677         15,591         15,236
                                                -------        -------        -------

    Paid related to:
        Current year                              1,247          1,867          2,145
        Prior years                               9,335         12,192         12,415
                                                -------        -------        -------

           Total paid                            10,582         14,059         14,560
                                                -------        -------        -------

NET BALANCE                                      63,154         58,059         56,527

    Plus reinsurance recoverable
        on unpaid claims                         24,546         17,077         14,679
                                                -------        -------        -------

BALANCE, End of period                          $87,700        $75,136        $71,206
                                                =======        =======        =======

4. RENEWAL CREDIT DIVIDENDS TO POLICYHOLDERS

   In 1998, 1997, and 1996, the Company declared renewal credit dividends to its policyholders, which are payable in the form of a premium credit on the succeeding year's policy premiums. The Company accrues policyholders' dividend credits in the year declared as a reduction of premium income.

5.  REINSURANCE AGREEMENTS

   The Company has reinsurance agreements that allow the Company to write policies with higher coverage limits than it is individually capable or desirous of retaining by reinsuring the amount in excess thereof. The Company has both excess of loss treaties and quota share treaties.

   The Company is contingently liable in the event the reinsurers are unable to meet their obligations under these contracts. There were unused letters of credit executed by reinsurers in favor of the Company of $166,000, $169,000, and $2,852,000 at December 31, 1998, 1997, and 1996, respectively. Such letters of credits are issued as security against ceded losses recoverable in the future.

   The effect of reinsurance on premiums written and earned for the periods ended are as follows (in thousands):

                                                              DECEMBER 31,
                              1998                              1997                              1996
                      -----------------------          ------------------------         ------------------------
                      WRITTEN          EARNED          WRITTEN          EARNED          WRITTEN          EARNED
Direct                 $19,214        $16,270          $17,869          $17,466          $19,017         $19,017
Ceded
  Current year          (6,013)        (5,623)          (5,474)          (5,474)          (7,312)         (7,312)
  Prior                  9,712          9,712            3,620            3,620            3,073           3,073
   year                -------        -------          -------                           -------         -------
Total ceded              3,699          4,089           (1,854)          (1,854)          (4,239)         (4,239)
                       -------        -------          -------          -------          -------         -------

Net                    $22,913        $20,359          $16,015          $16,015          $14,778         $14,778
                       =======        =======          =======          =======          =======         =======

6. TRANSACTIONS WITH AFFILIATES

   Prior to the reorganization, National Capital Underwriters, Inc. (NCUI) was the designated attorney-in-fact for each policyholder physician under an Application for Membership/Power of Attorney, which each physician signed when applying for insurance coverage. Pursuant to the reorganization, NCUI was merged into NCRIC. Duties and responsibilities at NCUI are detailed in an attorney-in-fact agreement. Under such agreement, NCUI managed NCRIC and performed all operating functions. NCUI was reimbursed by NCRIC for all expenses incurred in this capacity, limited to 18% of net billed premiums. Payments made to NCUI based on budgeted expenses were subject to retrospective adjustment with amounts in excess of allowable expenses returnable to NCRIC after the end of NCUI's fiscal year. Such payments totaled $2,728,000 (15.3% of net billed premiums), and $2,657,000 (14.5% of net billed premiums), for the years ended December 31, 1997 and 1996, respectively.

   Effective June 30, 1997, NCRIC purchased 100% of NCUI's issued and outstanding stock, and NCUI was consolidated on the effective date.

7. INCOME TAXES

   The Company files a consolidated Federal income tax return.

   Deferred federal income tax is created by temporary differences that will result in net taxable amounts in future years due to the differing treatment of certain items for tax and financial statement purposes.

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities consist of the following (in thousands):

                                                    1998            1997           1996
Deferred tax assets:

    Unearned premiums                              $   431         $  271         $  273
    Discounted losses reserves                       3,174          2,482          2,715
    Fair valuation of investments                        -              -            160
    Depreciation and amortization                       51             71              -
    Minimum tax credit carryforward                      -            213            188
    Other                                              125            165            172
                                                   -------         ------         ------

                                                     3,781          3,202          3,508
                                                   -------         ------         ------

Deferred tax liabilities:
    Fair valuation of investments                   (1,039)          (409)             -
    Depreciation and amortization                        -              -            (13)
                                                   -------         ------         ------

                                                    (1,039)          (409)           (13)
                                                   -------         ------         ------

Net deferred tax assets                            $ 2,742         $2,793         $3,495
                                                   =======         ======         ======

    Federal income tax expense differs from that calculated using established corporate rates primarily due to nontaxable investment income as follows (in thousands):

                                                            YEAR ENDED DECEMBER 31,
                               -------------------------------------------------------------------------------------
                                           1998                        1997                           1996
                               -------------------------      ----------------------           ---------------------
                                                 % OF                         % OF                          % OF
                                                PRETAX                       PRETAX                        PRETAX
                                 AMOUNT         INCOME        AMOUNT         INCOME            AMOUNT      INCOME
Federal income tax
  at statutory rates             $1,233          34%           $ 285            34%            $ 440         34%
Tax-exempt income                  (321)         (9)            (355)          (42)              (47)        (4)
Dividends received                  (69)         (2)             (66)           (8)              (74)        (6)
Reorganization costs                221           6                -             -                 -          -
Other                                15           1               14             1               (16)        (1)
                                 ------         ---            -----          ----             -----        ---

Federal income tax
  at effective rates             $1,079          30%           $(122)          (15)%           $ 303         23%
                                 ======         ===            =====          ====             =====        ===

8. SALE OF BUILDING AND COMMITMENTS

   On November 7, 1997, NCRIC sold its office building to an unrelated party. The transaction resulted in a loss of $197,000, which was recognized in 1997. According to the terms of a post-sale lease between the new owner and NCRIC, NCRIC remained in the office space until the end of April 1998.

   NCRIC entered into an operating lease for new office space located in Washington, D.C., effective on April 15, 1998. The lease terms are for 10 years with a monthly base rent of $35,000 and a 2.0% "annual escalator." As of December 31, 1998, future minimum commitments under this noncancelable lease, which began on April 15, 1998, are as follows (in thousands):


     1999                                           $  427
     2000                                              436
     2001                                              444
     2002                                              453
     2003                                              479
     Thereafter                                      2,227
                                                    ------
      Total                                         $4,466
                                                    ======


   Rent expense during the year ended December 31, 1998 was $301,000.


   On December 22, 1997, NCRIC entered into a line-of-credit agreement with a bank for $2,500,000. This line of credit is unsecured and is renewable annually. As of December 31, 1998, NCRIC had not drawn down on this facility.

   NCRIC was required to establish a letter of credit to secure an appellate bond for a case which is in the District of Columbia appellate process. As of December 31, 1998 the letter of credit totaled $1.65 million.

9. STATUTORY ACCOUNTING AND DIVIDEND RESTRICTIONS

   The effects on these GAAP financial statements of the differences between the statutory basis of accounting prescribed or permitted by the District of Columbia Department of Insurance and Securities Regulation (DISR) and GAAP are summarized below (in thousands):

                                                                       DECEMBER 31,
                                                      --------------------------------------------
                                                            1998           1997           1996
    POLICYHOLDERS' SURPLUS -
        STATUTORY BASIS                                    $24,116        $23,258        $22,365
        Effects of fair valuation of investments             2,016            789           (314)
        Effects of deferred taxes                            3,781          3,202          3,335
        Effects of nonadmitted assets and other              1,098            237             38
                                                           -------        -------        -------

    STOCKHOLDER'S EQUITY - GAAP BASIS                      $31,011        $27,486        $25,424
                                                           =======        =======        =======

    NET INCOME - STATUTORY BASIS                           $ 2,577        $ 1,726        $   814
        Effects of deferred taxes                              579           (133)          (201)
        Effects of consolidation versus equity
            method of accounting for subsidiaries             (609)          (634)           378
                                                           -------        -------        -------

    NET INCOME - GAAP BASIS                                $ 2,547        $   959        $   991
                                                           =======        =======        =======

    As of December 31, 1998, 1997 and 1996, statutory capital for NCRIC was sufficient to satisfy regulatory requirements. Each insurance company is restricted under the applicable Insurance Code as to the amount of dividends it may pay without regulatory consent.

    During 1997, NCRIC received permission from DISR to account for certain receivable balances due, pursuant to an executed retrospective rating plan agreement, as direct accrued retrospective premiums receivable. The balance was established in accordance with the NAIC Annual Statement instructions manual, which requires 10% of the balance to be included as nonadmitted. This permitted practice had a positive $900,000 monetary effect on the statutory surplus for the year ended December 31, 1997.

    In March 1998, the National Association of Insurance Commissioners adopted the Codification of Statutory Accounting Principles (Codification). The Codification, which is intended to standardize regulatory accounting and reporting for the insurance industry, is proposed to be effective January 1, 2001. However, statutory accounting principles will continue to be established by individual state laws and permitted practices. The Company has not finalized the quantification of the effects of the Codification on its statutory financial statements.

10. COMPREHENSIVE INCOME

    The Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, during 1998. Prior financial statements have been restated to conform to the requirements of this Standard. Accumulated Other Comprehensive Income balances represent net unrealized investment gains or losses net of deferred income taxes.

11. REPORTABLE SEGMENT INFORMATION

    The Company has two reportable segments: Insurance and practice management and financial services. The insurance segment provides medical professional liability and other insurance. The practice management and financial services segment provides practice management and financial services to physicians. The Company expects the acquisitions of HealthCare Consulting, Inc., HCI Ventures, LLC and Employee Benefit Services (see Note 12) to expand the practice management and financial services business segment.

    The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit or loss from operations before income taxes.

    The Company's reportable segments are strategic business units that offer different products and services, and therefore are managed separately.

   Selected financial data is presented below for each business segment for the year ended December 31:

                                                      1998              1997             1996
                                                                   (IN THOUSANDS)
     INSURANCE
     Revenues from external customers                $ 18,806        $ 13,884         $ 14,008
     Net investment income                              5,996           6,044            5,652
     Net realized investment gains                        159              90              229
     Depreciation and amortization                        209             366              626
     Segment profit (loss) before taxes                 4,316           1,150            1,766
     Segment assets                                   133,780         121,854          116,389
     Segment liabilities                              102,748          94,350           91,011
     Expenditures for segment assets                      540             516                -

     PRACTICE MANAGEMENT AND FINANCIAL SERVICES

     Revenues from external customers                $     88        $      3         $      3
     Net investment income                                  -               1                4
     Net realized investment gains                          -               -                -
     Depreciation and amortization                         26             120              183
     Segment profit (loss) before taxes                  (690)           (313)            (472)
     Segment assets                                       439              47              299
     Segment liabilities                                  281              65              254
     Expenditures for segment assets                      226               -                -

     TOTAL

     Revenues from external customers                $ 18,894        $ 13,887          $14,011
     Net investment income                              5,996           6,045            5,656
     Net realized investment gains                        159              90              229
     Depreciation and amortization                        235             486              809
     Segment profit (loss) before taxes                 3,626             837            1,294
     Segment assets                                   134,219         121,901          116,688
     Segment liabilities                              103,029          94,415           91,265
     Expenditures for segment assets                      766             516                -

    The following are reconciliations of reportable segment assets and liabilities to the Company's consolidated totals (in thousands):


                                                                     DECEMBER 31,
                                                                1998             1997
     Assets:
      Total assets for reportable segments                  $ 134,219         $ 121,901
      Elimination of intersegment receivables                    (218)              (60)
      Elimination of affiliate receivables                       (443)                -
      Other unallocated amounts                                   768                 -
                                                            ---------         ---------
      Consolidated total                                    $ 134,326         $ 121,841
                                                            =========         =========
     Liabilities:
      Total liabilities for reportable segments             $ 103,029          $ 94,415
      Elimination of intersegment payables                       (218)              (60)
      Other liabilities                                           504                 -
                                                            ---------          --------
      Consolidated total                                    $ 103,315          $ 94,355
                                                            =========          ========


12. SUBSEQUENT EVENTS

    On January 4, 1999, the Company acquired all of the outstanding shares of HealthCare Consulting, Inc., all of the outstanding interests of HCI Ventures, LLC, and all the assets of Employee Benefit Services, Inc. for $5.1 million in cash and mandatorily convertible notes in the aggregate principal amount of $300,000. Under terms of the purchase agreement, an additional $3.1 million could be paid in cash if the acquired companies achieve earnings targets in 2000, 2001 and 2002. These companies provide practice management, employee benefit services and financial services to physicians throughout the Mid-Atlantic region.

    The acquisition will be accounted for using the purchase method. Goodwill will be amortized over 20 years on a straight-line basis. The contingent payment would be an addition to goodwill and would be amortized over 20 years.

    In connection with the acquisition, the Company borrowed $2.2 million from Sequoia National Bank to finance a portion of the purchase price. The term of the loan is 7.5 years and the interest rate is prime plus 0.75% per annum, with an additional one-half point being payable at closing. Monthly payments will be interest only for the first six months and blended payments of interest and principal thereafter. Sequoia has the option to call the loan at the end of 6 months and 3.5 years of the term. Security for the loan consists of an assignment of the capital stock of HealthCare Consulting and a blanket lien of all of the receivables of HealthCare Consulting and Employee Benefit Services. There is no penalty for prepayment of the loan. The President of Sequoia National Bank serves on the Company's Board of Directors.

    The following pro forma information presents the results of operations as though the acquisition had occurred at January 1, 1998 (in thousands):

                                        NCRIC        ACQUIRED     PRO FORMA
                                        Group       COMPANIES      COMBINED

     Revenue                          $25,049        $ 4,975       $30,024
     Net Income                         2,547            436         2,983


                                   * * * * *

INDEPENDENT AUDITORS' REPORT

To the Owners of
 HealthCare Consulting, Inc., HCI
 Ventures, LLC, and Employee
 Benefits Services, Inc.
Lynchburg, Virginia

We have audited the accompanying combined balance sheets of the management services of HealthCare Consulting, Inc. (HCI), HCI Ventures, LLC (HCIV), and Employee Benefits Services, Inc. (EBSI) (collectively, the Companies) as of December 31, 1998 and 1997, and the related combined statements of income and comprehensive income, owners' equity, and cash flows for the years then ended. These combined financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying combined financial statements were prepared to present the financial position, results of operations and cash flows of HCI, HCIV, and EBSI that relate to the delivery of professional practice management services to physicians and dentists and to the administration of retirement and other employee benefits plans. Because they exclude HCIV's investment in Cornerstone Capital Management, LLC, such financial statements are not intended to be a complete presentation of the financial position, results of operations and cash flows of the Companies.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the management services of the Companies as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

January 22, 1999

THE MANAGEMENT SERVICES OF HEALTHCARE
CONSULTING, INC.,  HCI VENTURES, LLC, AND
EMPLOYEE BENEFITS SERVICES, INC.

COMBINED BALANCE SHEETS
DECEMBER 31, 1998 AND 1997
----------------------------------------------------------------------------------------------

ASSETS                                                                1998              1997
CURRENT ASSETS:
    Cash and cash equivalents                                     $   48,070        $   97,273
    Accounts receivable (net of allowance for
        doubtful accounts of $135,000 and $130,000)                  703,499           859,354
    Other receivables                                                  4,529            10,487
                                                                  ----------        ----------

                      Total current assets                           756,098           967,114

PROPERTY AND EQUIPMENT - Net                                         209,801           219,822

ADVANCES TO AFFILIATES                                                     -           173,088

INVESTMENTS IN MANAGEMENT SERVICE
    ORGANIZATIONS                                                     17,750            22,246

OTHER ASSETS                                                          77,423            69,727
                                                                  ----------        ----------

TOTAL ASSETS                                                      $1,061,072        $1,451,997
                                                                  ==========        ==========

LIABILITIES AND OWNERS' EQUITY

CURRENT LIABILITIES:
    Accounts payable and accrued expenses                         $   86,071        $  160,210
    Obligations under line of credit                                       -           239,000
    Notes payable to owners                                           99,000                 -
    Deferred income taxes                                            225,000           304,000
                                                                  ----------        ----------

                      Total current liabilities                      410,071           703,210

LONG-TERM LIABILITY                                                   90,000            90,000
                                                                  ----------        ----------

                      Total liabilities                              500,071           793,210
                                                                  ----------        ----------

OWNERS' EQUITY:
    Common stock (HCI) ($1 par value - 1,500 shares
        authorized, issued 377 and 344)                                  377               344
    Common stock (EBSI) ($1 par value - 1,500 shares
        authorized, issued 377 and 353)                                  377               353
    Limited liability company capital (HCIV)                           2,388            20,502
    Additional paid-in capital (HCI)                                   8,319             4,491
    Retained earnings                                                549,740           633,297
    Less treasury stock (200 shares at cost)                            (200)             (200)
                                                                  ----------        ----------

                      Total owners' equity                           561,001           658,787
                                                                  ----------        ----------

TOTAL LIABILITIES AND OWNERS' EQUITY                              $1,061,072        $1,451,997
                                                                  ==========        ==========

See notes to combined financial statements.

THE  MANAGEMENT SERVICES OF HEALTHCARE
CONSULTING, INC., HCI VENTURES, LLC, AND
EMPLOYEE BENEFITS SERVICES, INC.

COMBINED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 1998 AND 1997

------------------------------------------------------------------------------------------------------------
                                                                                  1998              1997
REVENUES                                                                        $4,916,209        $3,927,524
                                                                                ----------        ----------

COSTS AND EXPENSES:
    Administrative and consulting salaries                                       1,992,337         1,616,960
    Owners' compensation                                                         1,589,000           983,805
    Rent                                                                           182,534           143,897
    Office supplies                                                                115,018            94,201
    Travel                                                                          90,670            80,009
    Telephone                                                                       81,521            70,905
    Other administrative expenses                                                  921,967           750,002
                                                                                ----------        ----------

                      Total costs and expenses                                   4,973,047         3,739,779
                                                                                ----------        ----------

OPERATING (LOSS) INCOME                                                            (56,838)          187,745
                                                                                ----------        ----------
    Interest and dividend income                                                    59,227            69,180
    Interest expense                                                                (9,061)          (13,476)
                                                                                ----------        ----------

                       Other income - net                                           50,166            55,704
                                                                                ----------        ----------

(LOSS) INCOME BEFORE INCOME TAXES                                                   (6,672)          243,449

INCOME TAX BENEFIT (PROVISION)                                                      76,000           (74,000)
                                                                                ----------        ----------

NET INCOME AND COMPREHENSIVE INCOME                                             $   69,328        $  169,449
                                                                                ==========        ==========

See notes to combined financial statements.

THE MANAGEMENT SERVICES OF HEALTHCARE
CONSULTING, INC., HCI VENTURES, LLC, AND
EMPLOYEE BENEFITS SERVICES, INC.

COMBINED STATEMENTS OF OWNERS' EQUITY
YEARS ENDED DECEMBER 31, 1998 AND 1997

------------------------------------------------------------------------------------------------------------------

                                                                                          LIMITED
                                                                                         LIABILITY    ADDITIONAL
                                                                                          COMPANY       PAID-IN
                                        COMMON STOCK (HCI)        COMMON STOCK (EBSI)     CAPITAL       CAPITAL     RETAINED
                                       --------------------       -------------------
                                        SHARES       AMOUNT       SHARES     AMOUNT        (HCIV)        (HCI)      EARNINGS
BALANCE, JANUARY 1, 1997                  337         $337          353       $353       $      -       $4,491     $ 463,848

 Sale of common stock                       7            7            -          -              -            -             -

 Capital contributions                      -            -            -          -         20,758            -             -

 Distributions to owners                    -            -            -          -           (256)           -             -

 Net income                                 -            -            -          -              -            -       169,449
                                          ---         ----        -----      -----       --------      -------     ---------

BALANCE, DECEMBER 31, 1997                344          344          353        353         20,502        4,491       633,297

 Sale of common stock                      33           33           24         24              -            -             -

 Capital contributions                      -            -            -          -              -        3,828             -

 Distributions to owners                    -            -            -          -        (18,114)           -      (152,885)

 Net income                                 -            -            -          -              -            -        69,328
                                          ---         ----        -----      -----       --------      -------     ---------

BALANCE, DECEMBER 31, 1998                377         $377          377       $377       $  2,388       $8,319     $ 549,740
                                          ===         ====        =====      =====       ========      =======     =========

                                                                  TOTAL
                                           TREASURY              OWNERS'

                                            STOCK                EQUITY
BALANCE, JANUARY 1, 1997                     $(200)            $ 468,829

 Sale of common stock                            -                     7

 Capital contributions                           -                20,758

 Distributions to owners                         -                  (256)

 Net income                                      -               169,449
                                           -------             ---------

BALANCE, DECEMBER 31, 1997                    (200)              658,787

 Sale of common stock                            -                    57

 Capital contributions                           -                 3,828

 Distributions to owners                         -              (170,999)

 Net income                                      -                69,328
                                           -------             ---------

BALANCE, DECEMBER 31, 1998                   $(200)            $ 561,001
                                           =======             =========

See notes to combined financial statements.

THE MANAGEMENT SERVICES OF HEALTHCARE
CONSULTING, INC., HCI VENTURES, LLC, AND
EMPLOYEE BENEFIT SERVICES, INC.


COMBINED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1998 AND 1997
---------------------------------------------------------------------------------------------------

                                                                            1998            1997
OPERATING ACTIVITIES:
 Net income                                                             $   69,328       $ 169,449
 Adjustments to reconcile net income
  to net cash provided by operating activities:
  Depreciation                                                              85,014          58,779
  Deferred income taxes                                                    (76,000)         74,000
  Changes in assets and liabilities:
   Accounts receivable, net                                                155,855        (208,956)
   Accounts payable and accrued liabilities                                (74,139)         59,749
   Other assets                                                            (10,696)            267
                                                                        ----------       ---------

    Net cash provided by operating activities                              149,362         153,288
                                                                        ----------       ---------

INVESTING ACTIVITIES:
 Purchase of property and equipment                                        (74,993)       (100,281)
 Repayment of advances from affiliates and notes receivable                182,620           8,412
 Investment in management service organizations                                  -         (22,246)
 Sale of portion of interest in management service organization              4,750               -
                                                                        ----------       ---------

    Net cash provided by (used in) investing activities                    112,377        (114,115)
                                                                        ----------       ---------

FINANCING ACTIVITIES:
 Proceeds from the issuance of common stock                                     57               7
 Loans from owners                                                          99,000               -
 Partnership capital contributions                                               -          20,758
 Distributions to owners                                                  (170,999)           (256)
 Repayments of borrowings under line of credit                            (239,000)        (11,000)
                                                                        ----------       ---------

    Net cash (used in) provided by
     financing activities                                                 (310,942)          9,509
                                                                        ----------       ---------

(DECREASE) INCREASE IN CASH AND
 CASH EQUIVALENTS                                                          (49,203)         48,682

CASH AND CASH EQUIVALENTS,
 BEGINNING OF YEAR                                                          97,273          48,591
                                                                        ----------       ---------

CASH AND CASH EQUIVALENTS, END OF YEAR                                  $   48,070       $  97,273
                                                                        ==========       =========

SUPPLEMENTAL DISCLOSURE OF CASH
 FLOW INFORMATION:
 Interest paid                                                          $    9,061       $  13,476
                                                                        ==========       =========

See notes to combined financial statements.

THE MANAGEMENT SERVICES OF HEALTHCARE
CONSULTING, INC., HCI VENTURES, LLC, AND
EMPLOYEE BENEFITS SERVICES, INC.


NOTES TO COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

1. SIGNIFICANT ACCOUNTING POLICIES

   Organization and Basis of Reporting - HealthCare Consulting, Inc. (HCI), HCI Ventures, LLC (HCIV), and Employee Benefits Services, Inc. (EBSI) (collectively, the Companies) are engaged in the businesses of providing (i) practice management services, accounting and tax services, and personal financial planning services to medical and dental practices and (ii) retirement planning services and administration to medical and dental practices and certain other businesses throughout the Mid-Atlantic Region. HCI was formed in 1978 as Professional Consultants, Inc. and changed its name to HCI in 1992. HCIV was formed in 1997 to own equity interests in certain management service organizations for which HCI provides services. EBSI was formed in 1989 to provide administrative services to retirement and other benefit plans.

   The combined financial statements reflect the accounts and activities of HCI and EBSI, and the investments in management service organizations by HCIV. They exclude accounts and activities related to HCIV's investment in Cornerstone Capital Management, LLC (Cornerstone). Combined financial statements are presented based on the common ownership and management of the entities. Significant transactions between the entities have been eliminated.

   On January 4, 1999, the Companies' assets, exclusive of HCIV's investment in Cornerstone, were sold to NCRIC Group, Inc. (NCRIC). The Companies now operate as a wholly-owned subsidiary of NCRIC. The accompanying combined financial statements do not reflect the effects of any adjustments arising from this transaction.

   Cash and Cash Equivalents - For purposes of reporting cash flows, the Companies consider short-term investments purchased with an initial maturity of three months or less to be cash equivalents.

   Property and Equipment - Property and equipment are recorded at cost. Depreciation is recorded using the straight-line method over estimated useful lives of 10 years for furniture and fixtures and generally three to five years for other fixed assets.

   Investments in Management Service Organizations - Investments in management service organizations represent equity interests ranging from five percent to 20 percent and are carried at cost.

   Intangible Assets - Goodwill of $55,000, arising from HCI's acquisition of a professional services consulting firm in 1997, is amortized on a straight-line basis over twenty years. Goodwill is included in other assets and is shown net of accumulated amortization of $3,667 and $917 as of December 31, 1998 and 1997.

   Revenue Recognition - Revenue is recognized as services are performed under terms of management and other contracts. Revenue is generally billed in the month following the performance of related services.

   Income Taxes - HCI uses the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of assets and liabilities. HCI files its income tax returns on a modified cash basis. HCIV is treated as a flow-through entity for tax purposes and, as such, no provision for income taxes has been recorded for its operations. EBSI has elected to be taxed under Subchapter S of the Internal Revenue Code and is, therefore, also treated as a flow-through entity for tax purposes.

   New Accounting Standard - The Companies have adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, and have presented statements of income and comprehensive income for the years ended December 31, 1998 and 1997. As the Companies have not engaged in transactions resulting in other comprehensive income, the adoption of this statement did not have a material effect on the financial statements.

   Impairment of Long-Lived Assets - The Companies review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During the years ended December 31, 1998 and 1997, the Companies did not find it necessary to record a provision for impairment of such assets.

   Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

   Concentrations of Credit Risk - Financial instruments that potentially subject the Companies to concentrations of credit risk are principally accounts receivable. The Companies perform credit evaluations and generally do not require collateral to support receivables.

   Litigation - The Companies are subject to claims arising in the normal course of its business. Management does not believe that any such claims or assessments will have a material effect on the Companies' financial position, results of operations or cash flows.

2. PROPERTY AND EQUIPMENT

   Property and equipment are summarized as follows:

                                                             DECEMBER 31,
                                                        1998           1997
  Computer and other equipment                        $ 656,089      $ 588,115
  Furniture, fixtures, and leasehold improvements       120,046        113,027
                                                      ---------      ---------

                                                        776,135        701,142

      Less accumulated depreciation
          and amortization                             (566,334)      (481,320)
                                                      ---------      ---------

  Property and equipment - net                        $ 209,801      $ 219,822
                                                      =========      =========

   Included in property and equipment are approximately $370,000 of fully depreciated assets.

3. OBLIGATIONS UNDER LINE OF CREDIT

   Indebtedness at December 31, 1997, is attributable to a $250,000 bank credit facility which is collateralized by HCI's receivables. Interest charged on the outstanding balance is equal to the bank's prime rate plus 1% per annum. The weighted average interest rate charged on the credit facility was 8.97% for the year ended December 31, 1997. The facility was paid in full in December, 1998.

4. COMMITMENTS AND CONTINGENCIES

   Leases - The Companies have entered into operating leases for office space and equipment. Future minimum lease payments under noncancelable operating leases at December 31, 1998, are as follows:

                                                OFFICE         OFFICE
                                                SPACE         EQUIPMENT        TOTAL
          1999                                  $179,000         $3,000        $182,000
          2000                                   161,000          3,000         164,000
          2001                                    93,000          1,000          94,000
          2002                                    67,000          1,000          68,000
          2003                                    16,000                         16,000
                                                --------         ------        --------

          Total minimum lease payments          $516,000         $8,000        $524,000
                                                ========         ======        ========

   The above future lease payments contain related party rents of approximately $60,000 for the years ending December 31, 1999 and 2000 (see Note 6).

   Employment Agreements - HCI has entered into employment agreements with its owners and certain other key employees. These agreements include covenants not to compete and, in one case, will provide the employee with severance pay based on his final 12-month's compensation. The Companies' estimated obligation for such severance of $90,000 is reflected as a long-term liability as of December 31, 1998 and 1997.

5. INCOME TAXES

   Deferred tax assets and liabilities are comprised principally of the following components:

                                                                     DECEMBER 31,
                                                                 1998          1997
          Deferred tax liabilities:
              Receivables                                      $243,000       $311,000
              Depreciation                                       26,000         27,000
                                                               --------       --------
                  Total deferred tax liabilities                269,000        338,000
                                                               --------       --------
           Deferred tax assets:
              Accounts payable and accrued liabilities          (16,000)        (7,000)
              Accrued severance                                 (35,000)       (35,000)
              Net operating loss carryforwards                   (1,000)        (3,000)
                                                               --------       --------
                  Total deferred tax assets                     (52,000)       (45,000)
                                                               --------       --------
          Net deferred tax liability                           $217,000       $293,000
                                                               ========       ========

   The deferred tax assets and liabilities have been classified in the accompanying balance sheets as follows:

                                                           DECEMBER 31,
                                                         1998           1997

         Current liabilities                            $225,000      $304,000
         Other assets                                     (8,000)      (11,000)
                                                        --------      --------

                                                        $217,000      $293,000
                                                        ========      ========

   The income tax benefit (provision) consists of the following:

                                                            YEAR ENDED
                                                  DECEMBER 31,     DECEMBER 31,
                                                      1998             1997
         Federal:
             Current                                $     -         $      -
             Deferred                                71,000          (69,000)
                                                    -------         --------

                                                     71,000          (69,000)
                                                    -------         --------

         State:
             Current                                      -                -
             Deferred                                 5,000           (5,000)
                                                    -------         --------

                                                      5,000           (5,000)
                                                    -------         --------

                                                    $76,000         $(74,000)
                                                    =======         ========

   The Companies' effective income tax rate is comprised principally of the statutory Federal income tax rate of 34% plus state income taxes, net of Federal benefit, applied to HCI's operating results.

6. RELATED PARTY TRANSACTIONS

   The total revenues reported in the combined statements of income and comprehensive income for the years ended December 31, 1998 and 1997, include approximately $197,000 and $80,000 earned by HCI from management service organizations in which HCIV has an equity investment.

   Advances to affiliates as of December 31, 1997 include working capital advances to Cornerstone Capital Management, LLC, an investment management company that was 75% owned by HCIV, and other working capital advances to management service organizations in which HCIV has an equity investment. All such working capital advances had been repaid as of December 31, 1998.

   HCI rents an office building from a partnership whose partners are HCI owners. For this property, HCI paid approximately $62,000 in rent for each of the years ended December 31, 1998 and 1997.

   During 1998, NCRIC MSO, a subsidiary of NCRIC, paid HCI approximately $150,000 for services performed by HCI.

   Included in other receivables as of December 31, 1998 are $3,828 of owners' capital contributions.

   As of December 31, 1998, HCI owed an aggregate of $99,000 to its owners under the terms of notes payable. Such notes bear interest at 6.35% and are payable on April 30, 1999.

7. EMPLOYEE BENEFIT PLANS

   The Companies sponsor a defined contribution money purchase pension plan. Employees who are 21 years or older and have 2 years of service are eligible for participation in the plan. Under the plan, the Companies contribute 5% of each participant's total annual compensation. All contributions are 100% vested. The contributions for the years ended December 31, 1998 and 1997 were approximately $92,000 and $128,000, respectively.

   The Companies also sponsor a defined contribution 401(k) profit-sharing plan. Employees who are 21 years or older and have one year of service are eligible for participation in the plan. Employees may elect to contribute 1-15% of total compensation. All contributions are 100% vested. The Companies are not required to make matching contributions to the plan, but may make discretionary contributions. Total contributions to the plan by the Companies for the years ended December 31, 1998 and 1997, were approximately $66,000 and $79,000, respectively.


                                  * * * * * *

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  No dealer, salesman or any other person has been authorized to give any information or to make any representation other than as contained in this prospectus in connection with these offerings, and, if given or made, the other information or representation must not be relied upon as having been authorized by NCRIC Group, Inc. or Sandler O'Neill & Partners, L.P. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the offered securities to any person in any jurisdiction in which the offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make an offer or solicitation in the jurisdiction. Neither the delivery of this prospectus nor any sale of shares shall under any circumstances create any implication that there has been no change in the affairs of NCRIC Group, Inc. since the date of this prospectus or any of the dates as of which information is furnished in this prospectus.

[LOGO OF NCRIC APPEARS HERE]

                                1,840,000 Shares

                               NCRIC Group, Inc.
              Holding company for NCRIC, Inc. and NCRIC MSO, Inc.

                                  COMMON STOCK

                               ----------------
                                   PROSPECTUS

                               ----------------

                                  May 10, 1999

                        Sandler O'Neill & Partners, L.P.

  Until June 4, 1999 or 25 days after commencement of the syndicated community offering, if any, whichever is later, all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------